

Performance
Food Group

2023 PROXY STATEMENT

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

At **Performance Food Group,** we are proud of the heritage, talent and local knowledge of our family of companies. Across all locations, our shared culture unites us and helps us to consistently deliver the goods. PFG In Action guides how we show up for each other, our customers and our communities. At PFG, our commitment to our associates, customers and communities can be summed up in a simple phrase: We Deliver the Goods.







NOTICE OF 2023 VIRTUAL ANNUAL MEETING OF STOCKHOLDERS

LOGISTICS



WHEN
Thursday,
November 30, 2023
10:30 A.M. Eastern Time



WHERE
Meeting live via the internet – please visit www.virtualshareholdermeeting.com/PFGC2023



WHO CAN VOTE
You may vote at the Annual Meeting of Stockholders to be held on November 30, 2023 (the "Annual Meeting") if you were a stockholder of record at the close of business on October 2, 2023.

ITEMS OF BUSINESS

	Proposal	BOARD RECOMMENDATION
1	To elect the 11 director nominees listed in the Proxy Statement.	✓ FOR each director nominee
2	To ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for fiscal 2024.	✓ FOR
3	To approve, in a non-binding advisory vote, the compensation paid to our named executive officers.	✓ FOR

Stockholders will also consider such other business as may properly come before the Annual Meeting and any adjournments or postponements thereof. Proxy votes must be received no later than 11:59 P.M., Eastern Time, on November 29, 2023.

If you plan to participate virtually in the Annual Meeting, please see the instructions in the "Questions and Answers about Voting and the Annual Meeting" section of this Proxy Statement. Stockholders will be able to listen, vote electronically and submit questions online during the Annual Meeting. There will be no physical location for stockholders to attend. Stockholders may only participate online at www.virtualshareholdermeeting.com/PFGC2023.

This Proxy Statement, together with a form of proxy card and the Annual Report on Form 10-K for the fiscal year ended July 1, 2023 (the "Annual Report"), are first being sent to stockholders on or about October 10, 2023.

Your vote is important to us. Thank you for voting.

WAYS TO VOTE YOUR PROXY



BY INTERNET
Go to the website www.proxyvote.com and follow the instructions, 24 hours a day, seven days a week.

You will need the 16-digit number included on your proxy card to obtain your records and to vote by internet.



BY TELEPHONE
From a touch-tone telephone, dial 1-800-690-6903 and follow the recorded instructions, 24 hours a day, seven days a week.

You will need the 16-digit number included on your proxy card in order to vote by telephone.



BY MAIL
Mark your selections on the proxy card.

Date and sign your name exactly as it appears on your proxy card.

Mail the proxy card in the enclosed postage-paid envelope provided to you in time to be received before the deadline.

By Order of the Board of Directors,

A. Brent King
Executive Vice President,
General Counsel and Secretary

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON THURSDAY, NOVEMBER 30, 2023:
This Proxy Statement and our Annual Report are available free of charge on the Annual Report and Proxy tab in the Financial Information section in the Investors section of our website (https://investors.pfgc.com/financials/annual-reports/default.aspx; https://investors.pfgc.com/financials/proxy/default.aspx).

MESSAGE FROM OUR CHAIRMAN AND CHIEF EXECUTIVE OFFICER



DEAR STOCKHOLDER:

Our organization had another excellent year in fiscal 2023, with strong execution across our business units and solid top- and bottom-line growth contributing to our strong financial position. We made significant strides during the fiscal year as the macro-economic environment continued to recover, which allowed us to grow our business while improving upon our efficiency and generating record cash flow.

All three of our operating segments contributed to the results, with rapid growth in some of our most profitable businesses. In Foodservice, this was reflected in 6.2% organic case growth in our Independent Restaurant business. This growth accelerated in the back half of the fiscal year, setting our company up for what we expect will be a great fiscal 2024. We also had great success with our company-owned brands, which in fiscal 2023 represented approximately 52% of total Independent Restaurant sales – a record for our company.

Vistar improved through the fiscal year, as that business continued to push into new lines of business while growing the legacy channels. As a result, Vistar experienced 23.6% revenue growth for the fiscal year. Vistar remains an important piece of our profit growth and margin expansion.

Finally, our Convenience business has progressed ahead of our original expectations, with double-digit sales growth of food and foodservice into the convenience store channel. This growth was produced by a combination of new business and organic same-store sales growth. We are very pleased with the integration of the Core-Mark organization, which has fit nicely into our overall corporate structure. We see a bright future for our Convenience segment and believe we are uniquely positioned to offer a full range of products and services to the U.S. convenience operator.

ESG PROGRESS

During fiscal 2023, PFG also made progress on our Environmental, Social and Governance ("ESG") initiatives. We published our third annual ESG report, which highlighted the progress we've made on a range of metrics. Our company remains focused on reaching key goals around energy efficiency, greenhouse gas emissions, waste management and responsible sourcing. Our leadership recognizes the importance of these initiatives and is committed to integrating our ESG efforts across our business. Our ESG performance is embedded into the fabric of our company and will help guide us as we deliver exceptional service and value to our customers.

Our fiscal 2023 financial results included:

- Total case volume growth of 6%
- Net sales increased 13% to $57.3 billion
- Gross profit improved 19% to $6.3 billion
- Net income of $397.2 million
- Adjusted EBITDA increased 34% to $1.4 billion [(1)]
- Diluted earnings per share ("EPS") of $2.54

EXECUTING OUR STRATEGIC PRIORITIES

Our business is focused on three key strategic priorities that guide how our organization executes every day: 1) consistent, profitable top-line growth 2) Adjusted EBITDA profit margin expansion and 3) leverage reduction. I am pleased to report that we made great progress in all three areas during fiscal 2023. Our revenue, which increased 13% in the fiscal year, was the result of strong sales growth across our business segments and was achieved despite lower inflation as we exited the fiscal year. This is a testament to our company's ability to drive case growth by adding business in key accounts, gaining market share and expanding into new lines of business. We have invested behind technology and resources to support our 35,000+ associates to help make their work more efficient. We have introduced our new online ordering platform, Customer First, to the marketplace. We believe this new tool will make our team more efficient and produce increased cross-selling revenue opportunities across all three business segments.

Our growth is focused on highly profitable channels, which is one of the key drivers for our second goal—Adjusted EBITDA profit margin expansion. During the fiscal year, we built upon profitable revenue growth by being more efficient as an organization and disciplined on our cost line. The result was 34% Adjusted EBITDA growth, representing 38 bps of Adjusted EBITDA profit margin expansion improvement over fiscal 2022.

This strong bottom-line result produced $832 million of operating cash flow during the fiscal year. Our strong cash flow profile enabled us to make significant investments to support our business, including increased capacity to support long-term growth.



We were also able to reduce our leverage during the fiscal year, the third pillar of our strategy. At the end of fiscal 2023, our net debt to Adjusted EBITDA ratio was 2.9x, which is just below the mid-point of our 2.5x to 3.5x target range. I am incredibly pleased with the progress our team has made on our financial position. Our strong balance sheet allowed our company to take advantage of the $300 million share repurchase program authorized by our board of directors last fall. During fiscal 2023, PFG repurchased $11.2 million of our stock.

I am proud of how our organization finished the fiscal year on a high note and excited for the year ahead. I am grateful to all of our associates who have worked hard to help make PFG a true leader in our industry.

Best regards,

George Holm

George L. Holm
Chairman of the Board of Directors
and Chief Executive Officer

(1) This Proxy Statement includes several metrics, including Adjusted EBITDA and Adjusted Diluted EPS, that are not calculated in accordance with generally accepted accounting principles in the U.S. ("GAAP"). Please see Appendix A at the end of this Proxy Statement for the definitions of non-GAAP financial measures and reconciliations of such non-GAAP financial measures to their respective most comparable financial measures calculated in accordance with GAAP.



PROXY SUMMARY

This summary highlights information about Performance Food Group Company (the "Company" or "PFG") and certain other information contained elsewhere in this Proxy Statement. This summary does not contain all of the information you should consider in voting your shares; therefore, you should read the entire Proxy Statement carefully before voting. Except where the context requires otherwise, references to "the Company," "we," "us" and "our" refer to Performance Food Group Company. Capitalized terms used but not defined herein have the meanings set forth in our Annual Report.

ABOUT PERFORMANCE FOOD GROUP

PFG AT A GLANCE



LEADING FOOD AND FOODSERVICE DISTRIBUTOR

Foodservice is one of the largest broadline distributors by net sales in the U.S., and markets and distributes food and food-related products to independent restaurants, chain restaurants, and other institutional "food-away-from-home" locations.

Vistar is a leading national distributor of candy, snacks and beverages to vending and office coffee service distributors, retailers, theaters and hospitality providers.

Convenience is one of the largest foodservice and wholesale consumer products distributors in the convenience retail industry in North America.



Over
35,000
associates nationwide


142
distribution centers

 **PFG delivers approximately**
250,000
national and proprietary branded food and food-related products

Over
357,000,000 miles
logged with one of the nation's largest truck fleets

 **PFG delivers to more than**
300,000
customer locations

FISCAL 2023 PERFORMANCE HIGHLIGHTS[1]



2023 NET SALES = $57.3B
- 50%
- 8%
- 42%

ADJUSTED EBITDA BY SEGMENT
- 59%
- 20%
- 21%

SEGMENT ADJUSTED EBITDA PROFIT MARGINS
- 3.3%
- 7.2%
- 1.4%

$1.4 billion
2022 Adj. EBITDA[2]

- ■ Foodservice
- ■ Vistar
- ■ Convenience

[1] Percentages presented for segments exclude corporate overhead and other non-reportable segments.

[2] Please see Appendix A at the end of this Proxy Statement for the definitions of non-GAAP financial measures and reconciliations of such non-GAAP financial measures to their respective most comparable financial measures calculated in accordance with GAAP.

PFG Performance Food Group

OUR GEOGRAPHIC FOOTPRINT



Foodservice **78**

Vistar **25**

Convenience **39**

142
distribution centers




CORE STRATEGIES



CONSISTENT, PROFITABLE TOP-LINE GROWTH



ADJUSTED EBITDA PROFIT MARGIN EXPANSION



LEVERAGE REDUCTION

VOTING ROADMAP

PROPOSAL 01 **Election of Directors**

✓ Your Board of Directors recommends that you vote "**FOR**" the election of the 11 director nominees.

» See page 13 for further information.

THE BOARD OF DIRECTORS OF PERFORMANCE FOOD GROUP COMPANY (THE "BOARD" OR "BOARD OF DIRECTORS")



George L. Holm
Chairman and Chief Executive Officer of Performance Food Group
Other Current Public Company Boards: **None**

Age: **68**
Director Since: **2002**



Manuel A. Fernandez [IND]
Lead Independent Director. Managing Director of SI Ventures. Former Chief Executive Officer of Gartner, Inc.
Other Current Public Company Boards: **Leggett & Platt, Incorporated**

Age: **77**
Director Since: **2017**
Committees: **Compensation, NCG, Technology**



Barbara J. Beck [IND]
Executive Advisor to American Securities LLC
Other Current Public Company Boards: **Ecolab Inc.**
Committees: **Compensation**, NCG

Age: **63**
Director Since: **2019**



William F. Dawson, Jr. [IND]
Chairman and CEO of Northway Partners LLC
Other Current Public Company Boards: **None**
Committees: **Audit, Technology**

Age: **59**
Director Since: **2002**



Laura Flanagan [IND]
Chief Executive Officer of Ripple Foods
Other Current Public Company Boards: **Topgolf Callaway Brands Corp.**
Committees: **Audit, Technology**

Age: **55**
Director Since: **2021**



Matthew C. Flanigan [IND]
Former EVP and Chief Financial Officer of Leggett & Platt, Incorporated
Other Current Public Company Boards: **Jack Henry & Associates, Inc.**
Committees: **Audit**, **Technology**

Age: **61**
Director Since: **2019**



Kimberly S. Grant [IND]
Former Global Head of Restaurants and Bars for Four Seasons Hotels and Resorts
Other Current Public Company Boards: **None**
Committees: **Compensation, NCG**

Age: **52**
Director Since: **2017**



Jeffrey M. Overly [IND]
Former Operating Partner of The Blackstone Group
Other Current Public Company Boards: **None**
Committees: **Compensation, NCG**

Age: **65**
Director Since: **2013**



David V. Singer [IND]
Former Chief Executive Officer of Snyder's-Lance, Inc.
Other Current Public Company Boards: **Brunswick Corporation**
Committees: **Audit, Technology**

Age: **68**
Director Since: **2019**



Randall N. Spratt [IND]
Former Executive Vice President, Chief Information Officer and Chief Technology Officer of McKesson Corporation
Other Current Public Company Boards: **None**
Committees: **Audit**, **Technology**

Age: **71**
Director Since: **2018**



Warren M. Thompson [IND]
Chairman of the Board and President of Thompson Hospitality
Other Current Public Company Boards: **Sizzle Acquisition Corp.**
Committees: **Compensation, NCG**

Age: **64**
Director Since: **2020**

KEYS

[IND] Independent   🔲 Chair

Committees:

Audit	Audit and Finance Committee	**NCG**	Nominating and Corporate Governance Committee
Compensation	Human Capital and Compensation Committee	**Technology**	Technology and Cybersecurity Committee

 

BOARD SNAPSHOT

INDEPENDENCE



10 directors are independent

91%

All directors nominees are independent except our CEO

TENURE



6.5 years Average Independent Director tenure

9 directors
10 years or less

DIVERSITY



3 directors are women

3 directors are ethnically diverse

AGE

2 director
Over 70 years



63.9
Average Age

3 directors
50 to 60 years

6 directors
61 to 70 years

CORPORATE GOVERNANCE HIGHLIGHTS

STOCKHOLDER RIGHTS

- ✔ Majority voting standard for the election of directors in uncontested elections
- ✔ Proxy access bylaw provision enabling a stockholder who has owned a significant amount of our common stock for a significant amount of time to submit director nominees
- ✔ Majority voting standard for amending our governing documents
- ✔ Majority voting standard for removing directors
- ✔ Right to call a special meeting

OTHER BOARD AND BOARD COMMITTEE PRACTICES

- ✔ Stock ownership requirements for directors and executive officers
- ✔ Policies prohibiting hedging our shares
- ✔ Policy prohibiting directors and executive officers from pledging our shares
- ✔ All of our directors are elected annually
- ✔ Annual Board and committee self-evaluations
- ✔ Nominating and Corporate Governance Committee oversight of ESG
- ✔ Technology and Cybersecurity Committee oversight of our cybersecurity program

BOARD INDEPENDENCE

- ✔ The Board has determined that all of our directors, other than our CEO, are independent under applicable New York Stock Exchange ("NYSE") rules and our Corporate Governance Guidelines
- ✔ Fully independent Audit and Finance, Human Capital and Compensation, Nominating and Corporate Governance and Technology and Cybersecurity Committees
- ✔ Regular executive sessions of independent directors

BOARD EXPERTISE

- ✔ Two of the five members of our Audit and Finance Committee qualify as an "audit committee financial expert"

POLICIES, PROGRAMS AND GUIDELINES

- ✔ Corporate Governance Guidelines place limits on the number of public company directorships held by our directors
- ✔ Any director who has a significant change in principal employment or occupation must offer to resign

CORPORATE SOCIAL RESPONSIBILITY

PFG is committed to preserving the environment, strengthening our social impact, and establishing effective governance. In fiscal 2023, we prioritized efforts to advance our ESG strategy and goals in our operations and throughout our value chain.

 ## ENVIRONMENTAL STEWARDSHIP

ENERGY EFFICIENCY AT FACILITIES

PFG is committed to implementing new technologies that help reduce our greenhouse gas emissions and carbon footprint. PFG collaborated with several external partners to launch a commercial evaluation program using all-electric refrigeration technology on a battery-electric truck for sustainable, direct-emissions-free distribution of refrigerated and frozen foods.

FLEET FUEL MANAGEMENT

PFG entered into an agreement to purchase five hydrogen fuel-cell electric tractors with the intention of acquiring additional units in the coming fiscal year. This technology will help transition the fleet to zero-emissions, while maintaining similar operating characteristics.

RENEWABLE ENERGY

PFG is in the process of implementing roof-top solar into one of our California foodservice distribution centers, with several more in California under negotiation. PFG is evaluating solar on several new construction projects across the country spanning multiple business segments.

 ## SOCIAL

DIVERSITY, INCLUSION & BELONGING (DI&B)

We have actively engaged our associates in DI&B by introducing Associate Resource Groups ("ARGs"). There are two active ARGs at PFG and there are plans to introduce two new ARGs in fiscal 2024.

RESPONSIBLE SOURCING

PFG actively monitors our branded beef, pork, poultry, seafood, coffee, and tea vendors to ensure they maintain evidence that these products are produced with environmentally sustainable and socially responsible practices as evidenced by appropriate certifications.

STAKEHOLDER ENGAGEMENT

In addition to enterprise-wide efforts, PFG drives community engagement locally through commitments of time, talent, and resources. While we continue to make fighting food insecurity a priority in our charitable giving, last fiscal year, PFG and our associates supported more than 175 organizations that addressed needs in the 150+ communities where we live, work, and serve our valued customers.

 ## GOVERNANCE

ESG BOARD INDEPENDENCE AND OVERSIGHT

The Nominating and Corporate Governance Committee of our Board of Directors has oversight responsibility for PFG's ESG strategies and programs and receives ESG progress reports on a quarterly basis.

ESG GOVERNANCE STRUCTURE

PFG has a dedicated senior-level resource that is responsible for daily ESG management and oversees a series of cross-functional ESG committees, including Operations, Supply Chain, Reporting, Diversity, Inclusion, Belonging and Community. These committees meet regularly to review action plans that have been created to advance efforts intended to achieve our ESG goals specific to each area.

TRANSPARENCY AND DISCLOSURE

PFG publishes an annual Corporate Social Responsibility Report that provides ESG-related disclosures using the recommended frameworks from the Sustainable Accounting Standards Board (SASB) and the Task Force for Climate-related Financial Disclosures (TCFD). The report also includes PFG's progress to-date measured against our long-term ESG goals.

PROPOSAL 02

Ratification of Independent Registered Public Accounting Firm

 Your Board of Directors recommends that you vote "**FOR**" the ratification of Deloitte & Touche LLP as our independent registered public accounting firm for fiscal 2024.

» See page 37 for further information.

PROPOSAL 03

Advisory Vote on Named Executive Officer Compensation

 Your Board of Directors recommends that you vote "**FOR**" the approval of the compensation paid to our named executive officers.

» See page 48 for further information.

FRAMEWORK OF 2023 NAMED EXECUTIVE OFFICER COMPENSATION

	COMPENSATION ELEMENT	COMPENSATION OBJECTIVES DESIGNED TO BE ACHIEVED
18%	**Base Salary**	Recognize ongoing performance of job responsibilities.
21%	**Cash Incentive Opportunity**	Compensation "at risk" and designed to encourage the achievement of annual business goals.
61%	**Long-Term Equity Incentive Opportunity**	Compensation "at risk" and designed to encourage the creation of stockholder value and the achievement of long-term business goals.

COMPENSATION PRACTICES

 **WHAT WE DO**

- ✔ **Performance Driven Pay:** We base a very high percentage of executive pay on Company performance through annual and long-term incentives that are capped. We require executives to achieve annual and long-term performance-based goals tied to stockholder value.
- ✔ **Pay Aligned to Peers:** We target median compensation levels and benchmark market data of our peer group companies when making executive compensation decisions.
- ✔ **Annual Say-on-Pay:** We hold an annual advisory Say-on-Pay vote concerning executive compensation.
- ✔ **Clawbacks:** Our clawback policy subjects sign-on grants, incentive cash, and/or equity awards to clawbacks in the event of a restatement of the financial statements or an error in the calculation of such incentive-based or equity-based compensation, regardless of fraud or misconduct.
- ✔ **Stock Ownership Requirements:** We apply mandatory stock ownership guidelines for executive officers and directors.
- ✔ **Independent Compensation Consulting Firm reporting directly to the Human Capital and Compensation Committee ("Compensation Committee"):** Our Compensation Committee engages an independent compensation consulting firm, that does not provide any other services to our Company, to provide counsel and evaluate and manage risk in our compensation programs.
- ✔ **Double-Trigger Severance Agreements:** We maintain double-trigger equity award vesting acceleration upon involuntary termination following a change in control ("CIC").
- ✔ **Annual Risk Assessment:** We perform an annual risk assessment of our compensation programs with the assistance of our independent compensation consulting firm.

 **WHAT WE DON'T DO**

- ✖ No excise tax gross-ups.
- ✖ No modified single-trigger or single-trigger CIC severance agreements (we only use double-trigger CIC severance provisions).
- ✖ No uncapped incentive compensation opportunities.
- ✖ No hedging of shares by our directors or employees, including our executive officers.
- ✖ No pledging of shares by our directors or executive officers.
- ✖ No excessive perquisites.
- ✖ No repricing of underwater stock options.
- ✖ No dividends provided on unearned performance awards.

PFG Performance Food Group

TABLE OF CONTENTS



CORPORATE GOVERNANCE AT PERFORMANCE FOOD GROUP

PROPOSAL 01 Election of Directors



Your Board of Directors recommends that you vote “**FOR**” the election of the 11 director nominees.

Upon the recommendation of the Nominating and Corporate Governance Committee, the full Board of Directors has considered and nominated the following slate of director nominees to hold office for one year until our 2024 Annual Meeting of Stockholders (the “2024 Annual Meeting”) and until their successors have been elected and qualified, subject to their earlier death, resignation, or removal: George L. Holm, Barbara J. Beck, William F. Dawson, Jr., Manuel A. Fernandez, Laura Flanagan, Matthew C. Flanigan, Kimberly S. Grant, Jeffrey M. Overly, David V. Singer, Randall N. Spratt and Warren M. Thompson. Action will be taken at the Annual Meeting for the election of these 11 director nominees.

Unless otherwise instructed, the individuals named in the form of proxy card (the “proxyholders”) included with this Proxy Statement intend to vote the proxies held by them “FOR” the election of George L. Holm, Barbara J. Beck, William F. Dawson, Jr., Manuel A. Fernandez, Laura Flanagan, Matthew C. Flanigan, Kimberly S. Grant, Jeffrey M. Overly, David V. Singer, Randall N. Spratt, and Warren M. Thompson. Each of these nominees has indicated that he or she is willing and able to serve as a director. If any of these nominees ceases to be a candidate for election by the time of the Annual Meeting (a contingency which the Board does not expect to occur), proxies may be voted by the proxyholders in accordance with the recommendation of the Board.

THE BOARD OF DIRECTORS

INDEPENDENCE









91%

All directors nominees are independent except our CEO

TENURE

6.5 years
Average Independent Director Tenure
9 directors
10 years or less

DIVERSITY

3 directors
are women
3 directors
are ethnically diverse

AGE

2 directors
Over 70 years
3 directors
50 to 60 years
63.9
Average Age
6 directors
61 to 70 years

DIRECTOR NOMINATION PROCESS

The Nominating and Corporate Governance Committee weighs the characteristics, experience, independence and skills of potential candidates for election to the Board and recommends nominees to the Board for election as director.

01 CONSIDERATION AND ASSESSMENT OF CANDIDATES

In considering candidates for the Board, the Nominating and Corporate Governance Committee also assesses the size, composition, and combined expertise of the Board. As the application of these factors involves the exercise of judgment, the Nominating and Corporate Governance Committee does not have a standard set of fixed qualifications that is applicable to all director candidates, although the Nominating and Corporate Governance Committee does at a minimum assess each candidate's strength of character, judgment, industry knowledge or experience, independence of thought, and his or her ability to work collegially with the other members of the Board.

02 IDENTIFICATION OF PROSPECTIVE DIRECTOR CANDIDATES

In identifying prospective director candidates, the Nominating and Corporate Governance Committee may seek referrals from other members of the Board, management, stockholders and other sources, including third party recommendations. The Nominating and Corporate Governance Committee also may, but need not, retain a search firm in order to assist it in identifying candidates to serve as directors of the Company. The Nominating and Corporate Governance Committee utilizes the same criteria for evaluating candidates regardless of the source of the referral.

03 DETERMINATION OF OVERALL BOARD EFFECTIVENESS

When considering director candidates, the Nominating and Corporate Governance Committee seeks individuals with backgrounds and qualities that, when combined with those of our incumbent directors, provide a blend of skills and experience to further enhance the Board's effectiveness.

In connection with its annual recommendation of a slate of nominees, the Nominating and Corporate Governance Committee also may assess the contributions of those directors recommended for re-election in the context of the Board evaluation process and other perceived needs of the Board.

When considering whether the nominees have the experience, qualifications, attributes and skills, taken as a whole, to enable the Board to satisfy its oversight responsibilities effectively in light of our business and structure, the Board focuses primarily on each nominee's current performance as a director and on the information discussed in each Board member's or candidate's biographical information.

We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business.

COMMITMENT TO DIVERSITY

Although the Board does not have a formal diversity policy, the Nominating and Corporate Governance Committee considers diversity to be an important consideration when evaluating Board composition and recognizes the value of cultivating a Board with a diverse mix of perspectives, skills, experiences, and backgrounds. As such, when considering a director candidate, the Nominating and Governance Committee takes into account the candidate's self-identified specific diversity characteristics, such as race, gender, ethnicity, religion, nationality, disability, sexual orientation or cultural background. Demonstrating PFG's commitment to diversity at every level of our organization, three of our director nominees, or approximately 27%, are women and three of our director nominees, or approximately 27%, identify as ethnically diverse. Of the five new independent directors added in the past four years, three (or 60%) represent gender or ethnic diversity. Additionally, for each new director search, the Nominating and Corporate Governance Committee is committed to including female and racial or ethnic minority candidates in the candidate pool.

DIRECTOR QUALIFICATIONS AND EXPERTISE

The Nominating and Corporate Governance Committee is committed to ensuring that we have an experienced Board of Directors with diverse perspectives, strategic skill sets, and professional experience in areas relevant to our business and strategic objectives. The table below highlights the unique mix of key skills, qualifications and experiences that each director nominee brings to our Board of Directors. Because the table is a summary, it is not intended to be a complete description of all the key skills, qualifications, attributes, and experiences of each director. If an individual is not listed as having a particular attribute, it does not signify a director's lack of ability to contribute in such area.

	Holm	Fernandez	Beck	Dawson, Jr.	Flanagan	Flanigan	Grant	Overly	Singer	Spratt	Thompson
CEO Leadership	✓	✓	✓	✓	✓				✓		✓
Financial		✓	✓	✓		✓	✓		✓		✓
Foodservice Distribution Industry	✓	✓			✓				✓		✓
Human Capital Management	✓	✓	✓	✓	✓		✓		✓		✓
Marketing and Sales	✓	✓	✓		✓		✓		✓		✓
Operations and Logistics	✓	✓		✓	✓		✓	✓	✓	✓	✓
Other Public Company Boards & ESG		✓	✓		✓	✓			✓	✓	✓
Public Reporting or Auditing						✓			✓		
Restaurant					✓		✓				✓
Risk Management	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Strategic Planning	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Technology and Cybersecurity		✓				✓				✓	
M&A/Integration	✓	✓		✓	✓	✓		✓	✓	✓	✓
Gender Identity	M	M	F	M	F	M	F	M	M	M	M
Racial Diversity		✓					✓				✓

CEO Leadership	Experience as a CEO of a large public or private organization brings unique perspectives and practical understanding of strategy, risk management, execution, and the operation and management of large organizations.
Financial	Directors with financial knowledge and experience allocating capital resources across a large complex organization provide important insights with respect to achieving our financial and strategic objectives.
Foodservice Distribution Industry	Experience in the foodservice distribution industry enables a director to provide valuable perspective and guidance on issues and opportunities specific to PFG's industry, business, operations, and strategy.
Human Capital Management	Experience with human capital management is important to our strategy to attract, train, develop, and retain talented associates who contribute to PFG's success.
Marketing and Sales	Directors with experience in marketing, brand management, marketing strategy and/or sales offer insight into evolving marketing practices and developing market opportunities.
Operations and Logistics	Directors with experience leading complex operations can provide practical insights valuable to optimizing our operational capabilities and implementing our operational initiatives.
Other Public Company Boards & ESG	Experience serving as directors of other public companies or experience overseeing ESG matters, including sustainability initiatives, corporate social responsibility and/or diversity and inclusion matters, provides insight into best practices for corporate governance, protecting stockholder interests, functioning of the Board, and Board oversight of corporate strategy, ESG, and risk management.
Public Reporting or Auditing	Financial reporting and auditing experience is important for effective Board oversight of our accounting, reporting, and financial practices and robust internal controls.
Restaurant	Experience in the restaurant and hospitality industry brings valuable perspectives of a foodservice industry customer to the Board.
Risk Management	Experience in risk management is important to the Board's role in overseeing the management of strategic, financial, operational, compliance, and other significant risks affecting PFG and its business and anticipating risks that could impact PFG in the future.
Strategic Planning	Strategic planning experience assists the Board with oversight of the establishment and execution of PFG's strategic vision and priorities.
Technology and Cybersecurity	Experience in technology and cybersecurity assists the Board in supporting the use of technology in the implementation of our strategic plans and overseeing the management of cybersecurity and information security risks.
M&A/Integration	Directors with experience managing complex strategic transactions, including significant acquisitions or other business combinations, as well as the successful integration of acquired businesses can provide valuable guidance on how to develop and implement strategies for growing our business and implementing our strategy.

PFG Performance Food Group

NOMINEES FOR ELECTION TO THE BOARD OF DIRECTORS

The following information describes the offices held, other public company directorships and the term of service of each director nominee. Beneficial ownership of equity securities of the director nominees is shown under "Ownership of Securities."

DIRECTOR NOMINEES



George L. Holm

Age: **68**

Director since: **2002**

Committees: **None**



BACKGROUND

Mr. Holm has served as our Chief Executive Officer since September 2002, when he founded the Company and subsequently led the Company through its expansion into the broadline foodservice distribution industry with the Performance Food Group Company acquisition in May 2008. Additionally, in January 2019, Mr. Holm was named Chairman of the Board. Prior to joining the Company, he held various senior executive positions with Sysco Corporation, Alliant Foodservice and US Foods. Mr. Holm received a Bachelor of Science degree in business administration from Grand Canyon University.

KEY EXPERIENCES

We considered Mr. Holm's experience as an executive in the U.S. foodservice distribution industry. Furthermore, we also considered how his additional role as our Chief Executive Officer brings management perspective to Board deliberations and provides valuable information about the status of our day-to-day operations.

OTHER PUBLIC COMPANY DIRECTORSHIPS

None.



Manuel A. Fernandez

Age: **77**

Director since: **2017**

Committees:

Human Capital and Compensation; Nominating and Corporate Governance; Technology and Cybersecurity



BACKGROUND

Mr. Fernandez serves as the Managing Director of SI Ventures, a venture capital firm focused on information technology and communications infrastructure. He has held that position with the firm since its inception in 1998. Mr. Fernandez served as Chief Executive Officer of Gartner, Inc., a leading research and advisory company, from 1991 to 1998, and Chairman of the Board of Directors of Gartner, Inc. from 1991 until 2001. He has also been Chairman and Chief Executive Officer of three technology-driven companies: Dataquest, Inc., Gavilan Computer Corporation and Zilog Incorporated. Mr. Fernandez has served on the board of directors of Leggett & Platt, Incorporated since 2014. He previously served on the board of directors of Brunswick Corporation from 1997 to 2020, Time, Inc. from 2014 to 2018, Flowers Foods, Inc. from 2005 to 2014, and Sysco Corporation from 2006 to 2013. Mr. Fernandez graduated from the University of Florida with a degree in electrical engineering and completed post-graduate work in solid-state engineering at the University of Florida. Mr. Fernandez currently serves as our Lead Independent Director.

KEY EXPERIENCES

We considered Mr. Fernandez's extensive experience leading both public and private companies in foodservice and other industries, including three technology companies, allowing him to bring significant experience and knowledge to our Board regarding strategic planning, innovation, technology, acquisitions, corporate governance, distribution, operations, and human resources.

OTHER PUBLIC COMPANY DIRECTORSHIPS

Leggett & Platt, Incorporated

PRIOR PUBLIC COMPANY DIRECTORSHIPS

Brunswick Corporation
Time, Inc.
Flowers Foods, Inc.
Sysco Corporation



CEO Leadership Financial Foodservice Distribution Industry Human Capital Management Marketing and Sales Operations and Logistics

Other Public Company Boards & ESG Public Reporting or Auditing Restaurant Risk Management Strategic Planning Technology and Cybersecurity M&A/Integration



Barbara J. Beck

Age: **63**

Director since: **2019**

Committees:

Human Capital and Compensation (Chair); Nominating and Corporate Governance



BACKGROUND

Ms. Beck serves as an Executive Advisor to American Securities LLC, after retiring from her position as Chief Executive Officer of Learning Care Group, Inc., a global for-profit early education provider, which she held from March 2011 to June 2019. Learning Care Group is a portfolio company of American Securities LLC. Prior to joining Learning Care Group, Ms. Beck spent nine years as an executive of Manpower Inc., a world leader in the employment services industry. From 2006 to 2011, Ms. Beck was President of Manpower's EMEA operations, overseeing Europe (excluding France), the Middle East and Africa. She previously served as Executive Vice President of Manpower's U.S. and Canada business unit from 2002 to 2005. Prior to joining Manpower, Ms. Beck was an executive of Sprint, a global communications company, serving in various operating and leadership roles for 15 years. Since 2008, Ms. Beck has served on the board of directors of Ecolab Inc., a global provider of water, hygiene, and energy technologies and services to food, energy, healthcare, industrial, hospitality, and other markets.

KEY EXPERIENCES

We considered Ms. Beck's extensive general management and operational experience, including as a tenured Chief Executive Officer, allowing her to contribute to our strategic vision particularly as it relates to value creation and innovative business strategies. Ms. Beck has significant knowledge of the impact of labor market trends on global and local economies and expertise in human capital management. Additionally, as a former executive at Sprint Corporation, Ms. Beck also gained expertise in the information technology field.

OTHER PUBLIC COMPANY DIRECTORSHIPS

Ecolab Inc.



William F. Dawson, Jr.

Age: **59**

Director since: **2002**

Committees:

Audit and Finance; Technology and Cybersecurity



BACKGROUND

Mr. Dawson is Chairman and Chief Executive Officer of Northway Partners LLC, a private investment firm. Prior to Northway Partners LLC, Mr. Dawson spent 21 years at Wellspring Capital Management Group LLC ("Wellspring"), a leading middle-market private equity firm. He was Chief Executive Officer from 2014 to 2020 and then Co-Executive Chairman from 2020 to 2021, when he retired from Wellspring. While at Wellspring, he served as the chair of Wellspring's investment committee for 17 years. Mr. Dawson led or co-sponsored several of Wellspring's most successful investments in distribution, consumer services, business services, healthcare, energy services, and industrial companies. Prior to joining Wellspring, Mr. Dawson was a partner at Whitney & Co., where he was head of the middle-market buyout group. Prior to that, Mr. Dawson spent 14 years at Donaldson, Lufkin & Jenrette Securities Corporation where he was most recently a managing director at DLJ Merchant Banking. Mr. Dawson received a Bachelor of Science degree from St. Francis College and an MBA from Harvard Business School.

KEY EXPERIENCES

We considered Mr. Dawson's significant financial, investment, and operational experience from his involvement in Wellspring's investments in numerous portfolio companies, as well as his many years of experience as a director of the Company and its predecessor.

OTHER PUBLIC COMPANY DIRECTORSHIPS

None.



CEO Leadership | Financial | Foodservice Distribution Industry | Human Capital Management | Marketing and Sales | Operations and Logistics

Other Public Company Boards & ESG | Public Reporting or Auditing | Restaurant | Risk Management | Strategic Planning | Technology and Cybersecurity | M&A/Integration



Laura Flanagan

Age: **55**

Director since: **2021**

Committees:
Audit and Finance; Technology and Cybersecurity



BACKGROUND

Ms. Flanagan is the Chief Executive Officer of Ripple Foods, a plant-based food and beverage company, and has served on the board of Topgolf Callaway Brands Corp. since 2018. Ms. Flanagan previously served on the board of Core-Mark International from 2016 to 2021, serving on the Compensation Committee and as chair of the Nominating and Governance Committee. She served as Chief Executive Officer of Foster Farms, the West Coast leader in branded and private label poultry, from 2016 to February 2019. She was previously the President of the Snacks Division of ConAgra Foods, Inc. ("ConAgra") from 2011 until 2014, and served as President of ConAgra's Convenient Meals Division from 2008 until 2011. Prior to joining ConAgra in 2008, Ms. Flanagan was Vice President and Chief Marketing Officer for Tropicana® Shelf Stable Juices at PepsiCo Inc. from 2005 to 2008. Ms. Flanagan also held various marketing leadership positions at General Mills, Inc. and PepsiCo Inc. from 1996 to 2005. Ms. Flanagan has an MBA from Stanford Graduate School of Business and a B.S. in Engineering from Case Western Reserve University.

KEY EXPERIENCES

We considered Ms. Flanagan's extensive general management and operational experience, including as a tenured Chief Executive Officer, and her knowledge, experience and expertise in the food and beverage industry, as well as her experience on other public company boards. Her over 25 years of experience in the food and beverage industry enables her to bring valuable perspectives of a food and beverage industry customer to our Board of Directors. She also has functional expertise in human capital management, strategic planning, consumer sales/marketing, sell-through retail, mergers and acquisitions, operations and logistics, and ESG matters.

OTHER PUBLIC COMPANY DIRECTORSHIPS

Topgolf Callaway Brands Corp.

PRIOR PUBLIC COMPANY DIRECTORSHIPS

Core-Mark International



Matthew C. Flanigan

Age: **61**

Director since: **2019**

Committees:
Audit and Finance (Chair); Technology and Cybersecurity



BACKGROUND

Mr. Flanigan retired in 2019 from his role as Executive Vice President & Chief Financial Officer of Leggett & Platt, Incorporated ("Leggett & Platt"), a global manufacturer of engineered components and products, where he also served on the board of directors for nearly 10 years. Mr. Flanigan was appointed Senior Vice President of Leggett & Platt in 2005 and became Chief Financial Officer in 2003. From 1999 until 2003, he served as President of the Office Furniture and Plastics Components Groups of Leggett & Platt. Mr. Flanigan currently serves as Vice Chairman of the Board and Lead Director of Jack Henry & Associates, Inc., a leading financial technology company. He has served on the board of directors of Jack Henry & Associates since 2007, and he was appointed Lead Director by the independent directors of Jack Henry & Associates in 2012. He also served on the board of directors, including the audit committee and the transaction committee, of Fast Radius, Inc., a cloud manufacturing and digital supply chain company, in 2022.

KEY EXPERIENCES

We considered Mr. Flanigan's substantial executive experience of 16 years as the Chief Financial Officer of a large, publicly-traded company in enabling him to bring important perspectives to our Board of Directors on financial matters, business analytics, compliance, risk management, public reporting, and investor relations.

OTHER PUBLIC COMPANY DIRECTORSHIPS

Jack Henry & Associates

PRIOR PUBLIC COMPANY DIRECTORSHIPS

Fast Radius, Inc.



CEO Leadership | Financial | Foodservice Distribution Industry | Human Capital Management | Marketing and Sales | Operations and Logistics

Other Public Company Boards & ESG | Public Reporting or Auditing | Restaurant | Risk Management | Strategic Planning | Technology and Cybersecurity | M&A/Integration



Kimberly S. Grant

Age: **52**

Director since: **2017**

Committees:
Human Capital and Compensation; Nominating and Corporate Governance



BACKGROUND

Ms. Grant is the former Global Head of Restaurants and Bars for Four Seasons Hotels and Resorts ("Four Seasons"), where she served as the chief executive leading all worldwide food and beverage operations for the company. Ms. Grant previously served as the Chief Executive Officer of ThinkFoodGroup, a global hospitality management company, which owns and operates innovative dining concepts created by two-star Michelin awarded chef José Andrés, from September 2014 to April 2020. Prior to this role, Ms. Grant was the President and Chief Operations Officer of Ruby Tuesday Inc., where she assumed various operations and finance leadership roles over her 21 years. Ms. Grant earned a Master of Science in Banking and Financial Services Management from Boston University and a Bachelor of Science in Hotel and Restaurant Management from Thomas Edison State University, and she has attended various executive education programs at UC Berkeley School of Law (ESG), Stanford Law School, and Harvard Business School while a director of Performance Food Group.

KEY EXPERIENCES

We considered Ms. Grant's knowledge, experience, and expertise in the restaurant and hospitality industry and her significant experience in operations, finance, and investments. Her over 25 years of experience in the restaurant and hospitality industry enables her to bring valuable perspectives of a foodservice industry customer to our Board of Directors.

OTHER PUBLIC COMPANY DIRECTORSHIPS

None.



Jeffrey M. Overly

Age: **64**

Director since: **2013**

Committees:
Human Capital and Compensation; Nominating and Corporate Governance (Chair)



BACKGROUND

Mr. Overly is retired, having most recently served as an Operating Partner at The Blackstone Group ("Blackstone") from 2008 to 2018. Before joining Blackstone in 2008, Mr. Overly was Vice President of Global Fixture Operations at Kohler Company. Prior to that, he served 25 years at General Motors Corporation and Delphi Corporation in numerous operations and engineering positions. Mr. Overly has a Bachelor of Science degree in Industrial Management from the University of Cincinnati and a Masters in Business from Central Michigan University.

KEY EXPERIENCES

We considered Mr. Overly's significant operational and strategic planning experience in public companies and his significant corporate governance expertise gained from his active involvement in Blackstone's investments in numerous portfolio companies.

OTHER PUBLIC COMPANY DIRECTORSHIPS

None.



CEO Leadership | **Financial** | **Foodservice Distribution Industry** | **Human Capital Management** | **Marketing and Sales** | **Operations and Logistics**

Other Public Company Boards & ESG | **Public Reporting or Auditing** | **Restaurant** | **Risk Management** | **Strategic Planning** | **Technology and Cybersecurity** | **M&A/Integration**



David V. Singer

Age: **68**

Director since: **2019**

Committees: **Audit and Finance; Technology and Cybersecurity**



BACKGROUND

Mr. Singer retired in 2013 as the Chief Executive Officer of Snyder's-Lance, Inc. ("Synder's-Lance"), a manufacturer and marketer of snack foods throughout the United States and internationally. Mr. Singer served as Chief Executive Officer and as a director of Snyder's-Lance from its formation in 2010 until his retirement in 2013. He was the President and Chief Executive Officer of Lance, Inc. from 2005 until its merger with Snyder's of Hanover, Inc. ("Snyder's") in 2010. Mr. Singer also served as a director of Lance, Inc. from 2003 until its merger with Snyder's. He previously served as Executive Vice President and Chief Financial Officer of Coca-Cola Bottling Co. Consolidated, a beverage manufacturer and distributor, from 2001 to 2005. Presently, Mr. Singer also serves on the board of directors of Brunswick Corporation, and also previously served on the board of directors of Flowers Foods, Inc., Hanesbrands, Inc. and SPX Flow, Inc.

KEY EXPERIENCES

We considered Mr. Singer's experience as a Chief Financial Officer and his board governance, management and financial experience, as well as his significant knowledge of the food and beverage industries. He also offers expertise in corporate finance and mergers and acquisitions.

OTHER PUBLIC COMPANY DIRECTORSHIPS

Brunswick Corporation

PRIOR PUBLIC COMPANY DIRECTORSHIPS

Snyder's-Lance, Inc.
Flowers Foods, Inc.
Hanesbrands, Inc.
SPX Flow, Inc.



CEO Leadership | **Financial** | **Foodservice Distribution Industry** | **Human Capital Management** | **Marketing and Sales** | **Operations and Logistics**

Other Public Company Boards & ESG | **Public Reporting or Auditing** | **Restaurant** | **Risk Management** | **Strategic Planning** | **Technology and Cybersecurity** | **M&A/Integration**



Randall N. Spratt

Age: 71

Director since: **2018**

Committees:
Audit and Finance; Technology and Cybersecurity (Chair)



BACKGROUND

Mr. Spratt is retired, having most recently served as the Executive Vice President, Chief Information Officer and Chief Technology Officer of McKesson Corporation ("McKesson"), a global pharmaceutical distribution services and information technology company, from 2009 to 2015. Mr. Spratt joined McKesson in 1999 and held various executive positions at McKesson prior to becoming Chief Information Officer and Chief Technology Officer, including as Chief Information Officer from 2005 to 2009, Chief Process Officer for McKesson Provider Technologies from 2003 to 2005 and Senior Vice President, Imaging, Technology and Business Process Improvement from 2000 to 2003. Mr. Spratt previously served on the board of directors of Imperva, Inc. from May 2016 until the company was acquired by Thoma Bravo, LLC in January 2019. Mr. Spratt received a Bachelor of Science in biology from the University of Utah.

KEY EXPERIENCES

We considered Mr. Spratt's extensive experience leading the information technology functions of a multinational large distributor, which allows him to provide invaluable advice and guidance to our management and Board of Directors. We also considered his significant experience in operations and risk management.

OTHER PUBLIC COMPANY DIRECTORSHIPS

None.

PRIOR PUBLIC COMPANY DIRECTORSHIPS

Imperva, Inc.



Warren M. Thompson

Age: 64

Director since: **2020**

Committees:
Human Capital and Compensation; Nominating and Corporate Governance



BACKGROUND

Mr. Thompson is Chairman of the Board and President of Thompson Hospitality Services, LLC, a private retail food and facilities management firm that he founded in 1992. Mr. Thompson began his career with the Marriott Corporation in 1983, where he started with the Restaurant Fast Track Management Development Program and served in 15 positions in nine years, ending as Vice President Operations for the Host Division. Mr. Thompson serves on the board of directors of Sizzle Acquisition Corp, having previously served on the board of directors of Duke Realty Corp. from 2019 until the company was acquired by Prologis, Inc. in October 2022. Mr. Thompson received his Bachelor of Arts degree in Managerial Economics from Hampden-Sydney College and holds an MBA from the University of Virginia's Darden Graduate School of Business Administration.

KEY EXPERIENCES

We considered Mr. Thompson's knowledge, experience, and expertise in the restaurant and hospitality industry and his significant experience in operations and management. His over 35 years of experience in the restaurant and hospitality industry enables him to bring valuable perspectives of a foodservice industry customer to our Board of Directors.

OTHER PUBLIC COMPANY DIRECTORSHIPS

Sizzle Acquisition Corp.

PRIOR PUBLIC COMPANY DIRECTORSHIPS

Duke Realty Corp.
Federal Realty Investment Trust



CEO Leadership | Financial | Foodservice Distribution Industry | Human Capital Management | Marketing and Sales | Operations and Logistics

Other Public Company Boards & ESG | Public Reporting or Auditing | Restaurant | Risk Management | Strategic Planning | Technology and Cybersecurity | M&A/Integration

STOCKHOLDER NOMINATIONS

The Nominating and Corporate Governance Committee will consider director candidates recommended by stockholders. Any recommendation submitted to the Secretary of the Company should be in writing and should include any supporting material the stockholder considers appropriate in support of that recommendation, but must include information that would be required under the rules of the Securities and Exchange Commission ("SEC") to be included in a proxy statement soliciting proxies for the election of such candidate and a written consent of the candidate to serve as one of our directors if elected.

Stockholders wishing to propose a candidate for consideration may do so by submitting the above information to the attention of the Secretary, Performance Food Group Company, 12500 West Creek Parkway, Richmond, Virginia 23238.

Stockholders may also nominate directors for election to the Board as described in the section entitled "Stockholder Proposals for the 2024 Annual Meeting." Stockholder nominations must satisfy the notification, timeliness, consent and information requirements set forth in our Amended and Restated Bylaws (the "Bylaws") described under "Stockholder Proposals for the 2024 Annual Meeting."

BOARD TENURE POLICY

The Board does not have a policy to impose term limits or a mandatory retirement age for directors because such a policy may deprive the Board of the service of directors who have developed, through valuable experience over time, an increased insight into the Company and its operations.

THE BOARD'S ROLE AND RESPONSIBILITIES

The Board oversees the management of the business and affairs of the Company in a manner consistent with the best interests of the Company and its stockholders. In this oversight role, the Board serves as the ultimate decision-making body of the Company, except for those matters reserved to or shared with the stockholders. The Board selects and oversees the Chief Executive Officer ("CEO"). The CEO and the other members of senior management are charged with conducting the business of the Company.

OVERSIGHT OF STRATEGY
One of the Board's key responsibilities is overseeing and monitoring business strategy.



Our Board actively engages with management to provide effective oversight of and guidance on the development and execution of our short and long-term strategic initiatives and related risks.

This ongoing effort enables the Board to focus on Company performance over the short, intermediate and long term, as well as the quality of operations. In addition to financial and operational performance, non-financial measures, including ESG goals and safety initiatives, are discussed regularly by the Board and Board committees.

While the Board oversees strategic planning, our Chief Executive Officer and the other members of senior management are charged with developing and executing our strategic vision and updating our Board on progress throughout the fiscal year.

OVERSIGHT OF RISK MANAGEMENT

The Board of Directors has extensive involvement in the oversight of risk management related to us and our business. The Board accomplishes this oversight both directly and through its committees, each of which assists the Board in overseeing a part of our overall risk management and regularly reports to the Board regarding risk and the related risk management. In addition, our Board receives periodic detailed operating performance reviews from management regarding certain risks and related risk management processes and procedures.

Audit and Finance Committee	Human Capital and Compensation Committee	Nominating and Corporate Governance Committee	Technology and Cybersecurity Committee
The **Audit and Finance Committee** reviews our accounting, reporting and financial practices, including the integrity of our financial statements and the oversight of our financial controls. Through its regular meetings with management, including the finance, legal, and internal audit functions, the Audit and Finance Committee reviews and discusses all significant areas of our business and summarizes for the Board all areas of risk and the appropriate mitigating factors. The Audit and Finance Committee oversees the Company's enterprise risk management program.	The **Human Capital and Compensation Committee** considers, and discusses with management, management's assessment of certain risks, including whether any risks arising from our compensation policies and practices for our employees are reasonably likely to have a material adverse effect on us.	The **Nominating and Corporate Governance Committee** oversees and evaluates programs and risks associated with Board organization, membership and structure, and corporate governance. The Nominating and Corporate Governance Committee oversees our compliance with our Code of Business Conduct and our environment, health and safety, corporate social responsibility, corporate governance and sustainability (ESG), ethics and quality assurance programs.	The **Technology and Cybersecurity Committee** reviews and discusses with management the Company's risk management and risk assessment guidelines and policies regarding information technology security and the Company's cybersecurity policies, controls and procedures.

OVERSIGHT OF CYBERSECURITY AND INFORMATION SECURITY

Cybersecurity is a key component of the Company's enterprise risk management program. As indicated above, our Technology and Cybersecurity Committee has oversight of the Company's risk assessment processes and risk management policies and mitigation regarding information technology security and the Company's cybersecurity policies, controls, and procedures. PFG's Chief Information Officer and Chief Information Security Officer provide quarterly updates to the Technology and Cybersecurity Committee on progress of security initiatives, strategy, operational performance indicators, risks, and notable incidents. In addition, the Technology and Cybersecurity Committee and the Board receive briefings from time to time from outside experts for an independent view on cybersecurity risks.

PFG adopts a layered "defense-in-depth," risk-based approach to identifying and mitigating security risks. PFG's Information Security Program proactively assesses security trends, current gaps, and our business strategy to manage a three-year rolling cybersecurity strategy. This strategy considers existing risks or those likely to be encountered based on our industry, company profile, and business objectives. The strategy also considers shifting technology trends that could have a material impact on our security infrastructure (e.g., third-party hosted/dependent and a mobile workforce). PFG also implements a risk management program to identify and track information risks from many different sources and adjudicates them based on severity, including third parties, technology projects, acquisitions, ad-hoc risk assessments, and external audits. PFG is subject to external audits in alignment with the Internal Controls Over Financial Reporting (ICOFR) review process. This includes yearly Information Technology General Control Testing and periodic reviews of risks and controls related to cybersecurity items that may impact financial reporting control objectives. PFG maintains an Information Security Training Program that combines several forms of training across user types.

OVERSIGHT OF ESG STRATEGY

Our Nominating and Corporate Governance Committee has been given the responsibility of overseeing our ESG efforts at the Board level and receives ESG progress reports on a quarterly basis from our C-Suite ESG Executive Committee and other cross-functional ESG committees. Please see the "Corporate Social Responsibility" section below for more information regarding Board oversight of ESG.

MANAGEMENT SUCCESSION PLANNING

The Board regularly reviews a succession plan relating to the CEO and other executive officer positions that is developed by management. The Board may also delegate oversight of the succession plan developed by management to a committee of the Board. The succession plan includes, among other things, an assessment of the experience, performance, and skills for possible successors to the CEO. Management development and succession planning remained top priorities of executive management and the Board in fiscal 2023.

COMMUNICATIONS WITH THE BOARD

As described in our Corporate Governance Guidelines, stockholders and other interested parties who wish to communicate with a member or members of our Board of Directors, including the Chairman of our Board of Directors, our Lead Independent Director and each of the Audit and Finance, Compensation, Technology and Cybersecurity, or Nominating and Corporate Governance Committees or to the non-management or independent directors as a group, may do so by addressing such communications or concerns to the Secretary of the Company, 12500 West Creek Parkway, Richmond, Virginia 23238, who will forward such communication to the appropriate party.

CODE OF BUSINESS CONDUCT

We maintain a Code of Business Conduct that is applicable to all of our directors, officers, and employees, including our Chairman and Chief Executive Officer (principal executive officer), Chief Financial Officer (principal financial officer), Chief Accounting Officer (principal accounting officer) and other senior financial officers. The Code of Business Conduct sets forth our policies and expectations on a number of topics, including conflicts of interest, corporate opportunities, confidentiality, compliance with laws (including insider trading laws), use of our assets, and business conduct and fair dealing. This Code of Business Conduct is intended to satisfy the requirements for a code of ethics, as defined by Item 406 of Regulation S-K promulgated by the SEC. The Code of Business Conduct may be found on our website at www.pfgc.com under Investors: Corporate Governance: Governance Documents: Code of Business Conduct.

We will disclose within four business days any substantive changes in or waivers of the Code of Business Conduct granted to our CEO, Chief Financial Officer, Chief Accounting Officer, or persons performing similar functions, by posting such information on our website as set forth above rather than by filing a Current Report on Form 8-K with the SEC. In the case of a waiver for an executive officer or a director, the required disclosure also will be made available on our website within four business days of such determination.

BOARD STRUCTURE

The Board regularly reviews its leadership structure, including during the Board's annual evaluation process, to determine the most appropriate governance structure for the Company. Mr. Holm has served as Chairman of the Board ("Chairman") since 2019. The Board of Directors continues to believe that, at this time, the combined role of Chairman and CEO of the Company, together with the appointment of a Lead Independent Director, the independence of all Board members other than our CEO and the use of regular executive sessions of the independent directors, is appropriate for the Company. The combination allows Mr. Holm to leverage his extensive knowledge of the Company and industry experience into the strategic vision for the management and direction of the Company at both the Board and management level in order to enhance stockholder value, grow and expand the Company's business, and execute the Company's strategies. Mr. Holm is supported in the day-to-day management of the Company by our executive management team. Additionally, the Board believes it is appropriate to have a Lead Independent Director while Mr. Holm serves as Chairman of the Board in order to provide a leadership role for our independent directors. Mr. Fernandez serves as Lead Independent Director, and brings a strong understanding of the Company, its business, and our industry, as well as significant leadership, corporate governance, and public company experience.

SELECTION OF CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER

The Board may select its Chairman and the CEO in any way the Board considers to be in the best interests of the Company. Therefore, the Board does not have a policy on whether the role of Chairman and CEO should be separate or combined and, if it is to be separate, whether the Chairman should be selected from the independent directors. As indicated above, the Board believes that, at this time, the combination of the offices of Chairman of the Board and Chief Executive Officer, with Mr. Holm serving in such roles, is in the best interests of the Company.

LEAD DIRECTOR

Whenever the Chairman is also the CEO or is a director who does not otherwise qualify as an "independent director," the independent directors will elect from among themselves a Lead Independent Director of the Board ("Lead Director"). Following nomination by the Nominating and Corporate Governance Committee, each independent director will be given the opportunity to vote in favor of a Lead Director nominee or to write in a candidate of his or her own. The Lead Director will be elected by a plurality vote and will serve for a minimum of one year, or until replaced by the Board. As indicated above, Mr. Fernandez serves as our Lead Director.

The Lead Director helps coordinate the efforts of the independent and non-management directors in the interest of ensuring that objective judgment is brought to bear on sensitive issues involving the management of the Company and has the following responsibilities:

EFFECTIVE COMMUNICATION AMONG THE BOARD OF DIRECTORS

- Preside over all meetings of the Board at which the Chairman is not present, including any executive sessions of the independent directors or the non-management directors;
- Assist in scheduling Board meetings and approve meeting schedules to ensure that there is sufficient time for discussion of all agenda items;
- Request the inclusion of certain materials for Board meetings;
- Serve as an ex-officio member of each Board committee and attend meetings of the various committees regularly; and
- Seek to ensure effective communication among the Board committees.

COLLABORATION WITH TOP MANAGEMENT

- Collaborate with the Chairman to review and recommend to the Nominating and Corporate Governance Committee Board committee memberships and Chairpersons;
- Communicate to the CEO, together with the Chair of the Compensation Committee, the results of the Board's evaluation of CEO performance;
- Collaborate with the CEO on Board meeting agendas and approve such agendas;
- Collaborate with the CEO in determining the need for special meetings of the Board; and
- Recommend to the Board, in concert with the Chairpersons of the respective Board committees, the retention of consultants and advisors who directly report to the Board, including such independent legal, financial or other advisors as he or she deems appropriate, without consulting or obtaining the advance authorization of any officer of the Company.

LEADERSHIP

- Lead the Board's annual process of performance self-assessment, including feedback to individual directors;
- Meet with any director who is not adequately performing his or her duties as a member of the Board or any Board committee;
- Provide leadership and serve as temporary Chairman of the Board or CEO in the event of the inability of the Chair of the Board or CEO to fulfill his/her role due to crisis or other event or circumstance which would make leadership by existing management inappropriate or ineffective, in which case the Lead Director shall have the authority to convene meetings of the full Board or management;
- Be available for consultation and direct communication if requested by major stockholders;
- Act as the liaison between the independent or non-management directors and the Chairman of the Board, as appropriate;
- Call meetings of the independent or non-management directors when necessary and appropriate; and
- Perform such other duties as delegated from time to time by the independent and non-management directors.

DIRECTOR INDEPENDENCE AND INDEPENDENCE DETERMINATIONS

Under our Corporate Governance Guidelines and the rules of the NYSE, a director is not independent unless our Board of Directors affirmatively determines that he or she does not have a direct or indirect material relationship with us or any of our subsidiaries.

Our Corporate Governance Guidelines define independence in accordance with the independence definition in the current NYSE corporate governance rules for listed companies. Our Corporate Governance Guidelines require our Board of Directors to review the independence of all directors at least annually.

In the event a director has a relationship with the Company that is relevant to his or her independence and is not addressed by the objective tests set forth in the NYSE independence definition, our Board of Directors will determine, considering all relevant facts and circumstances, whether such relationship is material.

Our Board of Directors has determined that each of Messrs. Dawson, Fernandez, Flanigan, Overly, Singer, Spratt and Thompson and Ms. Beck, Ms. Flanagan and Ms. Grant is independent under the guidelines for director independence set forth in the Corporate Governance Guidelines and under all applicable NYSE guidelines, including with respect to committee membership. Our Board also has determined that each of Messrs. Dawson, Flanigan, Singer and Spratt and Ms. Flanagan is "independent" for purposes of Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that each of Messrs. Fernandez, Overly and Thompson and Ms. Beck and Ms. Grant are "independent" for purposes of Section 10C(a)(3) of the Exchange Act. Mr. Holm serves on our Board of Directors; however, as our CEO, he cannot be deemed independent.

EXECUTIVE SESSIONS

Executive sessions, which are meetings of the non-management members of the Board, are routinely scheduled during each regularly scheduled Board and Committee meeting. In addition, at least once a year, the independent directors meet in a private session that excludes management and any non-independent directors. Our Lead Director, Mr. Fernandez, presides at the executive sessions, which typically occur at each Board meeting.

BOARD COMMITTEES

The following table summarizes the current membership of each of the Board's committees.

	BECK	DAWSON	FERNANDEZ	FLANAGAN	FLANIGAN	GRANT	OVERLY	SINGER	SPRATT	THOMPSON
Audit and Finance Committee		○		○	●			○	○	
Human Capital and Compensation Committee	●		○			○	○			○
Nominating and Corporate Governance Committee	○		○			○	●			○
Technology and Cybersecurity Committee		○	○	○	○			○	●	

● Chair   ○ Member

AUDIT AND FINANCE COMMITTEE

MEMBERS

William F. Dawson, Jr.   Randall N. Spratt
Laura Flanagan   Matthew C. Flanigan (Chair)
David V. Singer

MEETINGS

8 meetings in fiscal 2023

ATTENDANCE

100%

KEY DUTIES AND RESPONSIBILITIES

- Overseeing the adequacy and integrity of our financial statements and our financial reporting and disclosure practices.
- Overseeing the soundness of our system of internal controls to assure compliance with financial and accounting requirements.
- Retaining and reviewing the qualifications, performance, and independence of our independent registered public accounting firm.
- Reviewing and discussing with management and the independent registered public accounting firm prior to public dissemination our annual audited financial statements, quarterly unaudited financial statements, earnings press releases, and financial information and earnings guidance provided to analysts and rating agencies.
- Overseeing our guidelines and policies relating to risk assessment and risk management regarding financial risks, and management's plan for financial risk monitoring and control.
- Overseeing our enterprise risk management program.
- Overseeing our internal audit function.
- Reviewing and approving capital projects and mergers and acquisitions that have been delegated to the Committee for approval under the Company's Financial Authority Policy.
- Reviewing and approving all transactions between us and any "Related Person" (as defined in the federal securities laws and regulations) that are required to be disclosed pursuant to Item 404(a) of Regulation S-K promulgated under the Exchange Act.
- Preparing and issuing the report of the committee required by the rules and regulations of the SEC to be included in our annual proxy statement.

All members of the Audit and Finance Committee have been determined to be "independent," consistent with our Audit and Finance Committee charter, Corporate Governance Guidelines and the NYSE listing standards applicable to boards of directors in general and audit committees in particular. Our Board of Directors also has determined that each of the members of the Audit and Finance Committee is "financially literate" within the meaning of the listing standards of the NYSE. In addition, our Board of Directors has determined that each of Messrs. Flanigan and Singer qualifies as an "audit committee financial expert" as defined by applicable SEC regulations.

Our Audit and Finance Committee charter permits the committee to delegate any or all of its authority to one or more subcommittees. In addition, the Audit and Finance Committee has the authority under its charter to engage independent counsel and other advisors as it deems necessary or advisable.

HUMAN CAPITAL AND COMPENSATION COMMITTEE

MEMBERS

Manuel A. Fernandez
Kimberly S. Grant
Jeffrey M. Overly

Warren M. Thompson
Barbara J. Beck (Chair)

MEETINGS

4 meetings in fiscal 2023

ATTENDANCE

100%

KEY DUTIES AND RESPONSIBILITIES

- Establishing and reviewing our overall compensation philosophy.
- Overseeing the goals, objectives, and compensation of our CEO, including evaluating the performance of the CEO in light of those goals.
- Overseeing the compensation of our other executives and non-management directors.
- Reviewing all employment, severance, and termination agreements with our executive officers.
- Reviewing and approving, or recommending to the Board of Directors, our incentive-compensation plans and equity-based plans.
- Providing strategic review of the Company's human capital strategies and initiatives to ensure the Company is seeking, developing, and retaining human capital appropriate to the Company's needs.
- Preparing and issuing the Compensation Committee Report for inclusion in our annual proxy statement.

Messrs. Fernandez, Overly and Thompson and Ms. Beck and Ms. Grant have been determined to be "independent" as defined by our Corporate Governance Guidelines and the NYSE listing standards applicable to boards of directors in general and compensation committees in particular.

With respect to our reporting and disclosure matters, the responsibilities and duties of the Compensation Committee include overseeing the preparation of the Compensation Discussion and Analysis for inclusion in our annual proxy statement in accordance with applicable rules and regulations of the SEC.

The charter of the Compensation Committee permits the committee to delegate any or all of its authority to one or more subcommittees and to delegate to one or more of our officers the authority to make awards to any non-Section 16 officer under our incentive compensation or other equity-based plans, subject to compliance with the plan and applicable law. In addition, the Compensation Committee has the authority under its charter to retain outside consultants or advisors, as it deems necessary or advisable.

See "Executive Compensation—Compensation Discussion and Analysis—Compensation Determination Process" and "Compensation of Directors" for a description of our process for determining executive and director compensation, including the role of our compensation consultant.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

MEMBERS		MEETINGS	ATTENDANCE
Barbara J. Beck	Warren M. Thompson	4 meetings in fiscal 2023	100%
Manuel A. Fernandez	Jeffrey M. Overly (Chair)		
Kimberly S. Grant			

KEY DUTIES AND RESPONSIBILITIES

- Identifying and recommending nominees for election to the Board of Directors.
- Reviewing the composition and size of the Board of Directors.
- Overseeing an annual evaluation of the Board of Directors and each committee.
- Regularly reviewing our corporate governance documents, including our corporate charter and bylaws and Corporate Governance Guidelines.
- Recommending members of the Board of Directors to serve on committees of the Board.
- Overseeing compliance with our Code of Business Conduct and our environment, health and safety, corporate social responsibility, environmental, corporate governance and sustainability (ESG), ethics, and quality assurance programs.

Each of Messrs. Fernandez, Overly and Thompson and Ms. Beck and Ms. Grant has been determined to be "independent" as defined by our Corporate Governance Guidelines and the NYSE listing standards.

The charter of the Nominating and Corporate Governance Committee permits the committee to delegate any or all of its authority to one or more subcommittees. In addition, the Nominating and Corporate Governance Committee has the authority under its charter to retain outside counsel or other experts as it deems necessary or advisable.

TECHNOLOGY AND CYBERSECURITY COMMITTEE

MEMBERS		MEETINGS	ATTENDANCE
William F. Dawson, Jr.	Matthew C. Flanigan	4 meetings in fiscal 2023	96%
Manuel A. Fernandez	David V. Singer		
Laura Flanagan	Randall N. Spratt (Chair)		

KEY DUTIES AND RESPONSIBILITIES

- Reviewing the Company's information technology planning and strategy.
- Reviewing significant information technology investments and expenditures.
- Receiving reports on existing and future trends in information technology and cybersecurity that may affect the Company's strategic plans, including monitoring overall industry trends.
- Reviewing or discussing, as and when appropriate, with management (including the Chief Information Officer) the Company's risk management and risk assessment guidelines and policies regarding information technology security, including the quality and effectiveness of the Company's cybersecurity and the Company's disaster recovery capabilities.
- Reviewing or discussing, as and when appropriate, with management (including the Chief Information Officer) the Company's cybersecurity policies, controls, and procedures, including the Company's:
  - procedures to identify and assess internal and external cybersecurity risks,
  - controls to protect from cyberattacks, unauthorized access, or other malicious acts and risks,
  - procedures to detect, respond to, assess, and mitigate negative effects from and recover from cybersecurity attacks,
  - procedures for fulfilling applicable regulatory reporting and disclosure obligations related to cybersecurity risks, costs, and incidents, and
  - performance against these policies, procedures, and controls in actual or simulated cybersecurity events.

Each of Messrs. Dawson, Fernandez, Flanigan, Singer and Spratt and Ms. Flanagan has been determined to be "independent" as defined by our Corporate Governance Guidelines and the NYSE listing standards.

SPECIAL COMMITTEES

From time to time, the Board may form and appoint members to special committees with responsibility to address topics designated at the time of such committee formation.

BOARD PRACTICES, PROCESSES AND POLICIES

THE BOARD OF DIRECTORS AND CERTAIN GOVERNANCE MATTERS

Our Board of Directors oversees our business and affairs, as provided by Delaware law, and conducts its business through meetings of the Board of Directors and four standing committees: the Audit and Finance Committee, the Human Capital and Compensation Committee (the "Compensation Committee"), the Nominating and Corporate Governance Committee, and the Technology and Cybersecurity Committee.

We have structured our corporate governance in a manner we believe closely aligns our interests with those of our stockholders. Notable features of our corporate governance include:

STOCKHOLDER RIGHTS

- ✔ Majority voting standard for the election of directors in uncontested elections
- ✔ Proxy access bylaw provision enabling a stockholder who has owned a significant amount of our common stock for a significant amount of time to submit director nominees
- ✔ Majority voting standard for amending the governing documents
- ✔ Majority voting standard for removing directors
- ✔ Right to call a special meeting

OTHER BOARD AND BOARD COMMITTEE PRACTICES

- ✔ Stock ownership requirements for directors and executive officers
- ✔ Policies prohibiting hedging our shares
- ✔ Policy prohibiting directors and executive officers from pledging our shares
- ✔ All of our directors are elected annually
- ✔ Annual Board and committee self-evaluations
- ✔ Nominating and Corporate Governance Committee oversight of ESG
- ✔ Technology and Cybersecurity Committee oversight of our cybersecurity program

BOARD INDEPENDENCE

- ✔ The Board has determined that all of our directors, other than our CEO, are independent under applicable NYSE rules and our Corporate Governance Guidelines
- ✔ Fully independent Audit and Finance, Compensation, Nominating and Corporate Governance, and Technology and Cybersecurity Committees
- ✔ Regular executive sessions of independent directors

BOARD EXPERTISE

- ✔ Two of the five members of our Audit and Finance Committee qualify as an "audit committee financial expert"

POLICIES, PROGRAMS AND GUIDELINES

- ✔ Corporate Governance Guidelines place limits on the number of public company directorships held by our directors
- ✔ Any director who has a significant change in principal employment or occupation must offer to resign

Our Board of Directors evaluates the Company's corporate governance policies and practices on an ongoing basis with a view toward maintaining appropriate corporate governance practices in the context of the Company's current business environment. Additionally, the Board seeks to align our governance practices closely with the interests of our stockholders.

Our Board of Directors and management value the perspectives of our stockholders and encourage stockholders to communicate with the Board of Directors.

BOARD MEETINGS AND ATTENDANCE

The Board currently holds at least four meetings each year, with further meetings to occur at the discretion of the Board.

All directors are expected to make every effort to attend all meetings of the Board, meetings of the committees of which they are members, and the annual meeting of stockholders. During fiscal 2023, the Board held 4 meetings, the Audit and Finance Committee held 8 meetings, the Compensation Committee held 4 meetings, the Nominating and Corporate Governance Committee held 4 meetings, and the Technology and Cybersecurity Committee held 4 meetings. In fiscal 2023, all incumbent directors then in office attended at least 75% of the aggregate number of meetings of our Board and of all committees on which they served during their respective terms of service. In addition, all incumbent directors then in office attended the 2022 Annual Meeting of Stockholders (the "2022 Annual Meeting") (which was held virtually).

BOARD PERFORMANCE EVALUATIONS

The Board, acting through the Nominating and Corporate Governance Committee, conducts a self-evaluation at least annually to determine whether it and its committees are functioning effectively. The Nominating and Corporate Governance Committee periodically considers the mix of skills and experience that directors bring to the Board to assess whether the Board has the necessary tools to perform its oversight function effectively. Each committee of the Board conducts a self-evaluation at least annually and reports the results to the Board. Each committee's evaluation must compare the performance of the committee with the requirements of its written charter. The Board may also periodically engage a third-party evaluation firm.

DETERMINE FORMAT

The formal self-evaluation may be in the form of written or oral questionnaires administered by Board members, management, or third parties. Each year, our Nominating and Corporate Governance Committee discusses and considers the appropriate approach, and approves the form of the evaluation.

ONE-ON-ONE DISCUSSIONS WITH THE LEAD INDEPENDENT DIRECTOR

In addition to the formal annual Board and committee evaluation process, our Lead Independent Director speaks with each Board member, and receives input regarding Board and committee practices. Throughout the year, committee members also have the opportunity to provide input directly to committee chairs or to management.

REVIEW FEEDBACK IN EXECUTIVE SESSIONS

Director feedback solicited from the formal self-evaluation process is discussed during Board and committee executive sessions and, where appropriate, addressed with management.

RESPOND TO DIRECTOR INPUT

In response to feedback from the evaluation process, our Board and committees work with management to take concrete steps to improve policies, processes, and procedures to further Board and committee effectiveness.

CONDUCT EVALUATION

Members of our Board and each of our Board committees participate in the formal evaluation process, responding to questions designed to elicit information to be used in improving Board and committee effectiveness.

DIRECTOR ORIENTATION AND CONTINUING EDUCATION

Management, working with the Board, provides an orientation process for new directors and coordinates director continuing education programs. The orientation programs are designed to familiarize new directors with the Company's businesses, strategies and challenges and to assist new directors in developing and maintaining skills necessary or appropriate for the performance of their responsibilities.

As appropriate, management prepares additional educational sessions for directors on matters relevant to the Company and its business. Directors are also encouraged to participate in educational programs relevant to their responsibilities, including programs conducted by universities and other educational institutions.

COMMITTEE CHARTERS AND CORPORATE GOVERNANCE GUIDELINES

Our commitment to good corporate governance is reflected in our Corporate Governance Guidelines, which set forth our Board of Directors' policies on a wide range of governance topics. These Corporate Governance Guidelines are reviewed from time to time by our Nominating and Corporate Governance Committee and, to the extent deemed appropriate in light of emerging practices, revised accordingly, upon recommendation to and approval by our Board of Directors.

Our Corporate Governance Guidelines, Audit and Finance, Compensation, Nominating and Corporate Governance, and Technology and Cybersecurity Committee charters, and other corporate governance information are available on our website at www.pfgc.com under Investors: Governance: Governance Documents. Any stockholder also may request them in print, without charge, by contacting the Secretary of Performance Food Group Company, 12500 West Creek Parkway, Richmond, Virginia 23238.

DIRECTOR SERVICE ON OTHER PUBLIC COMPANY BOARDS

The Board recognizes that service on other public company boards provides directors valuable experience that benefits the Company. The Board also believes, however, that it is critical that directors dedicate sufficient time to their service on the Company's Board. Directors must advise the Lead Director and the CEO before accepting membership on other public company boards of directors or other commitments that would require a significant amount of time involving a directorship or an affiliation with other businesses, non-profit entities, or governmental units.

Our Corporate Governance Guidelines provide that, unless Board approval is obtained:

- ✔ no director will serve on more than four public company boards (including the Company's Board)
- ✔ no member of the Audit and Finance Committee will simultaneously serve on more than three public company audit committees (including the Company's Audit and Finance Committee)
- ✔ directors who also serve as CEOs or in equivalent positions generally should not serve on more than two outside public company boards.

TRANSACTIONS WITH RELATED PERSONS

Our Board of Directors has adopted a written statement of policy regarding transactions with related persons, which we refer to as our "related person transaction policy." Our related person transaction policy requires that (i) any "related person transaction" (defined as any transaction, consistent with Item 404(a) of Regulation S-K in which we were or are to be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest) be approved by an approving body comprised of the disinterested members of our Board of Directors or any committee of the Board of Directors (provided that a majority of the members of the Board of Directors or such committee, respectively, are disinterested) and (ii) any employment relationship or transaction involving an executive officer and any related compensation be approved by the Compensation Committee or recommended by the Compensation Committee to the Board of Directors for its approval. It is our policy that directors interested in a related person transaction will recuse themselves from any vote on a related person transaction in which they have an interest.

FMR LLC ("Fidelity") filed a Schedule 13G/A with the SEC on February 9, 2023 stating that it holds approximately 8.55% of the Company's stock. An affiliate of Fidelity provides investment management and record keeping services to the Company's 401(k) Plan. The participants in the 401(k) Plan paid $968,011 for record keeping services and $1,047,414 for investment management services to Fidelity in fiscal 2023. The investment management agreement was entered into on an arm's-length basis.

Everett Holm, brother of George Holm, our Chairman and Chief Executive Officer, is employed by the Company as Vice President, Regional Operations. In fiscal 2023, he received total compensation of approximately $339,475, including salary, bonus, equity awards and customary employee benefits.

Benjamin Hoskins, son of Craig Hoskins, our President and Chief Operating Officer, is employed by the Company as Senior Director, Vendor Relations for Core-Mark Redistribution. In fiscal 2023, he received total compensation of approximately $231,731, including salary, bonus, and customary employee benefits.

The compensation for Messrs. Holm and Hoskins is commensurate with their peers' compensation and established in accordance with the Company's compensation practices applicable to employees with equivalent qualifications, experience, and responsibilities.



COMPENSATION OF DIRECTORS

Each of our non-employee directors is entitled to annual compensation as follows:

- Cash retainer of $100,000, payable in quarterly installments in arrears;
- Additional cash retainer payable in quarterly installments in arrears for serving as the chair of a committee as follows:
  - $25,000 annual fee for the Audit and Finance Committee chair;
  - $20,000 annual fee for the Compensation Committee chair;
  - $20,000 annual fee for the Nominating and Corporate Governance Committee chair; and
  - $15,000 annual fee for the Technology and Cybersecurity Committee chair; and
- Equity retainer of $160,000 in the form of (i) restricted stock units vesting in full on the earlier of: (a) the first anniversary of the date of grant and (b) the next regularly scheduled annual meeting of stockholders of the Company following the date of grant and subject to accelerated vesting in the event of a "change of control," or (ii) deferred stock units that are settled on the earlier of (a) the date of a "separation from service" from the Company (within the meaning of Treasury Regulation § 1.409A-1(h) or successor guidance thereto) or (b) in the event of a "change in control"; and
- Additional equity retainer of $100,000 on the same terms as described above for serving as the Lead Director.

DIRECTOR COMPENSATION FOR FISCAL 2023

The table below sets forth information regarding non-employee director compensation for the fiscal year ended July 1, 2023.

NAME	FEES EARNED OR PAID IN CASH ($)[1]	STOCK AWARDS ($)[2]	TOTAL ($)
BARBARA J. BECK	100,000	160,048	260,048
WILLIAM F. DAWSON, JR.	100,000	160,048	260,048
MANUEL A. FERNANDEZ	120,000	260,055	380,055
LAURA FLANAGAN	100,000	160,048	260,048
MATTHEW C. FLANIGAN	125,000	160,048	285,048
KIMBERLY S. GRANT	100,000	160,048	260,048
JEFFREY M. OVERLY	120,000	160,048	280,048
DAVID V. SINGER	100,000	160,048	260,048
RANDALL N. SPRATT	115,000	160,048	275,048
WARREN M. THOMPSON	100,000	160,048	260,048

[1] Amounts reported reflect cash retainer fees earned by our non-employee directors during fiscal 2023.

[2] Represents the grant date fair value of restricted stock units, calculated in accordance with FASB ASC Topic 718, issued to our non-employee directors on November 16, 2022. The aggregate number of restricted stock units outstanding or deferred stock units, as applicable, as of July 1, 2023, for our non-employee directors was as follows: 2,727 deferred stock units for Ms. Beck, 2,727 deferred stock units for Mr. Dawson, 4,431 deferred stock units for Mr. Fernandez, 2,727 restricted stock units for Ms. Flanagan, 2,727 restricted stock units for Mr. Flanigan, 2,727 restricted stock units for Ms. Grant, 2,727 deferred stock units for Mr. Overly, 2,727 restricted stock units for Mr. Singer, 2,727 restricted stock units for Mr. Spratt and 2,727 restricted stock units for Mr. Thompson.

STOCK OWNERSHIP GUIDELINES

DIRECTORS

To align the interests of our Board of Directors with those of our stockholders, the Board of Directors believes that the non-employee members of our Board of Directors (the "Covered Directors") should have a significant financial stake in the Company's stock. To further that goal, we implemented stock ownership guidelines for our non-employee directors (the "Director Guidelines"). The Covered Directors are required to hold a specific level of equity ownership as outlined below:

Covered Directors' Stock Ownership Multiples The stock ownership level under the Director Guidelines, expressed as a multiple of the Covered Director's annual cash retainer, is five times each Covered Director's annual cash retainer.	**5** times annual cash retainer
Retention Requirement There is no required time period within which a Covered Director must attain the applicable stock ownership level under the Director Guidelines. However, until the applicable ownership level is achieved, a stock retention requirement of 100% of shares will apply.	 **100%** **100%** of shares

The shares counted toward these ownership requirements include shares of common stock owned directly by the Covered Director and outstanding restricted stock, restricted stock units and deferred stock units.

These ownership requirements are set at levels that the Company believes are reasonable given the Covered Directors' annual cash retainers. In addition, Meridian Compensation Partners, LLC reviewed our Director Guidelines and confirmed that they are consistent with the corresponding practices of our peer group. As of October 2, 2023, each of our directors has met the applicable ownership level.



AUDIT MATTERS

<table>
<tr><td>PROPOSAL 02</td><td>

Ratification of Independent Registered Public Accounting Firm
</td></tr>
</table>

 Your Board of Directors recommends that you vote "**FOR**" the ratification of Deloitte & Touche LLP as our independent registered public accounting firm for fiscal 2024.

The Audit and Finance Committee has selected Deloitte & Touche LLP to serve as our independent registered public accounting firm for fiscal 2024.

Although ratification is not required by our Bylaws or otherwise, the Board is submitting the selection of Deloitte & Touche LLP to our stockholders for ratification as a matter of good corporate governance and because we value our stockholders' views on the Company's independent registered public accounting firm. If our stockholders fail to ratify the selection, it will be considered as notice to the Board and the Audit and Finance Committee to consider the selection of a different firm. Even if the selection is ratified, the Audit and Finance Committee, in its discretion, may select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and our stockholders.

A representative of Deloitte & Touche LLP is expected to be present at the Annual Meeting. The representative will have the opportunity to make a statement if he or she desires to do so, and the representative is expected to be available to respond to appropriate questions.

The shares represented by your proxy will be voted "FOR" the ratification of the selection of Deloitte & Touche LLP unless you specify otherwise.

AUDIT AND NON-AUDIT FEES

The following table presents fees for professional services rendered by our independent registered public accounting firm, Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu Limited, and their respective affiliates (collectively, "Deloitte & Touche") for the fiscal years ended July 1, 2023 and July 2, 2022:

	2023	2022
Audit fees[1]	$3,368,900	$3,867,400
Audit-related fees[2]	$ 80,000	$ –
Tax fees[3]	$ 159,325	$ –
All other fees[4]	$ 7,391	$ 7,391
Total:	$3,615,616	$3,874,791

[1] Includes the aggregate fees recognized in each of the last two fiscal years for professional services rendered for the audit of the Company's annual financial statements and the reviews of financial statements, and the audit of the Company's internal control over financial reporting. The fees are for services that are normally provided in connection with statutory or regulatory filings or engagements.

[2] Includes fees billed in each of the last two fiscal years for services performed that are related to the Company's SEC filings (including costs relating to the Company's Registration Statement on Form S-3 in November 2022) and other research and consultation services.

[3] Includes the aggregate fees recognized in each of the last two fiscal years for professional services rendered for tax compliance, tax advice and tax planning.

[4] Includes fees related to the Company's subscription to access online interpretive accounting guidance.

PRE-APPROVAL POLICY FOR SERVICES OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Consistent with SEC policies regarding auditor independence and the Audit and Finance Committee's charter, the Audit and Finance Committee has responsibility for engaging, setting compensation for, and reviewing the performance of the independent registered public accounting firm. In exercising this responsibility, the Audit and Finance Committee has established procedures relating to the approval of all audit and non-audit services that are to be performed by our independent registered public accounting firm and pre-approves all audit and permitted non-audit services provided by the independent registered public accounting firm prior to each engagement.

REPORT OF THE AUDIT AND FINANCE COMMITTEE

The Audit and Finance Committee operates pursuant to a charter which is reviewed annually by the Audit and Finance Committee. A brief description of the primary responsibilities of the Audit and Finance Committee is included in this Proxy Statement under "Board Structure—Board Committees—Audit and Finance Committee." Under the Audit and Finance Committee charter, our management is responsible for the preparation, presentation and integrity of our financial statements, the application of accounting and financial reporting principles and our internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. The independent registered public accounting firm is responsible for auditing our financial statements and expressing an opinion as to their conformity with GAAP.

In the performance of its oversight function, the Audit and Finance Committee reviewed and discussed the audited financial statements of the Company with management and with the independent registered public accounting firm. The Audit and Finance Committee also discussed with the independent registered public accounting firm the matters required to be discussed by the applicable auditing standards adopted by the Public Company Accounting Oversight Board and the SEC. In addition, the Audit and Finance Committee received the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the Audit and Finance Committee concerning independence, and discussed with the independent registered public accounting firm their independence.

Based upon the review and discussions described in the preceding paragraph, the Audit and Finance Committee recommended to the Board that the audited financial statements of the Company be included in the Annual Report on Form 10-K for the fiscal year ended July 1, 2023 filed with the SEC.

Submitted by the Audit and Finance Committee of the Board of Directors:

Matthew C. Flanigan, Chair

William F. Dawson, Jr.

Laura Flanagan

David V. Singer

Randall N. Spratt



EXECUTIVE OFFICERS OF THE COMPANY

Set forth below is certain information regarding each of our executive officers other than Mr. Holm, our Chairman and Chief Executive Officer, whose biographical information is presented under "Nominees for Election to the Board of Directors."



Donald S. Bulmer

Age: **57**

EXECUTIVE VICE PRESIDENT AND CHIEF INFORMATION OFFICER

Don Bulmer was named PFG's Executive Vice President and Chief Information Officer in March 2019, after serving on the senior leadership team of Vistar Corporation ("Vistar") as Vice President of Corporate Information Technology for six years. Before joining Vistar, he held IT leadership roles in multiple industries, including ProBuild Holdings, the nation's largest supplier of building materials; Gates Corporation, a manufacturer/ distributor of automotive parts; and Nupremis Inc., a start-up that provided hosting and managed services. Mr. Bulmer earned a bachelor's degree in economics from Colorado State University and a master's degree in management information systems from the University of Colorado at Denver.



Erika T. Davis

Age: **58**

EXECUTIVE VICE PRESIDENT AND CHIEF HUMAN RESOURCES OFFICER

Erika Davis joined Performance Food Group in July 2019. She has served as our Executive Vice President and Chief Human Resources Officer since 2019. Prior to joining the Company, she was with Owens & Minor, Inc., a global healthcare services company for a 26-year career. For nearly 20 years at Owens & Minor, Ms. Davis served in senior leadership roles including Chief Administrative Officer, Corporate Chief of Staff, Administration & Operations leader and HR leader – a position she held for 12 years. Most recently she led program management and global shared services. Ms. Davis is a Certified Compensation Professional and holds a bachelor's degree from the University of Richmond and a master's in Public Administration from the University of North Carolina at Chapel Hill.



Patrick T. Hagerty

Age: **64**

EXECUTIVE VICE PRESIDENT AND CHIEF COMMERCIAL OFFICER

Pat Hagerty has served as PFG's Executive Vice President and Chief Commercial Officer since January 2022, having previously served as Executive Vice President of PFG and President and Chief Executive Officer of Vistar since January 2018. Prior to being named Executive Vice President of PFG, Mr. Hagerty was Senior Vice President of PFG and President and Chief Executive Officer of Vistar. Before that he was Vice President and Chief Operating Officer of Vistar and Vistar's Vice President of Merchandising after joining the company in 1994. Earlier in his career, he served as the Director of General Merchandise for CUB Foods, a division of Super Value. Mr. Hagerty holds degrees from Colorado State University and the University of Southern California.



H. Patrick Hatcher

Age: **53**

EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

Patrick Hatcher was promoted to Executive Vice President and Chief Financial Officer of Performance Food Group in August 2022 and fully transitioned to the role in January 2023. Previously, he served as the President & Chief Operating Officer of Vistar since January 2021. He joined Vistar in 2010, and during his time with Vistar, he also held the roles of Senior Vice President of Sales & Marketing and Chief Financial Officer. Prior to joining Vistar, Mr. Hatcher was the Director of Integration at MillerCoors, where he was responsible for driving sales and profitability. He also served as Director of Sales and Marketing Finance with Coors Brewing Company. Mr. Hatcher recently served as the treasurer and vice chair of the board of directors of the National Automatic Merchandising Association ("NAMA") and as a member of the NAMA Foundation. He earned a bachelor's degree in International Relations from Bucknell University and a master's degree in Business Administration from Washington University's Olin School of Business.



Craig H. Hoskins

Age: **61**

PRESIDENT AND CHIEF OPERATING OFFICER

Craig Hoskins has served as PFG's President and Chief Operating Officer since January 2022, having previously served as Executive Vice President and President and Chief Executive Officer of PFG's Foodservice segment since January 2019. He became President & CEO of PFG Customized Distribution and a Senior Vice President of PFG in January 2012 after serving as President & COO of Customized Distribution. He assumed additional responsibility for Performance Foodservice's sales and marketing in January 2018. Mr. Hoskins is the former chairman of the International Foodservice Distribution Association, and currently is a board member of the association. Craig joined PFG in 2008 following its merger with Vistar where he progressed through successive roles of increasing responsibility in sales and marketing, merchandising/purchasing, and operations. Prior to PFG/Vistar, Mr. Hoskins worked for Lange Sales and NW Transport. He earned a bachelor's degree in business administration from the University of Northern Colorado and a master's degree in marketing from the University of Colorado Denver.



A. Brent King

Age: **53**

EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY

Brent King joined PFG as Executive Vice President, General Counsel and Secretary in March 2016. Prior to that, Mr. King most recently served as Vice President, General Counsel and Secretary for Tredegar Corporation, a global manufacturer of plastic films and aluminum extrusions. He previously was Vice President and General Counsel for Hilb Rogal and Hobbs Company, a publicly traded insurance and risk management broker. Mr. King began his career as a partner with the Williams Mullen law firm, where he practiced extensively in corporate law, capital formation, mergers, acquisitions and divestitures. Mr. King holds a bachelor's degree in international relations from the University of Virginia and a Juris Doctor degree from the University of Richmond School of Law.



Scott E. McPherson

Age: **53**

EXECUTIVE VICE PRESIDENT AND PRESIDENT AND CEO OF CONVENIENCE

Scott McPherson was named PFG's Executive Vice President and President and CEO of Convenience in August 2022, after serving as President and CEO of Core-Mark International ("Core-Mark") since 2018. Throughout his career with Core-Mark, he has held numerous executive-level positions that included: Senior Vice President - Business Operations and Strategic Opportunities; Senior Vice President - Corporate Development; Senior Vice President - U.S. Distribution (East); Vice President - U.S. Divisions; President - Fort Worth Division; and Vice President – U.S. Marketing. Prior to these roles, Mr. McPherson also served in various sales leadership positions within the company. Mr. McPherson graduated from Lewis & Clark College with a bachelor's degree in Business Administration and from the University of Portland with a master's degree in Business Administration.



STOCKHOLDER ENGAGEMENT

At PFG, we believe that maintaining a dialogue with stockholders, bondholders, and sell-side analysts is critical to understanding their perspectives. We engage with these stakeholders on a range of important topics including business strategy, capital allocation, corporate governance, and environmental and social issues. We do this through various channels including industry conferences, non-deal roadshows, and investor meetings. The events are typically attended by our Chairman and CEO, Executive Vice President and Chief Financial Officer, Vice President of Investor Relations and, on certain occasions, other members of our business and financial leadership.

FISCAL 2023 STOCKHOLDER ENGAGEMENT ACTIVITIES



CONDUCTED OVER
160 MEETINGS WITH
INSTITUTIONAL INVESTORS



ENGAGED WITH
~120 UNIQUE
INSTITUTIONAL INVESTORS*



VISITED **4** U.S. CITIES
FOR NON-DEAL ROADSHOWS



ENGAGEMENTS INCLUDED
STOCKHOLDERS WHO
REPRESENT
~60% OF OUR
SHARES OUTSTANDING**

*   Includes current and prospective equity stockholders and bondholders

**   Represents holders as of 6/10/23

PFG Performance Food Group

KEY TAKEAWAYS FROM OUR STOCKHOLDER ENGAGEMENT

In fiscal 2023, we continued to engage with our investors through a combination of in-person meetings and selective use of virtual platforms to interact with a broad range of stakeholders. During fiscal 2023, we attended multiple broker-sponsored and industry conferences, engaged in several non-deal roadshows and hosted investors at PFG facilities. Our engagements with stockholders focused on our long-term strategies and vision, highlighting our execution across various channels and customer accounts. We also continued to discuss the strategic initiatives we have undertaken over the past several years, which we believe have positioned us well for the dynamic operating environment. This includes our expansion into the Convenience channel, notably through our acquisition of Core-Mark in fiscal 2022. We have made significant progress growing our business, particularly in the high margin categories and channels in which we compete, driving long-term sales and profit growth. We continue to believe that our investors are supportive of our strategy and the financial results we have generated.

 **STOCKHOLDER VALUE**

In our dialogue with stockholders, we have emphasized our commitment to creating stockholder value through strategic capital allocation initiatives. This includes investment in growth projects through capital expenditures, strategic mergers & acquisitions, leverage reduction and targeted share repurchase activity. We believe that our investment in capital projects, notably expansion of warehouse capacity, will continue to drive profitable sales growth for the long term. Our focus on leverage reduction has been well received by our stockholder base, showing our financial prudence in the current interest rate environment. During fiscal 2023, we achieved the mid-point of our 2.5x to 3.5x net debt to Adjusted EBITDA leverage ratio, which allowed us to execute strategic share repurchases as a means of returning cash to stockholders.

 **ESG ACTIONS, PLANS AND DISCLOSURE**

Our conversations with stockholders have also highlighted our progress on ESG actions, plans and disclosures. This includes an update to the ESG related goals that we have set over the past two fiscal years. Our ESG efforts continued to progress in fiscal 2023, including new disclosure around targeted ESG goals and various milestones that we achieved through the fiscal year. We continue to believe our investors appreciate the increased activity around our ESG efforts and engagement on our goal-setting and ongoing activities in this area. We continue to utilize the Task Force on Climate-related Financial Disclosure (TCFD) and the industry-specific framework by the Sustainability Accounting Standards Board (SASB) to better understand, respond to, and communicate our progress addressing ESG issues.



CORPORATE SOCIAL RESPONSIBILITY

As an industry leader and one of the largest foodservice distribution companies in North America, PFG strives to preserve the environment, strengthen our social impact, and establish effective governance. We intend to advance our ESG goals by developing procedures, programs, and partnerships across our value chain. PFG is committed to integrating our ESG initiatives across our business and embedding ESG performance into our culture to deliver exceptional service and value to our customers.

Our ESG strategy is focused on the following key areas important to our business and stakeholders:



PFG strives to be a responsible steward by protecting the environment for future generations. We are committed to mitigating our environmental footprint through the efficient use of natural resources, the implementation of innovative technologies and solutions across our enterprise, and the advancement of sustainable practices throughout our supply chain.

The heart of PFG is our commitment to serving communities across the nation. Our mission is to make a positive difference in the lives of our associates, customers, and communities. We have established initiatives to prioritize responsible sourcing, food quality, diversity and inclusion, health and safety, and community engagement.

PFG stands on a foundation of integrity for how we carry out our business. The success and resilience of our business depends on our trusted, quality relationships with our customers, suppliers, and communities. We not only strive to ensure legal and regulatory compliance, but we also carry out high standards of ethics throughout our business and integrate ESG into our overall risk management and governance practices.

Our fiscal 2022 ESG Report, which was published in April of 2023, highlights progress made on the Company's ESG goals previously shared in the fiscal 2021 ESG Report and introduces two new goals: Scope 1 and 2 emissions reduction and product attribute transparency for branded products.

GREENHOUSE GAS EMISSIONS

GOAL: REDUCE SCOPE 1 & 2 GHG EMISSION INTENSITY BY 15% BY 2030 FROM A 2021 BASE YEAR

FOOD TRANSPARENCY

GOAL: PROVIDE ATTRIBUTE TRANSPARENCY ON 85% OF PFG BRANDED FOOD ITEMS BY 2030.

 **ENVIRONMENTAL STEWARDSHIP**

PERFORMANCE HIGHLIGHTS

ENERGY AND FUEL MANAGEMENT

PFG continues to follow the advancement of low-carbon technologies for powering freight transportation. Following a pilot program, PFG has entered into an agreement to purchase five hydrogen fuel-cell electric tractors that are expected to be deployed in PFG's regional, commercial delivery operations in Southern California.

We partnered with third-party energy management consulting firms to explore efficiency opportunities for reducing energy use, electricity costs and emissions within our lighting, refrigeration, and battery charging systems ("Energy Efficiency Engagements"). As a result, we implemented several new protocols including a demand response program to reduce energy use during peak demand hours through management practices and training for associates.

SAFETY

Associate safety and wellbeing are top priorities at PFG. In fiscal 2023 PFG launched a "Safer Together" company-wide initiative to re-enforce our safety protocols. In addition, we expect on board cameras will be installed in the fleet across all business segments by the end of the first quarter of fiscal 2024. This AI technology will provide event footage and will protect our drivers from road incidents where fault could otherwise be disputed by other parties. In addition, the technology provides coaching opportunities that are used to help promote safer drivers on the roadways and proactively reduce incidents.

WASTE MANAGEMENT

We monitor operational and food waste to ensure we can divert as much waste as possible from landfills. We are actively tracking the recycling of our pallets, stretch wrap, and corrugate.

SUSTAINABLE PACKAGING AND NON-FOOD PRODUCTS

We have a strategy for reducing our contribution to packaging pollution and environmental degradation throughout the value chain by expanding our branded non-foods sustainable product offerings. We partner with select suppliers that provide recyclable, biodegradable, and compostable food service items and have packaging design processes based on product lifecycle analysis and management. These suppliers may also have systematic approaches to reducing water use, energy use, landfill waste, and greenhouse gas emissions.

FUTURE STEPS IN OUR JOURNEY

ENERGY EFFICIENCY

PFG aims to reduce power consumption intensity by 20% by 2030 against our fiscal 2020 baseline. We plan to conduct five more Energy Efficiency Engagements in fiscal 2024 and intend to use best practices learned to help facilities implement low/no cost power usage reduction recommendations across the enterprise.

RENEWABLE AND ALTERNATIVE ENERGY

PFG plans to secure 10% of purchased electricity from renewable sources by 2030. We continue efforts of exploring and evaluating technology for powering tractors and trailers with electric and alternative fuel solutions. We also continue to actively monitor the evolution of low-carbon technologies for powering freight transportation to reduce fuel usage and carbon emissions associated with fleet refrigeration. These efforts will help PFG in its goal of reducing Scope 1 and 2 greenhouse gas emission intensity by 15% by 2030 from a 2021 base year.

 **SOCIAL**

RESPONSIBLE SOURCING

PFG implemented an ESG Supplier Survey Program to better understand how companies are identifying and responding to ESG issues and identify areas of alignment and potential collaboration. Survey topics included environmental management, human rights, animal welfare, and supply chain management.

As part of our responsible sourcing program, we have implemented processes for monitoring and verifying third-party certification of environmental and socially responsible practices within our supply chains.

We also developed a Preferred Purchasing Policy in which we express our policy of sourcing from responsible vendor partners.

FOOD SAFETY AND ATTRIBUTE TRANSPARENCY

In alignment with growing consumer demand for greater transparency across the food industry, PFG is committed to increasing the attribute transparency of our branded portfolio items. We are working closely with vendors to meet PFG's transparency requirements. We have conducted informational sessions to educate suppliers on the requirements and set expectations for them to be compliant with our requirements. We continue to make solid progress toward our stated goals and are providing this transparency data to our customers.

HUMAN CAPITAL MANAGEMENT

Providing a workplace for our associates to thrive and grow in a safe and welcoming environment is a priority for us, and our Human Resources programs position us to deliver on that promise. Benefits programs "designed with you in mind" provide an array of options an associate can choose that best meet their unique needs. Our reward and recognition program celebrates the accomplishments of our associates through manager and peer-to-peer recognition. We are also committed to providing opportunities for associates to learn and grow. Our online and in-person training help prepare associates for future opportunities while enhancing job skills and performance levels. In addition, to further help our associates grow their careers at PFG, our educational assistance program supports continued learning outside of the organization.

DIVERSITY, INCLUSION & BELONGING (DI&B)

PFG is committed to building an inclusive culture, where stakeholders feel heard, seen and included. Through expertise and active engagement from PFG's senior leadership, we implemented a Diversity, Inclusion & Belonging (DI&B) strategy to guide us, making education and representation a priority. We have established a goal to have 25% candidate pool diversity for senior leadership positions. We introduced Associate Resource Groups (ARGs) for women and Black/African American associates, and are engaging associates/leaders in future ARGs, including our LGBTQ+ community. Our ARG investment broadens inclusivity, building a strong sense of belonging and community. We also use cultural awareness and education campaigns to bring our strategy to life.

PFG has also set a goal to increase partnerships with Minority, Women, LGBTQ+, and Veteran owned business enterprise (MBE, WBE, LGBTE, VBE) suppliers by 25% by 2030. We became a corporate member of the National Minority Supplier Development Council (NMSDC), and partner with the National Gay Lesbian Chamber of Commerce (NGLCC) to support global supply chain diversity and foster strategic partnerships and will pursue additional partnership opportunities.

STAKEHOLDER ENGAGEMENT

We embrace our role as a good corporate citizen and utilize our time, talents and resources to do good in our communities. We partner with Feeding America to help fight food insecurity and address the growing number of food deserts. By providing Feeding America with financial and food donation support, we are working to ensure everyone has access to healthy and nutritious food. Our drivers log millions of miles behind the wheel each year. Through our partnership with Trucker's Against Trafficking, our drivers are trained on how to identify and report human trafficking situations while on the roads. When a natural disaster occurs, often our customers and associates are impacted. PFG actively supports disaster relief efforts through our relationship with the American Red Cross. In addition to our corporate philanthropic efforts, our operating companies support many different charitable causes that are meaningful to their business, localities and associates. Last year, PFG and our associates supported more than 180 organizations across the country.

FUTURE STEPS IN OUR JOURNEY

RESPONSIBLE SOURCING

PFG aims to ensure 90% of PFG branded beef, pork, poultry, seafood, coffee, and tea are produced with verified environmentally sustainable and socially responsible practices by 2025.

HEALTH AND NUTRITION OF PRODUCTS

PFG intends to continue to expand our selection of plant-based alternative proteins, milks, and conventional snacks. We also intend to partner with suppliers that leverage regenerative production practices to minimize the use of harmful synthetic pesticides and herbicides.

 **GOVERNANCE**

PERFORMANCE HIGHLIGHTS

BOARD INDEPENDENCE

PFG has fully independent Audit and Finance, Compensation, Nominating and Corporate Governance, and Technology and Cybersecurity Committees. The Board and its committees hold regular executive sessions of independent directors.

BOARD ESG OVERSIGHT

Our diverse Board has deep experience in the food distribution industry as well as other industries that have a comparable level of ESG and climate-related risk exposure, such as consumer goods, food production, and hospitality. Our Nominating and Corporate Governance Committee oversees PFG's ESG strategies and programs and receives ESG progress reports on a quarterly basis.

TRANSPARENCY AND DISCLOSURE

In our fiscal 2022 ESG Report, we shared our progress on goals set in fiscal 2021 and added two new goals: Scope 1 and 2 emissions reduction and product attribute transparency for branded products. We provided ESG-related disclosures using the recommended frameworks from the SASB and the TCFD.

GOVERNANCE STRUCTURE

Our Nominating and Corporate Governance Committee is responsible for overseeing our ESG efforts. In addition, we have developed a C-Suite ESG Executive Committee that consists of our Chief Financial Officer and our Chief Legal Officer, who meet regularly with our ESG leaders and who provide regular direction on our ESG efforts. This internal governance structure oversees a series of cross-functional ESG committees that include Operations, Supply Chain, Reporting, Diversity, Inclusion, & Belonging and Community. The Committees meet regularly to review action plans intended to help us achieve the ESG goals specific to each area.

We provide the ESG program with the resources and support needed to deliver on the ESG goals and strategy PFG has set.

FUTURE STEPS IN OUR JOURNEY

ESG REPORTING

We intend to continue to enhance of our ESG reporting by building upon our SASB and TCFD disclosures and ensuring that all stakeholders understand our commitments and approach to ESG governance, strategy, and risk management. We intend to incorporate any ESG required disclosures into our SEC reporting.

LEARN MORE ABOUT ESG AT PFG

We invite you to view our fiscal 2022 ESG Report found under the Corporate Responsibility section of our website at www.pfgc.com.

EXECUTIVE COMPENSATION



| PROPOSAL 03 | Advisory Vote on Named Executive Officer Compensation |

 Your Board of Directors recommends that you vote "**FOR**" the approval of the compensation paid to our named executive officers.

We are providing our stockholders with the opportunity to express their opinions on our executive compensation program through a non-binding advisory vote to approve the compensation of our named executive officers as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion. While the results of the vote are non-binding and advisory in nature, the Board and the Compensation Committee intend to carefully consider the results of this vote.

The text of the resolution in respect of Proposal No. 3 is as follows:

"**RESOLVED**, that the compensation paid to the Company's named executive officers, as disclosed in this Proxy Statement pursuant to the rules of the SEC, including the Compensation Discussion and Analysis, compensation tables and any related narrative discussion is hereby APPROVED."

In considering their vote, stockholders may wish to review with care the information on our compensation policies and decisions regarding the named executive officers presented in the Compensation Discussion and Analysis on pages 50 – 64, as well as the discussion regarding the Compensation Committee on page 29.

We currently intend to hold the next non-binding advisory vote to approve the compensation of our named executive officers at our 2024 Annual Meeting of Stockholders, unless the Board modifies its policy of holding this vote on an annual basis.

REPORT OF THE HUMAN CAPITAL AND COMPENSATION COMMITTEE

The Human Capital and Compensation Committee (the "Compensation Committee") has reviewed and discussed the following Compensation Discussion and Analysis with management. Based on its review and discussion with management, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into the Company's Annual Report on Form 10-K for the fiscal year ended July 1, 2023.

Submitted by the Compensation Committee of the Board of Directors:

Barbara J. Beck, Chair
Manuel A. Fernandez
Kimberly S. Grant
Jeffrey M. Overly
Warren M. Thompson

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During fiscal 2023, none of the members of our Compensation Committee have at any time been one of our executive officers or employees. None of our executive officers currently serves, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers serving as a member of our Board of Directors or Compensation Committee.

COMPENSATION DISCUSSION AND ANALYSIS

This section contains a discussion of the material elements of compensation awarded to, earned by, or paid to our Chairman and Chief Executive Officer, our Executive Vice President and Chief Financial Officer, our former Executive Vice President and Chief Financial Officer, and each of our three other most highly compensated executive officers who served in such capacities at the end of our fiscal year on July 1, 2023, collectively known as the "Named Executive Officers" or "NEOs."

Our Named Executive Officers for fiscal 2023 were:



CHAIRMAN AND CHIEF EXECUTIVE OFFICER



George L. Holm



EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER



H. Patrick Hatcher



FORMER EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER



James D. Hope



EXECUTIVE VICE PRESIDENT AND CHIEF COMMERCIAL OFFICER



Patrick T. Hagerty



PRESIDENT AND CHIEF OPERATING OFFICER



Craig H. Hoskins



EXECUTIVE VICE PRESIDENT AND PRESIDENT AND CEO OF CONVENIENCE



Scott E. McPherson

LEADERSHIP CHANGES

Effective January 1, 2023, the Board appointed H. Patrick Hatcher to serve as Executive Vice President and Chief Financial Officer of the Company. Mr. Hatcher succeeded James D. Hope, who notified the Company on August 9, 2022 of his intent to retire from his position as Executive Vice President and Chief Financial Officer of the Company, effective December 31, 2022. Following his retirement, Mr. Hope transitioned to a consultant role with the Company until August 31, 2023, to assist with the transition. For a discussion of Mr. Hope's consulting arrangement with the Company, see "Summary of Consulting Agreement of Mr. Hope" below.

On August 9, 2022, the Board appointed Scott E. McPherson to serve as Executive Vice President of the Company and President and Chief Executive Officer of Convenience, effective August 10, 2022. With this promotion, Mr. McPherson added responsibility for Vistar. Mr. McPherson previously served as Senior Vice President and President and Chief Executive Officer of Core-Mark since the closing of the Company's acquisition of Core-Mark on September 1, 2021.

BUSINESS HIGHLIGHTS FOR FISCAL 2023

GENERATED CASE VOLUME GROWTH

For fiscal 2023, total case volume increased 5.8% compared to the prior fiscal year. Total organic case volume grew 1.6% compared to the prior fiscal year, due to a 6.2% increase in organic independent cases, growth in Performance Brands cases, and broad-based growth across Vistar's channels, partially offset by declines in our Foodservice Chain business.



INCREASED NET SALES

Net sales for fiscal 2023 increased 12.5% to $57.3 billion. The increase in net sales was primarily a result of the acquisition of Core-Mark in the first quarter of fiscal 2022 and an increase in selling price per case due to inflation and channel mix.



IMPROVED GROSS PROFIT

Gross profit for fiscal 2023 increased 19.0% to $6.3 billion compared to the prior year. The increase in gross profit was primarily driven by the acquisition of Core-Mark in the first quarter of fiscal 2022, a favorable shift in the mix of cases sold, including growth in the independent channel, and procurement related gains.



NET INCOME

The Company recorded net income of $397.2 million for fiscal 2023 compared to net income of $112.5 million for the prior fiscal year. The increase was primarily a result of the $438.4 million increase in operating profit, partially offset by a $35.1 million increase in interest expense and a $92.2 million increase in income tax expense.



INCREASE IN ADJUSTED EBITDA[1]

For fiscal 2023, Adjusted EBITDA increased 33.7% to $1.36 billion compared to the prior fiscal year.



INCREASE IN DILUTED EPS AND ADJUSTED DILUTED EPS[1]

Diluted EPS increased 243% to $2.54 in fiscal 2023 compared to $0.74 for the prior fiscal year. Adjusted Diluted EPS increased 49.2% to $3.88 in fiscal 2023 compared to the prior fiscal year.



[1] Please see Appendix A at the end of this Proxy Statement for the definitions of non-GAAP financial measures and reconciliations of such non-GAAP financial measures to their respective most comparable financial measures calculated in accordance with GAAP.

EXECUTIVE SUMMARY

Our compensation philosophy remained unchanged in fiscal 2023. Our philosophy is to maintain effective compensation programs that are as simple and flexible as possible and that permit us to make responsive adjustments to changing market conditions and other internal and external factors. We strive to provide fair and competitive compensation that enables us to attract and retain high caliber executive talent necessary to achieve the continued growth and success of our business. Further, in designing our executive compensation programs, we intend to align executive officer pay with stockholders' interests, recognize individual accomplishments and contributions to our successful performance, and align executive management behind common objectives tied to overall Company performance.

In determining the compensation of our executive officers, the Compensation Committee evaluates total overall compensation, as well as the mix of salary, cash bonus incentives, equity incentives, and other components, using a number of factors including the following:

- compensation fairness and competitiveness among our peer group and industry, as well as retention considerations;
- our financial and operating performance, measured by the attainment of strategic objectives and operating results at the Company level and, in certain circumstances, the business unit level;
- the duties, responsibilities, performance, and contributions of each executive officer tied to the achievement of critical long-term strategic initiatives; and
- historical cash and equity compensation levels.

In fiscal 2023, we experienced solid top- and bottom-line growth in all three of our operating segments as the macroeconomic environment continued to recover. Total case volume increased 5.8%, with organic case volume growing 1.6%. Additionally, (i) net sales increased 12.5% to $57.3 billion, and (ii) gross profit increased 19.0% to $6.3 billion. We recorded net income of $397.2 million for fiscal 2023 as compared to $112.5 million for fiscal 2022, and Adjusted EBITDA increased 33.7% to $1.36 billion for fiscal 2023 as compared to fiscal 2022. We believe these results are verification that our compensation philosophy and program discussed herein, for which approximately 99% of our stockholders voted in favor of at our 2022 Annual Meeting, continue to be appropriate to not only attract, engage, and retain the right talent, but also to reward our executives for achieving Company, business unit, and individual performance goals and to align their interests with the interests of our stockholders.

EXECUTIVE COMPENSATION PROGRAM OBJECTIVES AND OVERVIEW

Our current executive compensation program is intended to achieve two fundamental objectives:

- attract, motivate, and retain high-caliber talent; and
- align executive compensation with achievement of our overall business goals, adherence to our core values, and stockholder interests.

In structuring our current executive compensation program, we are guided by the following basic philosophies:







Competitive Compensation. Our executive compensation program should provide a fair and competitive compensation opportunity that enables us to attract and retain high-caliber executive talent. Executives should be appropriately rewarded for their contributions to our successful performance.

Pay for Performance. A significant portion of each executive's compensation should be "at risk" and tied to overall Company, business unit, and individual performance.

Alignment with Stockholder Interests. Executive compensation should be structured to include elements that link executives' financial rewards to stockholder returns.

As described in more detail below, the material elements of our executive compensation program for NEOs include base salary, a cash incentive opportunity, a long-term equity incentive opportunity, and broad-based employee benefits. The NEOs may also receive severance payments and other benefits in connection with certain terminations of employment or a change in control of the Company. We believe that each element of our executive compensation program helps us to achieve one or more of our compensation objectives, as illustrated by the table below.

COMPENSATION ELEMENT	COMPENSATION OBJECTIVES DESIGNED TO BE ACHIEVED
18% Base Salary	Recognize ongoing performance of job responsibilities.
21% Cash Incentive Opportunity	Compensation "at risk," designed to incentivize the achievement of annual business goals.
61% Long-Term Equity Incentive Opportunity	Compensation "at risk," designed to encourage the creation of stockholder value and the achievement of long-term business goals.

FISCAL 2023 EXECUTIVE TOTAL TARGETED COMPENSATION MIX

CEO COMPENSATION MIX



13% Base Salary
20% Annual Incentives
67% Long-term Incentives

OTHER NEO COMPENSATION MIX



21% Base Salary
21% Annual Incentives
58% Long-term Incentives

These individual compensation elements are intended to create a total compensation package for each NEO that we believe achieves our compensation objectives and provides competitive compensation opportunities.

 **WHAT WE DO**

- Performance-driven pay
- Pay aligned to peers
- Transparency to stockholders
- Clawback policy
- Stock ownership requirements
- Independent compensation consulting firm reporting directly to the Compensation Committee
- Double-trigger severance agreements upon change-in-control
- Robust insider trading requirements and restrictions
- Annual risk assessment of our compensation program

 **WHAT WE DON'T DO**

- No excise tax gross-ups
- No modified single-trigger or single-trigger change-in-control severance agreements
- No uncapped incentive compensation opportunities
- No hedging of shares by our directors or employees
- No pledging of shares by our directors or executive officers
- No excessive perquisites
- No repricing of underwater stock options
- No dividends provided on unearned performance awards

FISCAL 2023 COMPENSATION PROGRAM CHANGES

For fiscal 2023, while retaining the overall compensation structure that we used in fiscal 2022, we adopted changes to our short-term management incentive plan and our long-term incentive plan described below. Notably, since we continued to focus on profitability metrics, we increased the value of strategic initiatives in our Annual Incentive Plan to 20%, including strategic initiative goals relating to Core-Mark integration, ESG progress and safety. We believe these changes strengthened the connection between pay and performance and further aligned the incentives of our NEOs with our long-term strategic objectives and the interests of our stockholders.

FISCAL 2023 COMPENSATION PROGRAM CHANGES	SPECIFIC CHANGE	RATIONALE

Annual Incentive Plan (AIP)	• Expanded strategic initiatives component to include progress towards ESG objectives:
	
	• Metric Weights:
	   • Eliminated liquidity as % of sales
	   • Increased value of strategic initiatives to 20%, but at the same time eliminated the ability to earn above target on these metrics
		Expanded strategic initiatives: To demonstrate our commitment to ESG, beginning with fiscal 2023, the strategic initiatives component accounting for 20% of the AIP award opportunity included progress towards integration of acquisitions and ESG objectives, including goals related to investments in electric vehicles, diversity and inclusion, and safety.
		
		Metrics: The fiscal 2023 metric changes made to the AIP were designed to focus our NEOs on our strategic growth objectives, including capturing synergies and growth from recent acquisitions, and ESG progress. Liquidity was eliminated to continue our focus on profitability metrics.

Long-Term Incentive Plan (LTIP)	• Performance shares earned based on achievement of total stockholder return ("TSR") relative to companies in the Russell 1000 Index:
	
	• Nesting measurement periods for performance shares weighted as follows:
	   • Years 1-2: 25%
	   • Years 1-3: 50%
	• Payout is capped at 100% if TSR is negative over the three-year measurement period
		The change in TSR measurement group from the S&P 400 midcap index to the Russell 1000 index provides a larger sample size of companies to insulate results from M&A and bankruptcy activity and provides an appropriate size comparison for the Company's market capitalization.
		
		Nesting measurement periods are designed to focus management on short, mid, and long-term performance, while placing the greatest weight on the cumulative three-year period (50%) is intended to emphasize the Company's long-term performance. The total payout will be capped at 100% if performance is negative over the cumulative three-year measurement period.

SAY ON PAY VOTE

In fiscal 2023, the Compensation Committee considered the outcome of the stockholder advisory vote on fiscal 2022 executive compensation when making decisions relating to the compensation of our NEOs and our executive compensation program and policies for fiscal 2023. Our stockholders voted at our 2022 Annual Meeting, in a non-binding, advisory vote, on the fiscal 2022 compensation paid to our NEOs. Approximately 99% of the votes were cast in favor of the Company's fiscal 2022 NEO compensation decisions.

At our 2022 Annual Meeting, stockholders showed strong support for our executive compensation programs with approximately 99% of the votes cast approving our advisory resolution.



SAY ON FREQUENCY VOTE

We provide our stockholders with the opportunity to vote on the frequency of say on pay voting at least once every six years. Our stockholders voted at our 2022 Annual Meeting, in a non-binding, advisory vote, on the frequency of say on pay voting. Approximately 98% of the votes were cast in favor of our holding an annual say on pay vote. We expect our next say on frequency vote to be held at our 2028 Annual Meeting of Stockholders. Until that time, we expect to hold an advisory, non-binding say on pay vote on an annual basis.

EXECUTIVE COMPENSATION PROGRAM ELEMENTS

BASE SALARIES

Base salaries are an important element of compensation because they provide the NEOs with a base level of income, which ensures a level of financial security. Generally, our NEOs are eligible for an adjustment to their base salaries each year at the discretion of the Compensation Committee depending on performance and market competitiveness. During fiscal 2023, as a result of the evaluation described below under "—Compensation Determination Process," the Compensation Committee determined to increase the base salary for each of Messrs. Holm, Hoskins, Hagerty and McPherson to $1,200,000, $625,000, $600,000 and $610,000, respectively. In connection with the appointment of Mr. Hatcher as Executive Vice President and Chief Financial Officer, Mr. Hatcher's base salary was increased to $550,000 per year effective as of October 1, 2022. Mr. Hope received an annual base salary of $681,000 through the effective date of his retirement (December 31, 2022) and did not receive a base salary thereafter. Under the terms of his consulting agreement with the Company, Mr. Hope received aggregate payments of $400,000 for the period from January 1, 2023 through August 31, 2023.

CASH BONUS OPPORTUNITIES

ANNUAL CASH BONUS OPPORTUNITY

We maintain an annual incentive plan (the "AIP"), which is a cash bonus program in which all of our NEOs are eligible to participate. The primary purpose of the AIP is to focus management on key measures that drive financial performance and provide competitive bonus opportunities tied to the achievement of our financial and strategic growth objectives.

FISCAL 2023 AIP

The Compensation Committee annually establishes a target annual bonus as a percentage of base salary, which may be adjusted in connection with an NEO's promotion, performance, or based upon competitive conditions. For our NEOs, the target opportunity for AIP awards was based on the following components as compared to pre-established targets: (i) net sales growth for fiscal 2023 (40% of the overall AIP), (ii) Adjusted EBITDA growth for fiscal 2023 (40% of overall AIP), and (iii) strategic initiatives (20% of overall AIP). Payouts related to each financial metric for the fiscal 2023 AIP had a range from 60% of target payout upon achieving a threshold performance level to 162.5% of target payout upon achieving the maximum performance level. Payouts related to the strategic initiatives metric had a maximum of 100% of target. When combined, total payouts could not exceed 150% of target.

We believe that tying part or all of the NEOs' bonuses to Company-wide performance goals encourages collaboration across the executive leadership team. We use Adjusted EBITDA as a measure of financial performance because we believe that it provides a reliable indicator of our strategic growth and the strength of our cash flow and overall financial results. We believe using the net sales increases accountability of the financial health of the Company and more closely aligns with the focus of stockholders.

With respect to the strategic initiatives performance measure, the Compensation Committee designed the achievement of strategic goals to be challenging, but achievable with strong and consistent performance. The long-term strategic planning goal was based on the completion of certain enterprise initiatives to support the Company's growth and enhance long-term stockholder value, including the integration of acquisitions, investment in electric vehicles, diversity and inclusion objectives and safety.

The payout percentage of target earned for the AIP was determined by calculating our actual achievement against the performance targets based on the pre-established goals set forth in the following table:

PERFORMANCE MEASURE	METRICS	TARGET PAYOUT OF THE OVERALL AIP	THRESHOLD	TARGET	MAXIMUM	PAYOUT OF % OF TARGET
Profitability	Net Sales	40%	$52,628MM	$57,000MM	ACTUALS $57,254.6MM $59,470MM	106.44%
	Adjusted EBITDA	40%	$1,071.6MM	$1,164.0MM	ACTUALS $1,363.4MM $1,214.5MM	162.50%
Strategic Initiatives	Core-Mark Integration Progress ESG Progress Safety	20%	N/A	ACTUALS 90.00% Demonstrated progress towards Strategic Initiatives	N/A	90.00%
Total		100%				125.58%

As noted in the table above, all financial goals were exceeded based on actual performance versus pre-established targets. In addition, the Compensation Committee confirmed that achievement of demonstrated progress towards strategic initiatives was substantially achieved based upon synergy capture and execution on integration relating to the acquisition of Core-Mark, investments in electric vehicles, increasing the number of candidates for open positions from underrepresented backgrounds and launching a Diversity, Inclusion & Belonging Advisory Council, among other achievements, and awarded 90.00% of the target amount based on its determination.

NOTES:

- The **maximum payout for profitability measures is 162.50% of target** and this was achieved at 106.44% and 162.50% for the net sales and Adjusted EBITDA financial metrics, respectively, as shown above.
- **The maximum payout for strategic initiatives performance measures is 100% of target** and this was achieved at 90%, as shown above.
- **Net sales** is defined as fiscal 2023 gross sales plus excise taxes minus sales returns and minus sales incentives that we offer to our customers, such as rebates and discounts that are offsets to gross sales.
- **Adjusted EBITDA** is defined as fiscal 2023 net income before interest expense, income taxes, depreciation and amortization and further adjusted to exclude certain items.

CORPORATE NEOS' AIP

The following tables illustrate the calculation of the cash bonus payable to each NEO under the fiscal 2023 AIP in light of these performance results and achievement of strategic objectives.

| | BASE SALARY FULL YEAR $ | TARGET BONUS % | PROFITABLE GROWTH | | | | | | STRATEGIC INITIATIVES | | | TOTAL PAYOUT $ |
| | | | NET SALES | | | AEBITDA | | | STRATEGIC INITIATIVES | | | |
			MEASURE %	PAYOUT %	PAYOUT $	MEASURE %	PAYOUT %	PAYOUT $	MEASURE %	PAYOUT %	PAYOUT $	
GEORGE L. HOLM Chairman & CEO	1,200,000	150	40	106.44	766,401	40	162.50	1,170,000	20	90.00	324,000	2,260,401
H. PATRICK HATCHER[1] EVP, Chief Financial Officer	486,898	100	40	106.44	212,060	40	162.50	323,734	20	90.00	89,649	625,443
JAMES D. HOPE[2] Former EVP, Chief Financial Officer	681,000	100	40	106.44	145,038	40	162.50	221,417	20	90.00	61,315	427,770
PATRICK T. HAGERTY EVP & Chief Commercial Officer	600,000	100	40	106.44	255.467	40	162.50	390,000	20	90.00	108,000	753,467
CRAIG H. HOSKINS President & Chief Operating Officer	625,000	100	40	106.44	266,111	40	162.50	406,250	20	90.00	112,500	784,861
SCOTT E. MCPHERSON EVP, President & CEO, Convenience	610,018	100	40	106.44	259,733	40	162.50	396,512	20	90.00	109,803	766,048

[1] Payout is pro-rated based upon increase to Mr. Hatcher's base salary effective October 1, 2022.

[2] Reflects 50% of Mr. Hope's fiscal 2023 annual bonus for fiscal 2023 at the actual level of performance per the terms of his consulting agreement.

LONG-TERM EQUITY INCENTIVE AWARDS

We believe that the NEOs' long-term compensation should be directly linked to the value we deliver to our stockholders. Equity awards to the NEOs are designed to provide long-term incentive opportunities over a period of several years and align compensation with the creation of stockholder value and achievement of business goals.

We make annual grants under our 2015 Omnibus Incentive Plan that provide a mix of performance shares and time-based restricted stock.

For fiscal 2023, to support the goal of continued executive stock ownership and enhance the focus on performance, the weight of restricted stock awards for senior management was 40% and the weight of performance share awards tied to multi-year performance results for senior management was 60%.

Annual award levels are established based on a review of competitive market practice, internal equity considerations and other factors as the Compensation Committee deems appropriate.

FISCAL 2023 LONG-TERM EQUITY INCENTIVE GRANTS

For fiscal 2023, the Compensation Committee approved the following long-term equity incentive awards to each of the NEOs as follows:

NAME	TOTAL GRANT VALUE	PERFORMANCE SHARES	RESTRICTED STOCK
GEORGE L. HOLM	$6,000,052	52,895	46,521
H. PATRICK HATCHER[1]	$1,600,080	14,106	12,406
JAMES D. HOPE[2]	—	—	—
CRAIG H. HOSKINS	$2,750,049	24,244	21,322
PATRICK H. HAGERTY	$1,600,080	14,106	12,406
SCOTT E. MCPHERSON	$1,000,081	9,260	8,144

[1] Includes $500,000 equity grant in connection with Mr. Hatcher's promotion discussed below.

[2] Due to his retirement, Mr. Hope did not receive a grant of long-term equity incentive awards for fiscal 2023.

Subject to the recipient's continued service with the Company through each applicable vesting date:

- one third of the shares of time-based restricted stock will vest on each anniversary of the date of grant; and
- performance shares will vest on the date the Compensation Committee certifies the Company's performance, subject to the recipient's continued service to the Company through the end of the performance period (which began on July 3, 2022, and ends on June 28, 2025), if the applicable performance goals are attained.

In connection with his appointment as Executive Vice President and Chief Financial Officer effective January 1, 2023, Mr. Hatcher received a $500,000 equity grant on August 25, 2022 comprised 60% of performance shares and 40% of time-based restricted stock. For the performance shares, 100% of the award will be earned based on the achievement of TSR relative to companies in the Russell 1000 Index as described below under "—Performance Shares." For the time-based restricted stock, 100% of the shares will vest on August 25, 2025.

See "—Treatment of Equity Awards in Connection with a Change in Control or Qualifying Termination" for a more detailed description of the material terms of these awards and a description of the potential vesting of these awards that may occur in connection with certain terminations of employment.

PERFORMANCE SHARES

For the performance shares, 100% of the award will be earned based on achievement of TSR relative to companies in the Russell 1000 Index that are public throughout each TSR measurement period. For each of the three TSR measurement periods, the Company's TSR is calculated as (i) (a) the average closing price of a share of our common stock over the 20 trading day period ending on (and including) the last date of the TSR measurement period (assuming dividends are reinvested) minus (b) the price of a share of our common stock at the beginning of the performance period (the "Beginning Share Price") divided by (ii) the Beginning Share Price ("Relative TSR"). Relative TSR is expressed as a relative percentile ranking of the Company among the TSR of companies in the Russell 1000 Index over the TSR measurement period. Each TSR measurement period is weighted as shown below.



The Compensation Committee believes that the performance goals for the performance shares are reasonably attainable yet provide an appropriate incentive to maximize our performance and shareholder value. To that end, the Compensation Committee requires performance levels above median (i.e., 60th percentile) to attain target payout levels. The Compensation Committee believes that achievement of maximum performance against the goals would require exceptional corporate performance over the performance period.

For the performance share awards granted on August 25, 2022 and September 2, 2022, the earned amounts will be determined based on the following performance and payout scales during each of the TSR measurement periods:

PERFORMANCE	RELATIVE TSR RANKING	TARGET PAYOUT %
Threshold	40th percentile	50%
Target	60th percentile	100%
Maximum	80th percentile	200%

The total payout will be capped at 100% if performance is negative over the cumulative three-year measurement period. For performance percentages between the levels set forth above, the resulting payout percentage would be adjusted on a linear interpolation basis.

PFG Performance Food Group

For the most recently completed performance cycle (ended July 1, 2023) for awards granted in August 2020 (the "2020 Performance Grants"), the earned amounts were determined based on the following performance and payout scales:

PERFORMANCE	RELATIVE TSR RANKING	TARGET PAYOUT %
Threshold	40th percentile	50%
Target	60th percentile	100%
Outstanding/Maximum	80th percentile	200%

During the performance period ended July 1, 2023, the Company's Relative TSR ranked in the 77.26th percentile of the S&P Midcap 400 Index, resulting in a payout at 186.30% of target of the 2020 Performance Grants with respect to the Relative TSR performance metric.

The table below sets forth the shares earned by the NEOs for the 2020 Performance Grants based on actual performance during the performance period and the payout scales above:

NAME	2020-2023 RELATIVE TSR SHARES
GEORGE L. HOLM	104,809
H. PATRICK HATCHER	—
JAMES D. HOPE	19,398
CRAIG H. HOSKINS	15,519
PATRICK H. HAGERTY	15,519
SCOTT E. MCPHERSON	—

BENEFITS AND PERQUISITES

We provide to all our employees, including our NEOs, broad-based benefits that are intended to attract and retain employees while providing them with retirement and health and welfare security. Broad-based employee benefits include:

- a 401(k) savings plan (the "401(k) plan");
- medical, dental, vision, life and accident insurance, disability coverage, dependent care and healthcare flexible spending accounts; and
- employee assistance program benefits.

We maintain the 401(k) plan, a qualified contributory retirement plan, that is intended to qualify as a profit-sharing plan under Section 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"). Eligible employees, including our NEOs, may contribute up to 50% of their eligible compensation, subject to statutory limits imposed by the Code. We are also permitted to make profit-sharing contributions and matching contributions, and currently provide for matching contributions equal to 100% of employee contributions up to 3.5% of eligible compensation. Our contributions to the 401(k) plan are made subject to certain minimum requirements specified in the 401(k) plan. All matching contributions by us become vested on the four-year anniversary of the participant's hire date. As of January 1, 2009, the 401(k) plan merged with the Self-Directed Tax Advantaged Retirement (STAR) Plan of PFGC, Inc. Employees employed on or before December 31, 2008, are also eligible for an annual contribution based on the employee's salary and years of service (a "STAR Contribution"). Messrs. Holm, Hagerty and Hoskins are the only NEOs eligible to receive the additional STAR Contributions.

In addition, at no cost to the employee, we provide an amount of basic life and accident insurance coverage valued at one times annual salary up to a maximum of $1 million combined benefit.

We also provide our NEOs with limited perquisites and personal benefits that are not generally available to all employees, such as an annual auto allowance, eligibility to participate in our executive health programs, reimbursement of relocation expenses, temporary housing allowances, and limited spouse travel, lodging and meals associated with certain business functions. We provide these limited perquisites and personal benefits in order to further our goal of attracting and retaining our executive officers. The benefits and perquisites not generally available to all employees that were provided to our NEOs in fiscal 2023 are reflected in the "All Other Compensation" column of the Summary Compensation Table and the accompanying footnote in accordance with SEC rules.

SEVERANCE AND OTHER BENEFITS

We believe that severance protections can play a valuable role in attracting and retaining high-caliber talent. In the competitive market for executive talent, we believe severance payments and other termination benefits are an effective way to offer executives financial security to offset the risk of foregoing an opportunity with another company. Consistent with our objective of using severance payments and benefits to attract and retain executives, our Executive Severance Plan approved in May 2020 (the "Severance Plan") provides our executives who enter into the related Executive Severance Plan Participation Agreement (the "Participation Agreement") with severance benefits that we believe (i) will permit us to better attract and/or continue to employ high-caliber talent, (ii) are more aligned with those severance benefits offered at our peers, and (iii) are more aligned with broader market trends. The Severance Plan replaced the NEOs' previous severance arrangements.

Each of our NEOs, other than Mr. Hope, is eligible for the Severance Plan benefits. Mr. Hope is no longer eligible to participate in the Severance Plan under the terms of his consulting agreement. See "Potential Payments Upon Termination or Change in Control" for descriptions of these potential benefits.

COMPENSATION DETERMINATION PROCESS

RESPONSIBLE PARTY	PRIMARY ROLES AND RESPONSIBILITIES
Compensation Committee	The Compensation Committee, which is composed entirely of independent directors, is responsible for establishing, maintaining, and administering our compensation and benefit policies and determines the compensation for our NEOs. Our CEO is not a member of the Compensation Committee and does not participate in deliberations regarding his compensation. The Compensation Committee uses several resources in making decisions regarding executive compensation, and these resources are described in the following paragraphs. See "Board Structure - Board Committees - Compensation and Human Resources Committee" for more information regarding the Compensation Committee's responsibilities.
Independent Compensation Consultant	In fiscal 2023, the Compensation Committee retained Meridian Compensation Partners, LLC ("Meridian"), an independent compensation consulting firm, as its compensation consultant to advise on executive and non-employee director compensation matters and provide information and advice regarding market trends, competitive compensation programs, and strategies, including: • Assessing management's recommendations for changes to our compensation structure; • Providing annual market data for each NEO position, including evaluating the Company's compensation strategy and reviewing and confirming the peer group used to prepare the market data; • Providing information on executive compensation trends, regulatory developments and emerging best practices; and • Conducting an annual compensation risk assessment. During fiscal 2023, Meridian reported directly to the Chair of the Compensation Committee and performed no other work for the Company. Meridian attends all meetings where the Compensation Committee evaluates the overall effectiveness of the executive compensation programs or where the Compensation Committee analyzes or approves executive compensation. In connection with engaging Meridian, the Compensation Committee considered the independence of Meridian in light of the standards embodied in SEC rules and NYSE listing standards. The Compensation Committee took into account these considerations, along with other factors relevant to the firm's independence from management, and concluded that Meridian was independent and the engagement of Meridian would not raise any conflict of interest.
Our CEO	Our CEO, with the assistance of Meridian and our Executive Vice President and Chief Human Resources Officer, provides recommendations to the Compensation Committee with respect to compensation decisions for our NEOs (other than with respect to his own position). In preparing recommendations to the Compensation Committee, our CEO consults benchmarking data and other market surveys conducted by Meridian and our Human Resources Department. No officer, including our CEO and our Executive Vice President and Chief Human Resources Officer, has a role in determining his or her own compensation.
Human Resources Department	Our Human Resources Department, led by our Executive Vice President and Chief Human Resources Officer, works with our independent compensation consultant to compile benchmarking data, including peer group analysis and market studies, in order to provide preliminary recommendations with respect to base salary, annual incentive and long-term incentive program design and target award levels for our NEOs and other employees eligible to receive such incentive awards.

PEER GROUP

Meridian evaluated the competitiveness of our executive and non-employee director compensation programs using peer group compensation data of the following peer group companies:

2023 PEER GROUP

Arrow Electronics, Inc.	Compass Group PLC	Pilgrim's Pride Corporation	United Natural Foods, Inc.
Avnet, Inc.	Dollar General Corporation	TD SYNNEX Corporation	US Foods Holding Corp.
Bunge Limited	Dollar Tree, Inc.	Sysco Corporation	WESCO International, Inc.
CDW Corporation	Genuine Parts Company	Tyson Foods, Inc.	W.W. Grainger, Inc.

This peer group is composed of companies of similar size and stature in our foodservice distribution industry or related industries. There were no changes to the Company's peer group in fiscal 2023 from the fiscal 2022 peer group.

Meridian analyzed target compensation levels for senior executives benchmarked against the updated compensation peer group.

Based on this evaluation, Meridian recommended, and the Compensation Committee determined, to set total target direct compensation (comprised of base salary, cash bonus opportunity at target, and long-term equity incentive opportunity at target) at levels that, in the aggregate, approximate the median of the peer group.

ANNUAL COMPENSATION PROGRAM RISK ASSESSMENT

In August 2023, the Compensation Committee (with the assistance of management and Meridian) completed its annual review of our compensation programs and practices and concluded that the risks arising from such programs are not reasonably likely to have a material adverse effect on our operations. While risk is inherent in any strategy for growth, the Company's programs minimize risk through the following design elements, among others:

- Annual total compensation benchmarking relative to appropriate data sources and adjusted for size;
- Multiple financial performance goals in the annual incentive plan with reasonable maximum payout limits;
- Compensation Committee discretion to adjust payouts, as needed;
- Appropriate balance of fixed and at-risk compensation, as well as an appropriate balance of cash and equity-based compensation;
- Stock grants that occur each year, with overlapping performance cycles and multi-year vesting;
- Use of relative TSR in the long-term plan to balance internally-set financial goals in the short-term plan;
- Compensation Committee that is actively involved in setting short- and long-term incentive performance targets and payout intervals, typically over a series of meetings;
- A clawback policy that applies to both cash and equity, as described under "—Clawback Policy" below;
- Existence of stock ownership guidelines and holding requirements, as described under "—Stock Ownership Guidelines" below;
- Reasonable severance arrangements, as described under "—Severance and Other Benefits" above; and
- Anti-hedging policy and anti-pledging policy for directors and executive officers, as described under "—Hedging and Pledging Policies" below.

HEDGING AND PLEDGING POLICIES

The Company's Insider Trading Policy requires directors, executive officers, and employees to consult with the Company's General Counsel prior to engaging in certain transactions involving the Company's securities. The Company's Insider Trading Policy prohibits directors, executive officers, and employees from hedging or monetization transactions, including through the use of financial instruments such as exchange funds, variable forward contracts, equity swaps, puts, calls, and other derivative instruments, or through the establishment of a short position in the Company's securities. The Company's Insider Trading Policy prohibits directors and executive officers from pledging Company securities.

CLAWBACK POLICY

In August 2019, we adopted a Clawback Policy that allows us to recoup incentive-based compensation from our current or former executive officers under certain circumstances. In August 2023, we amended the Clawback Policy to implement the recently updated NYSE listing standards that were approved by the SEC effective October 2, 2023. Pursuant to the policy, we will recoup any incentive-based or equity-based compensation paid or granted to an executive officer in the event of a required accounting restatement of a financial statement of the Company (whether or not based on fraud or misconduct) due to material noncompliance of the Company with any financial reporting requirement under the U.S. federal securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. We may also recoup any incentive-based or equity-based compensation paid or granted to an executive officer in the event of an error in the calculation of such incentive-based or equity-based compensation as a result of a restatement in financial statements or otherwise.

EMPLOYMENT AGREEMENTS

We do not typically enter into formal employment agreements with our executive officers. However, as noted below, we have an employment agreement with Mr. Holm. In addition, we typically enter into offer letters with our executive officers. In connection with the commencement of their employment, we entered into offer letters with Messrs. Hagerty, Hope and Hoskins, setting forth their initial compensation and benefits. Mr. McPherson entered into an employment agreement with the Company on September 1, 2021 in connection with the Company's acquisition of Core-Mark. The employment agreement provided for an initial term of two years with automatic one-year renewals thereafter unless terminated by either the Company or Mr. McPherson. On September 1, 2023, Mr. McPherson's employment agreement was terminated, with Mr. McPherson continuing as an at-will employee. Additionally, as noted below, Mr. Hope entered into a consulting agreement with the Company on August 9, 2022 in connection with his retirement as Executive Vice President and Chief Financial Officer. For the employment agreement and offer letters, the Severance Plan supersedes any similar provisions in such agreements.

SUMMARY OF EMPLOYMENT AGREEMENT OF MR. HOLM

Mr. Holm's employment agreement, dated as of September 6, 2002, as amended effective January 2003, provides that he serves as President and Chief Executive Officer for an initial term of three years that automatically extends for successive automatic one-year periods, unless we or Mr. Holm elect not to extend the term by providing 30 days' advance notice.

Mr. Holm's employment agreement establishes: (1) an initial base salary, subject to discretionary annual increases; (2) eligibility to receive an annual bonus, with a target amount equal to 100% of his base salary if performance targets set by the Compensation Committee are achieved, which he may elect to receive as shares of our common stock; and (3) a requirement that he purchase $2 million of our common stock. Mr. Holm is also entitled to participate in all employee benefit and fringe plans made available to our employees generally.

Mr. Holm's employment agreement also contains restrictive covenants, including an indefinite covenant not to disclose confidential information and not to disparage us, and, during Mr. Holm's employment and for the one-year period following the termination of his employment, covenants related to non-competition and non-solicitation of our employees, customers, or suppliers.

Mr. Holm, like our other NEOs, is also eligible for severance benefits following certain terminations of employment pursuant to the Severance Plan. See "Potential Payments Upon Termination or Change in Control" for a description of these provisions.

SUMMARY OF CONSULTING AGREEMENT OF MR. HOPE

In connection with his retirement from the position of Executive Vice President and Chief Financial Officer of the Company, Mr. Hope remained as a consultant to the Company until August 31, 2023 to assist with the transition. On August 9, 2022, the Company entered into a consulting agreement (the "Consulting Agreement") with Mr. Hope setting forth the terms of Mr. Hope's voluntary retirement from the Company on December 31, 2022 (the "Retirement Date"). Until the Retirement Date, Mr. Hope received his base salary of $681,000 and benefits and continued to vest in any outstanding equity awards. After the Retirement Date, Mr. Hope provided consulting services for the Company through August 31, 2023 (the "Consulting Period"). In consideration for such services and subject to Mr. Hope's agreement to certain standard terms and conditions, Mr. Hope received aggregate payments of $400,000 for the Consulting Period. In addition, for the duration of the Consulting Period, Mr. Hope received a cash supplement for health benefits continuation coverage and received reimbursement of certain reasonable expenses incurred in performing such services. Mr. Hope remained eligible to receive 50% of his fiscal 2023 annual bonus for fiscal 2023 at the actual level of performance and will continue to

vest in the unvested portions of any equity awards that are unvested and outstanding as of the Retirement Date, subject to the terms of the applicable award agreements. Mr. Hope will also be eligible for "retirement" vesting of his unvested and outstanding equity awards at the conclusion of the Consulting Period in accordance with the terms of such awards. Mr. Hope is also subject to certain restrictive covenants under the Consulting Agreement, including customary confidentiality covenants as well as non-competition and non-solicitation restrictions for a period of 12 months following the end of the Consulting Period.

NON-QUALIFIED DEFERRED COMPENSATION PLAN

In January 2020, the Board of Directors adopted the Performance Food Group Company Deferred Compensation Plan (the "Deferred Compensation Plan") under which (i) individuals whose position qualifies for an equity grant under the 2015 Omnibus Incentive Plan for the fiscal year that ends within the Deferred Compensation Plan's year or (ii) members of the Board of Directors can defer (a) receipt of up to 50% of his or her base compensation (base salary for employees and cash retainers for directors) and/or (b) up to 75% of his or her payout under the AIP.

The initial Deferred Compensation Plan year commenced on January 1, 2021 and each of our NEOs was eligible to participate. Any such deferral elections are irrevocable for the applicable Deferred Compensation Plan year other than in the event a participant receives a distribution from the Deferred Compensation Plan due to an unforeseeable emergency. Currently, none of our NEOs participate in the Deferred Compensation Plan

A participant in the Deferred Compensation Plan may elect a distribution date, subject to the limitations imposed by the Deferred Compensation Plan committee, on which deferred amounts (including discretionary employer contributions, to the extent applicable) will be paid (or commence in the case of installments); provided, however, that all deferral accounts will be paid (or commence in the case of installments) in the event of the participant's separation of service, death or disability. With respect to distribution, a participant's deferral account will be paid, at the election of the participant, either in (i) a lump sum or (ii) annual installments over a period of five (5), ten (10) or fifteen (15) years. On February 14, 2023, the Deferred Compensation Plan was amended to allow participants to change the timing and/or the form of payment of a previous election made by the participant for a distribution upon a specified date at least five (5) years from the date such payment would otherwise have been made, subject to certain conditions.

Participants in the Deferred Compensation Plan are eligible, but not guaranteed, to receive discretionary employer contributions, which will generally vest in accordance with the vesting schedule under the Performance Food Group Employee Savings Plan. A participant who is making a deferral election will be asked to specify the distribution date and form of payment with respect to any discretionary employer contributions that such participant may receive for the applicable Deferred Compensation Plan year. Any discretionary employer contributions that are not vested as of a participant's separation from service shall immediately be forfeited at such time. The Company will establish an account on each participant's behalf to track his or her deferrals. Each participant may choose from a variety of investment fund options available under the Deferred Compensation Plan and the account will be adjusted based on the performance of the applicable funds and the investment directions. The investment choices may be changed in accordance with the rules and procedures established by the Deferred Compensation Plan committee.

STOCK OWNERSHIP GUIDELINES

EXECUTIVE OFFICERS

To align the interests of our management with those of our stockholders, the Board of Directors requires that certain of our executive officers (the "Covered Executives") have a significant financial stake in the Company's stock in accordance with our stock ownership guidelines (the "Guidelines"). The Covered Executives are required to hold a specific level of equity ownership as outlined below:

EXECUTIVES	TIER ONE	TIER TWO
The Guidelines will apply to the Covered Executives in the following Tiers	Chief Executive Officer	Chief Financial Officer and Executive Vice Presidents and Senior Vice Presidents who are direct reports of the CEO
Covered Executives' Stock Ownership Multiples The stock ownership levels under the Guidelines, expressed as a multiple of the Covered Executive's base annual salary rate as of January 1st of the year, are as follows:	 **6** times base annual salary rate	 **3** times base annual salary rate
Retention Requirement There is no required time period within which a Covered Executive must attain the applicable stock ownership level under the Guidelines. However, until the applicable ownership level is achieved, the following retention requirements will apply:	**100%** **100%** of shares	**50%** **50%** of shares

The shares counted toward these ownership requirements include shares of common stock owned directly by the Covered Executive and outstanding restricted stock and restricted stock units.

These ownership requirements are set at levels that the Company believes are reasonable given the respective salaries and responsibility levels of the Covered Executives. As of October 2, 2023, each of Messrs. Holm, Hatcher, Hagerty, Hoskins and McPherson has met or is on track to meet the applicable ownership level.

TAX IMPACT ON COMPENSATION

INCOME DEDUCTION LIMITATIONS

Section 162(m) of the Code generally sets a limit of $1 million on the amount of compensation that the Company may deduct for federal income tax purposes in any given year with respect to the compensation of each of the NEOs. The Compensation Committee believes that the tax deduction limitation should not be permitted to compromise its ability to design and maintain executive compensation arrangements that will attract and retain the executive talent to compete successfully. Accordingly, achieving the desired flexibility in the design and delivery of compensation may result in compensation that, in certain cases, is not deductible for federal income tax purposes.

In fiscal 2023 the Company paid, and in fiscal 2024 the Compensation Committee expects the Company to pay, certain NEOs compensation that exceeds $1 million in value. The Compensation Committee believes that this compensation is necessary in order to maintain the competitiveness of the total compensation package and, as a result, has determined that it is appropriate, even though certain amounts of fiscal 2023 and fiscal 2024 compensation, respectively, will not be deductible for federal income tax purposes.

SECTION 409A OF THE INTERNAL REVENUE CODE

Section 409A of the Code imposes significant additional taxes in the event that an executive officer, director, or service provider becomes entitled to non-qualified deferred compensation that does not satisfy the restrictive conditions of the provision. Although the Company makes no guarantees with respect to exemption from, or compliance with, Section 409A of the Code, we have designed all of our non-qualified deferred compensation arrangements with the intention that they are exempt from, or otherwise comply with, the requirements of Section 409A of the Code.

TABULAR EXECUTIVE COMPENSATION DISCLOSURE

SUMMARY COMPENSATION TABLE

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of our NEOs for the fiscal years indicated.

NAME AND PRINCIPAL POSITION	YEAR	SALARY ($)[1]	STOCK AWARDS ($)[2]	NON-EQUITY INCENTIVE PLAN COMPENSATION ($)[3]	ALL OTHER COMPENSATION ($)[4]	TOTAL ($)
GEORGE L. HOLM Chairman and Chief Executive Officer	2023	1,167,308	6,000,052	2,260,401	59,782	9,487,543
	2022	1,075,000	5,000,035	2,523,675	61,801	8,660,511
	2021	1,000,000	5,350,123	1,835,313	43,114	8,228,550
H. PATRICK HATCHER Executive Vice President and Chief Financial Officer	2023	486,898	1,600,080	625,443	34,797	2,747,218
JAMES D. HOPE Former Executive Vice President and Chief Financial Officer	2023	353,743	—	427,770	262,329	1,043,842
	2022	659,121	1,500,068	996,716	37,954	3,193,859
	2021	624,000	1,500,102	916,188	36,177	3,076,467
CRAIG H. HOSKINS President and Chief Operating Officer	2023	605,750	2,750,049	784,861	54,174	4,194,834
	2022	551,848	2,300,117	845,614	62,401	3,759,980
	2021	515,000	1,200,101	756,149	46,718	2,517,967
PATRICK T. HAGERTY Executive Vice President and Chief Commercial Officer	2023	585,077	1,600,080	753,467	65,126	3,003,750
	2022	551,848	2,300,102	845,614	52,942	3,750,506
	2021	515,000	1,200,101	756,149	44,168	2,515,418
SCOTT E. MCPHERSON Executive Vice President, President and CEO of Convenience	2023	606,602	1,000,081	766,048	20,014	2,392,745

[1] Effective October 1, 2022, Mr. Hatcher's salary was increased to $550,000. Mr. Hope received his annual base salary of $681,000 through the effective date of his retirement (December 31, 2022).

[2] Amounts shown in this column include the grant date fair value, calculated in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718 and using the assumptions discussed in Note 18, "Stock-based Compensation," of the audited financial statements in our Annual Report, of the performance shares and restricted stock granted in fiscal 2023, as described under "Compensation Discussion and Analysis—Long-Term Equity Incentive Awards—Fiscal 2023 Long-Term Equity Incentive Grants."

With respect to the performance shares granted in fiscal 2023, 100% vest according to Relative TSR. Therefore, they are subject to market conditions as defined under FASB ASC Topic 718 and are not subject to performance conditions as defined under FASB ASC Topic 718. Accordingly, they have no maximum grant date fair values that differ from the grant date fair values presented in the table.

[3] Amounts shown in this column reflect amounts earned under our AIP. The amount shown for Mr. Hatcher was prorated to reflect his change in base salary as of October 1, 2022.

[4] Amounts reported under All Other Compensation for fiscal 2023 include: (i) contributions to our 401(k) plan on behalf of our NEOs, including annual STAR Contributions under our 401(k) plan, as follows: Mr. Holm, annual STAR Contribution of $14,500; Mr. Hatcher matching contributions of $14,226, Mr. Hoskins, matching contribution of $11,498 and annual STAR Contribution of $14,500; Mr. Hagerty, matching contribution of $11,060 and annual STAR Contribution of $14,500; Mr. McPherson, matching contribution of $10,675, and Mr. Hope, matching contributions of $917; (ii) annual auto allowances; (iii) fees for participation in our executive health programs; (iv) the incremental additional cost of spouse travel and meals for business events to which spouses are invited (including a related "gross-up" for payment of taxes in the amount of $441 for Mr. Holm and $842 for Mr. Hoskins) for Mr. Holm ($1,466) and Mr. Hoskins ($1,867); (v) gifts (including a tax "gross-up" related to gifts in the amount of $3,385 for Mr. Holm, $169 for Mr. Hope, $3,439 for Mr. Hoskins, $5,665 for Mr. Hagerty, $877 for Mr. Hatcher, and $561 for Mr. McPherson) for Mr. Holm ($9,033), Mr. Hope ($430), Mr. Hoskins ($7,626), Mr. Hagerty ($12,905), Mr. Hatcher ($3,036), and Mr. McPherson ($1,425); and (vi) amounts with respect to the payment of life insurance premiums as follows: $859 for Mr. Holm, $535 for Mr. Hatcher, $684 for Mr. Hoskins, $662 for Mr. Hagerty, and $474 for Mr. McPherson and (vii) $250,000 paid to Mr. Hope pursuant to the terms of the Consulting Agreement.

FISCAL 2023 GRANTS OF PLAN-BASED AWARDS

The following table sets forth information concerning grants of plan-based awards to our NEOs during fiscal 2023.

NAME	GRANT DATE	AWARD TYPE	ESTIMATED FUTURE PAYOUTS UNDER NON-EQUITY INCENTIVE PLAN AWARDS[1]			ESTIMATED FUTURE PAYOUTS UNDER EQUITY INCENTIVE PLAN AWARDS[2]			ALL OTHER STOCK AWARDS: NUMBER OF SHARES OF STOCK OR UNITS[3] (#)	GRANT DATE FAIR VALUE OF STOCK AND OPTION AWARDS[4] ($)
			THRESHOLD ($)	TARGET ($)	MAXIMUM ($)	THRESHOLD (#)	TARGET (#)	MAXIMUM (#)		
GEORGE L. HOLM		2023 AIP	864,000	1,800,000	2,700,000					
	8/25/2022	Performance Shares				26,448	52,895	105,790		3,600,034
	8/25/2022	Restricted Stock							46,521	2,400,018
H. PATRICK HATCHER		2023 AIP	233,711	486,898	730,347					
	8/25/2022	Performance Shares				7,053	14,106	28,212		960,054
	8/25/2022	Restricted Stock							12,406	640,026
JAMES D. HOPE		2023 AIP	163,508	340,642	510,962					
	N/A	Performance Shares				—	—	—		—
	N/A	Restricted Stock							—	—
CRAIG H. HOSKINS		2023 AIP	300,000	625,000	937,500					
	8/25/2022	Performance Shares				12,122	24,244	48,488		1,650,047
	8/25/2022	Restricted Stock							21,322	1,100,002
PATRICK T. HAGERTY		2023 AIP	288,000	600,000	900,000					
	8/25/2022	Performance Shares				7,053	14,106	28,212		960,054
	8/25/2022	Restricted Stock							12,406	640,026
SCOTT E. MCPHERSON		2023 AIP	292,809	610,018	915,028					
	9/2/2022	Performance Shares				4,630	9,260	18,520		600,048
	9/2/2022	Restricted Stock							8,144	400,033

[1] Amounts represent awards payable under our AIP. See "Compensation Discussion and Analysis—Executive Compensation Program Elements—Cash Bonus Opportunities—Annual Cash Bonus Opportunity" above for a description of our AIP. Actual amounts paid under our fiscal 2023 AIP are set forth in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table.

[2] Reflects the number of shares that will vest for the applicable level of performance under the performance share portion of the fiscal 2023 grants made pursuant to the 2015 Omnibus Incentive Plan, the terms of which are summarized under "Compensation Discussion and Analysis—Long-Term Equity Incentive Awards—Fiscal 2023 Long-Term Equity Incentive Grants."

[3] Reflects the time-based restricted stock portion of the fiscal 2023 grants made pursuant to the 2015 Omnibus Incentive Plan, the terms of which are summarized under "Compensation Discussion and Analysis—Long-Term Equity Incentive Awards—Fiscal 2023 Long-Term Equity Incentive Grants."

[4] The grant date fair value of the performance shares that vest according to Relative TSR was computed in accordance with FASB ASC Topic 718 as of the grant date.

NARRATIVE TO SUMMARY COMPENSATION TABLE AND FISCAL 2023 GRANTS OF PLAN-BASED AWARDS

OUTSTANDING EQUITY AWARDS AT 2023 FISCAL YEAR-END

The following table sets forth information regarding outstanding equity awards made to our NEOs as of July 1, 2023.

NAME	GRANT DATE	OPTION AWARDS				STOCK AWARDS			
		NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) EXERCISABLE[1]	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) UNEXERCISABLE	OPTION EXERCISE PRICE ($)	OPTION EXPIRATION DATE	NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED (#)[2][7]	MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED ($)[3]	EQUITY INCENTIVE PLAN AWARDS: NUMBER OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED (#)	EQUITY INCENTIVE PLAN AWARDS: MARKET OR PAYOUT VALUE OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED ($)[3][4][5][6]
GEORGE L. HOLM	9/30/2015	318,921	—	19.00	9/30/2025				
	8/9/2016	194,131	—	26.57	8/9/2026				
	9/21/2017	120,679	—	28.80	9/21/2027				
	9/10/2018	105,070	—	32.50	9/10/2028				
	8/18/2020					32,843	1,978,462		
	8/18/2020							104,809	6,313,694
	8/17/2021					29,468	1,775,152		
	8/17/2021							96,402	5,807,256
	8/25/2022					46,521	2,802,425		
	8/25/2022							105,790	6,372,790
H. PATRICK HATCHER	8/18/2020					6,018	362,524		
	8/17/2021					2,432	146,504		
	8/25/2022					12,406	747,337		
	8/25/2022							28,212	1,699,491
JAMES D. HOPE	9/21/2017	6,524	—	28.80	8/31/2025				
	9/10/2018	12,609	—	32.50	8/31/2025				
	8/18/2020					14,110	849,986		
	8/18/2020							19,398	1,168,536
	8/17/2021					8,841	532,582		
	8/17/2021							20,898	1,258,896
CRAIG H. HOSKINS	8/18/2020					12,094	728,543		
	8/18/2020							15,519	934,865
	8/17/2021					7,662	461,559		
	8/17/2021							25,066	1,509,976
	1/1/2022					5,812	350,115		
	1/1/2022							19,852	1,195,884
	8/25/2022					21,322	1,284,437		
	8/25/2022							48,488	2,920,917

		OPTION AWARDS				STOCK AWARDS			
NAME	GRANT DATE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) EXERCISABLE[1]	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) UNEXERCISABLE	OPTION EXERCISE PRICE ($)	OPTION EXPIRATION DATE	NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED (#)[2][7]	MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED ($)[3]	EQUITY INCENTIVE PLAN AWARDS: NUMBER OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED (#)	EQUITY INCENTIVE PLAN AWARDS: MARKET OR PAYOUT VALUE OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED ($)[3][4][5][6]
PATRICK T. HAGERTY	9/30/2015	36,934	—	19.00	9/30/2025				
	8/9/2016	27,401	—	26.57	8/9/2026				
	9/21/2017	19,081	—	28.80	9/21/2027				
	9/10/2018	18,913	—	32.50	9/10/2028				
	8/18/2020					12,094	728,543		
	8/18/2020							15,519	934,865
	8/17/2021					7,662	461,559		
	8/17/2021							25,066	1,509,976
	1/1/2022					21,792	1,312,750		
	8/25/2022					12,406	747,337		
	8/25/2022							28,212	1,699,491
SCOTT E. MCPHERSON[7]	9/1/2021					12,459	750,530		
	9/13/2021					22,061	1,328,955		
	2/16/2022					2,912	175,419		
	2/16/2022							6,630	399,391
	9/2/2022					8,144	490,595		
	9/2/2022							18,520	1,115,645

[1] Represents fully-vested time-vesting and time and performance-vesting options. Options in this column granted on September 30, 2015, represent time and performance-vesting options granted pursuant to the 2007 Amended and Restated Management Option Plan (the "2007 Management Option Plan") and time-vesting options granted pursuant to the 2015 Omnibus Incentive Plan. Options in this column granted on August 9, 2016, September 21, 2017, and September 10, 2018 represent time-vesting options granted pursuant to the 2015 Omnibus Incentive Plan.

[2] Represents time-vesting restricted stock granted pursuant to the 2015 Omnibus Incentive Plan. Restricted stock in this column granted on August 17, 2021 and August 25, 2022 to Mr. Holm, Mr. Hope, Mr. Hoskins and Mr. Hagerty, granted on January 1, 2022 to Mr. Hoskins, and granted on February 16, 2022 and September 2, 2022 to Mr. McPherson vests in three equal annual installments on each of the first three anniversaries of the date of grant. The annual grant of restricted stock on August 18, 2020 in this column vests in three equal annual installments on each of the first three anniversaries of the date of grant and the one-time grants of restricted stock on August 18, 2020 in this column vest in total at the end of the three-year vesting period. Restricted stock in this column granted on January 1, 2022 to Mr. Hagerty vests in two equal installments on the second and third anniversary of the grant date. The employment agreement inducement awards granted to Mr. McPherson on September 13, 2021 vest in two equal installments on each of the first two anniversaries of the employment commencement date, which was September 1, 2021. The annual grant of restricted stock on August 25, 2022 for Mr. Hatcher vests in three equal annual installments on each of the first three anniversaries of the grant date and the one-time grant of restricted stock in connection with his promotion vest in total at the end of the three-year vesting period.

[3] Based on $60.24, the closing price of our common stock on June 30, 2023, the last trading day on the NYSE of fiscal 2023.

[4] The performance shares granted on August 18, 2020 vested based on the Company's achievement of the Relative TSR performance measure with respect to the period that began on June 28, 2020, and ended on July 1, 2023, as determined by the Compensation Committee on August 22, 2023. The achievement level with respect to Relative TSR was between target and maximum performance. Accordingly, the number of shares reported in the table reflect the actual amounts based on 186.30% of target performance for Relative TSR.

(5) The performance shares granted on August 17, 2021 and January 1, 2022, will vest, if at all, based on the Company's achievement of Relative TSR with respect to the period that began on July 4, 2021, and ends on June 29, 2024, as determined by the Compensation Committee following the end of fiscal 2024. As of July 1, 2023, the achievement level with respect to Relative TSR was between target and maximum performance. Accordingly, the number of shares reported in the table reflect amounts based on maximum performance for Relative TSR. The actual number of shares that will vest with respect to the performance shares is not yet determinable.

(6) The performance shares granted on August 25, 2022 and September 2, 2022, will vest, if at all, based on the Company's achievement of Relative TSR with respect to the period that began on July 3, 2022, and ends on June 28, 2025, as determined by the Compensation Committee following the end of fiscal 2025. As of July 1, 2023, the achievement level with respect to Relative TSR was between target and maximum performance. Accordingly, the number of shares reported in the table reflect amounts based on maximum performance for Relative TSR. The actual number of shares that will vest with respect to the performance shares is not yet determinable.

(7) Awards granted to Mr. McPherson on September 1, 2021 represent awards under Core-Mark's 2019 Long-Term Incentive Plan that were assumed by the Company in connection with the acquisition of Core-Mark and converted to Company restricted stock units based on the ratio prescribed in the merger agreement.

FISCAL 2023 OPTION EXERCISES AND STOCK VESTED

The following table provides information with respect to our NEOs regarding options exercised and stock vested during fiscal 2023.

| | OPTION AWARDS | | STOCK AWARDS | |
NAME	NUMBER OF SHARES ACQUIRED ON EXERCISE (#)	VALUE REALIZED ON EXERCISE ($)[1]	NUMBER OF SHARES ACQUIRED ON VESTING (#)[2]	VALUE REALIZED ON VESTING ($)[3]
GEORGE L. HOLM	—	—	80,707	4,153,478
H. PATRICK HATCHER	2,139	79,742	4,356	224,628
JAMES D. HOPE	—	—	23,058	1,187,678
CRAIG H. HOSKINS	60,402	1,759,943	20,211	1,061,298
PATRICK T. HAGERTY	—	—	17,810	917,853
SCOTT E. MCPHERSON	—	—	50,172	2,729,731

(1) We report the value realized on exercise as the difference between the fair market value of the shares acquired on exercise and the exercise price of the stock option.

(2) Represents the vesting of one fourth of the shares of time-based restricted stock granted on September 10, 2018, one third of the shares of time-based restricted stock granted on September 16, 2019, August 18, 2020, August 17, 2021, January 1, 2022 and February 16, 2022, one third of the shares of time-based restricted stock units granted on September 1, 2021 and one half of the shares of time-based restricted stock granted on September 13, 2021. Additionally, the performance shares granted on September 16, 2019, vested based on the Company's achievement of each performance metric (return on invested capital ("ROIC") and Relative TSR) with respect to the period that began on June 30, 2019, and ended on July 2, 2022, as determined by the Compensation Committee on August 19, 2022. The achievement level with respect to ROIC was below threshold, and the achievement level with respect to Relative TSR was between threshold and target performance. Accordingly, the number of shares reported in the table reflect the actual amounts based on 0% of target performance for ROIC and 70.17% of target performance for Relative TSR.

(3) Represents the value realized on each grants' respective vesting date.

FISCAL 2023 PENSION BENEFITS

We have no pension benefits for our executive officers, including our NEOs.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

We have agreed to provide payments or other benefits to our NEOs under certain scenarios related to a termination of employment pursuant to the terms of the Severance Plan and pursuant to the agreements under which equity awards have been granted. This section describes those payments and benefits and events that trigger them.

SEVERANCE ARRANGEMENTS AND RESTRICTIVE COVENANTS

Severance Arrangements with George L. Holm, H. Patrick Hatcher, Craig H. Hoskins, Patrick T. Hagerty, and Scott E. McPherson.
Each of Messrs. Holm, Hatcher, Hoskins, Hagerty, and McPherson has entered into the Participation Agreement and are, therefore, participants in the Severance Plan. The Severance Plan provides that if a participant's employment is terminated by the Company or an affiliate without "Cause" or by the participant for "Good Reason" (each term as defined in the Severance Plan), the participant will be entitled to certain severance payments based on the participant's "tier" level, as set forth below:

- Mr. Holm is entitled to receive cash severance equal to 2.0 times his salary if his employment is terminated without Cause or if he resigns with Good Reason (the "Tier 1 Non-CIC Termination Benefits"), in addition to any (i) annual bonus that has been earned but remains unpaid, and (ii) expenses that are reimbursable under the expense reimbursement policies of the Company (collectively, the "Standard Termination Benefits"). If Mr. Holm's employment is terminated without Cause or he resigns with Good Reason within 90 days before or 24 months after a Change in Control (as defined in the Severance Plan), then, in addition to the Standard Termination Benefits and the Tier 1 Non-CIC Termination Benefits, Mr. Holm will receive an additional amount of cash severance benefit equal to 2.0 times his target bonus.

- Each of Messrs. Hatcher, Hoskins, Hagerty and McPherson (each, a "Tier 2 Participant") is entitled to receive cash severance equal to 1.5 times his salary if the Tier 2 Participant's employment is terminated without Cause or the Tier 2 Participant resigns with Good Reason (the "Tier 2 Non-CIC Termination Benefits"), in addition to the Standard Termination Benefits. If the Tier 2 Participant's employment is terminated without Cause or if the Tier 2 Participant resigns with Good Reason within 90 days before or 24 months after a Change in Control, then, in addition to the Standard Termination Benefits and the Tier 2 Non-CIC Termination Benefits, the Tier 2 Participant will receive an additional amount of cash severance benefit equal to the sum of 0.5 times the Tier 2 Participant's salary plus 2.0 times the Tier 2 Participant's target bonus.

A participant who is entitled to receive cash severance benefits under the Severance Plan will also be entitled to receive monthly COBRA supplements equal to the monthly payment that former employees of the Company are required to pay for COBRA coverage for the same type and level of coverage that was in effect for the participant and his or her qualified beneficiaries on the date the participant's employment with the Company and its affiliates ended minus monthly payment that the participant paid for such coverage immediately before such employment ended.

In addition to the execution of the Participation Agreement, the provision of payments and benefits described above is conditioned upon (i) a participant's execution of a release of claims following the termination of the participant's employment with the Company and its affiliates, and (ii) a participant's agreement not to compete with the Company or solicit its employees or customers for one year following termination of employment, and not to use or disclose the Company's confidential information. Any breach by a participant of the terms of the participant's non-compete, non-solicit and confidentiality provisions will constitute a material breach of the Severance Plan, resulting in the waiver or forfeiture of all rights to future payments and benefits under the Severance Plan and may require the participant to repay to us amounts previously paid to the participant under the Severance Plan.

As of December 31, 2022, Mr. Hope was not eligible to participle in the Severance Plan under the terms of the Consulting Agreement.

TREATMENT OF EQUITY AWARDS IN CONNECTION WITH A CHANGE IN CONTROL OR QUALIFYING TERMINATION

In addition to the payments and benefits described above, the agreements pursuant to which equity awards have been granted to the NEOs contain provisions for accelerated vesting. More specifically, immediately prior to a "change in control," any outstanding and unvested stock options and time-based restricted stock will become fully vested to the extent the acquiring or successor entity does not assume, continue, or substitute for the stock options and time-based restricted stock. If the recipient's employment is terminated by us without cause or the recipient resigns with good reason within 18 months following a "change in control," any outstanding and unvested stock options and time-based restricted stock will become fully vested (to the extent the acquiring or successor entity assumes, continues, or substitutes for the stock options and time-based restricted stock). On a "change in control," any outstanding and unvested performance shares will be converted to time-based restricted stock that will vest on the third anniversary of the date of grant ("Converted Awards"). Such conversion will be based on the target award opportunity if the "change in control" occurs prior to the 18-month anniversary of the start of the performance period or after the 18-month anniversary of the start of the performance period if the actual performance is not measurable on the date of the "change in control"; otherwise, the conversion will be based on the actual performance at the time of the "change in control."

Vesting of the Converted Awards will be accelerated if the acquiring or successor entity does not assume, continue or substitute for the Converted Awards or if the recipient's employment is terminated by us without cause or the recipient resigns with good reason within 18 months following a "change in control" (to the extent the acquiring or successor entity assumes, continues or substitutes for the stock options and restricted stock).

Any outstanding and unvested time-based restricted stock granted in or after fiscal 2020 will become fully vested in the event of the recipient's termination of employment due to death. If a recipient's termination is a result of a qualifying retirement on or after the first anniversary of the grant date or a recipient terminates as a result of his or her disability, time-based restricted stock granted in or after fiscal 2020 will continue to vest in accordance with the vesting schedule. Any outstanding and unvested performance shares granted in or after fiscal 2020 will become fully vested at target performance upon the recipient's termination of employment due to death. If the recipient's termination is as a result of his or her disability, any outstanding and unvested performance shares granted in or after fiscal 2020 will pay out based on actual performance at the end of the performance period. Any outstanding and unvested performance shares granted in or after fiscal 2020 will pay out pro-rata based on actual performance at the end of the performance period in the event of the recipient's termination of employment due to a qualifying retirement. Upon any other termination of employment, all unvested time-based restricted stock and performance shares granted in or after fiscal 2020 will be forfeited.

A qualifying retirement is the voluntary resignation of an employee on or after (i) attaining age 65 or (ii) the date that the sum of (x) the employee's age and (y) the number of the employee's years of service with the Company is at least 72, provided the employee has reached a minimum age of 55.

Mr. McPherson holds certain awards under Core-Mark's 2019 Long-Term Incentive Plan that were assumed by the Company in connection with the acquisition of Core-Mark. Time-based restricted stock units held by Core-Mark employees were converted to Company restricted stock units based on the ratio prescribed in the merger agreement. The Company restricted stock units granted as a result of the conversion are subject to the same terms and conditions, such as vesting schedule and termination related vesting provisions, as the Core-Mark awards were subject to prior to their conversion. Upon termination of service due to death or disability on or after the first anniversary of the date of grant, the unvested portion of such Company restricted stock units will become fully vested and non-forfeitable on the date of such termination. Upon any other termination of employment, all unvested Company restricted stock units will be forfeited.

The following table shows the value to our NEOs of benefits provided (i) assuming termination outside a change in control period as of June 30, 2023, the last business day of fiscal 2023 (or, if inside a change in control period, where the change in control is not consummated) ("Eligible Termination"), (ii) assuming termination inside a change in control period as of June 30, 2023, the last business day of fiscal 2023 ("Change in Control"), (iii) upon a qualifying retirement as of June 30, 2023, the last business day of fiscal 2023 ("Retirement"), (iv) upon death as of June 30, 2023, the last business day of fiscal 2023 ("Death") and (v) upon disability as of June 30, 2023, the last business day of fiscal 2023 ("Disability").

The amounts shown in the table do not include payments and benefits to the extent they are provided generally to all salaried employees upon termination of employment and do not discriminate in scope, terms, or operation in favor of the NEOs. These include accrued but unpaid salary and distributions of vested plan balances under our 401(k) savings plan.

	CASH SEVERANCE PAYMENT ($)[1]	CONTINUATION OF GROUP HEALTH PLANS ($)	VALUE OF EQUITY ACCELERATION UNDER 2015 OMNIBUS INCENTIVE PLAN ($)[2]	TOTAL ($)
GEORGE L. HOLM				
Eligible Termination	4,660,401	15,497	—	4,675,898
Change in Control	8,260,401	15,497	21,185,685	29,461,583
Retirement	—	—	10,559,548	10,559,548
Death	—	—	16,035,045	16,035,045
Disability	—	—	16,616,782	16,616,782
H. PATRICK HATCHER				
Eligible Termination	1,450,443	15,497	—	1,465,940
Change in Control	2,825,443	15,497	2,106,111	4,947,050
Retirement	—	—	410,429	410,429
Death	—	—	2,106,111	2,106,111
Disability	—	—	1,506,542	1,506,542
CRAIG HOSKINS				
Eligible Termination	1,722,361	15,497	—	1,737,858
Change in Control	3,284,861	15,497	7,610,059	10,910,416
Retirement	—	—	2,997,687	2,997,687
Death	—	—	6,139,842	6,139,842
Disability	—	—	5,811,293	5,811,293
PATRICK T. HAGERTY				
Eligible Termination	1,653,467	15,497	—	1,668,964
Change in Control	3,153,467	15,497	6,368,573	9,537,537
Retirement	—	—	1,999,463	1,999,463
Death	—	—	5,356,722	5,356,722
Disability	—	—	3,867,589	3,867,589
SCOTT MCPHERSON				
Eligible Termination	1,681,075	10,106	—	1,691,181
Change in Control	3,206,120	10,106	1,576,601	4,792,827
Retirement	—	—	504,288	504,288
Death	—	—	2,174,062	2,174,062
Disability	—	—	1,913,825	1,913,825

[1] For an Eligible Termination, cash severance payment represents (i) 2.0 times base salary as of the date of termination in the case of Mr. Holm and 1.5 times base salary as of the date of termination in the case of Messrs. Hatcher, Hoskins, Hagerty and McPherson and (ii) any annual bonus that has been earned but remains unpaid.

For a Change in Control, cash severance payment represents (i) 2.0 times base salary as of the date of termination in the case of each of Messrs. Holm, Hatcher, Hoskins, Hagerty and McPherson, (ii) 2.0 times target bonus for each of Messrs. Holm, Hatcher, Hoskins, Hagerty and McPherson, and (iii) any annual bonus that has been earned but remains unpaid.

[2] Amounts reported under "Retirement", "Death" and "Disability" reflect the value of the acceleration of the grants under the 2015 Omnibus Incentive Plan upon a termination due to a qualifying retirement, death, or disability. See "Treatment of Equity Awards in Connection with a Change in Control or Qualifying Termination." Amounts reported under "Change in Control" reflect the value of the acceleration of grants under the 2015 Omnibus Incentive Plan upon a qualifying termination following a "change in control". The performance shares granted on August 18, 2020 reflect accelerated vesting for the Relative TSR awards at 186.30% of target performance. The performance shares granted on August 17, 2021, January 1, 2022, February 16, 2022, August 25, 2022 and September 2, 2022 reflect accelerated vesting for the Relative TSR awards above target for Retirement (on a pro-rata basis) and Disability and at target performance for Change in Control and Death. However, performance shares granted on August 17, 2021, January 1, 2022, February 2, 2022, August 25, 2022 and September 2, 2022 would pay out based on actual performance at the end of their respective performance periods.

PFG Performance Food Group

As discussed above, Mr. Hope retired as the Company's Executive Vice President and Chief Financial Officer effective December 31, 2022. For information on his consulting arrangement with the Company, see "Compensation Discussion and Analysis –– Summary of Consulting Agreement of Mr. Hope" above.

CEO PAY RATIO DISCLOSURE

For fiscal 2023, the annual total compensation of our CEO was $9,512,305 and the annual total compensation of our median employee, other than our CEO, was $75,257. As a result, we estimate the ratio of the annual total compensation of our CEO to the annual total compensation of our median employee for fiscal 2023 was 126 to 1.

To identify the median employee, we used the following methodology:

- We determined that, as of July 1, 2023, our employee population (including employees of our consolidated subsidiaries) totaled approximately 36,172 full-time, part-time and temporary employees in the U.S. and Canada. As permitted under SEC rules, we excluded from our employee population 88 associates who became employees of the Company during fiscal 2023 due to acquisitions completed during the fiscal year.
- To identify the median employee from our employee population, we first determined the amount of each employee's annual total compensation for fiscal 2023. For this purpose, annual total compensation refers to the sum of an employee's annual salary and wages and fiscal 2023 bonus paid under the AIP. In making this determination, we annualized the compensation of any full-time employees who were hired in fiscal year 2023 but did not work for us for the entire fiscal year.
- We then identified our median employee from our employee population by arraying and sorting our employee population from highest to lowest annual total compensation and then choosing the employee whose annual total compensation ranked in middle of the population.
- After identifying our median employee, we calculated the annual total compensation for the median employee and for the CEO in the following manner:

  The median employee's annual total compensation was calculated based on the same methodology used to determine our NEOs' annual total compensation as reported in the Summary Compensation Table included on page 65 of this Proxy Statement plus the value of the median employee's fiscal 2023 health and welfare benefits (i.e., $10,439).

  The annual total compensation of the CEO was based on the amount reported for the CEO in the "Total" column of our Summary Compensation Table included on page 65 of this Proxy Statement plus the value of the CEO's fiscal 2023 health and welfare benefits (i.e., $24,762).

In calculating pay ratios, the SEC allows companies to adopt a variety of methodologies, apply certain exclusions, and make reasonable estimates and assumptions reflecting their unique employee populations. Therefore, our reported pay ratio may not be comparable to that reported by other companies due to differences in industries and geographical dispersion, as well as the different estimates, assumptions, and methodologies applied by other companies in calculating their pay ratios.

PAY VERSUS PERFORMANCE

The following table provides information regarding "compensation actually paid" to the Company's CEO and other NEOs along with the cumulative TSR of the Company and the S&P 400 Food, Beverage & Tobacco Index, the Company's net income, and the Company's Adjusted EBITDA which is considered the most important financial measure used by the Company to link compensation actually paid to the Company's NEOs to Company performance. Compensation actually paid, as determined under SEC requirements, does not reflect the actual amount of compensation earned by or paid to our executive officers during a covered year. For further information concerning the Company's pay-for-performance philosophy and how the Company aligns executive compensation with the Company's performance, refer to the Compensation Discussion and Analysis.

YEAR	SUMMARY COMPENSATION TABLE TOTAL FOR CEO[1]	COMPENSATION ACTUALLY PAID TO CEO[1][5]	AVERAGE SUMMARY COMPENSATION TABLE TOTAL FOR OTHER NEOs[2]	AVERAGE COMPENSATION ACTUALLY PAID TO OTHER NEOs[2][5]	VALUE OF INITIAL FIXED $100 INVESTMENT BASED ON: COMPANY TOTAL SHAREHOLDER RETURN[3]	PEER GROUP TOTAL SHAREHOLDER RETURN[3]	NET INCOME	ADJUSTED EBITDA[5]
Fiscal 2023	$9,487,543	$16,029,890	$2,676,478	$3,979,424	$216.07	$141.90	$397.2	$1,363.4
Fiscal 2022	$8,660,511	$ 8,228,369	$3,245,862	$3,196,126	$169.80	$127.29	$112.5	$1,019.8
Fiscal 2021	$8,228,550	$14,307,114	$2,564,703	$3,763,424	$172.13	$149.38	$ 40.7	$ 625.3

[1] The amounts in these columns reflect the Summary Compensation Table and Compensation Actually Paid totals, respectively, for Mr. Holm for fiscal years 2021–2023. Mr. Holm was our principal executive officer for fiscal 2021-2023. See footnote 5 below for additional information on the calculation of "compensation actually paid."

[2] The amounts in these columns reflect the average Summary Compensation Table and average Compensation Actual Paid totals, respectively, for our non-CEO NEOs. For fiscal 2023, our non-CEO NEOs were Messrs. Hatcher, Hope, Hagerty, Hoskins and McPherson. For fiscal 2021 and 2022, our non-CEO NEOs were Messrs. Hope, Hagerty, Hoskins and King. See footnote 5 below for additional information on the calculation of "compensation actually paid."

[3] The calculation of TSR is based on the value of an initial fixed investment of $100 from the beginning of fiscal 2021 through the end of fiscal 2023 in the table, assuming reinvestment of dividends. The peer group TSR is represented by the S&P Midcap 400 Food, Beverage & Tobacco Industry Group Index.

[4] Adjusted EBITDA is a non-GAAP financial measure. Please see Appendix A at the end of this Proxy Statement for the definitions of non-GAAP financial measures and reconciliations of such non-GAAP financial measures to their respective most comparable financial measures calculated in accordance with GAAP.

[5] SEC rules require certain adjustments be made to the Summary Compensation Table amounts to calculate the "compensation actually paid" amounts. The following table details these adjustments:

YEAR	EXECUTIVES	SUMMARY COMPENSATION TABLE TOTAL	DEDUCT STOCK AWARDS[a]	ADD EQUITY AWARD ADJUSTMENT[b]	COMPENSATION ACTUALLY PAID
Fiscal 2023	CEO	$ 9,487,543	$6,000,052	$12,542,399	$16,029,890
	Other NEOs	$ 2,676,478	$1,390,058	$ 2,693,004	$ 3,979,424
Fiscal 2022	CEO	$ 8,660,511	$5,000,035	$ 4,567,893	$ 8,228,369
	Other NEOs	$ 3,245,862	$1,800,088	$ 1,750,352	$ 3,196,126
Fiscal 2021	CEO	$ 8,228,550	$5,350,123	$11,428,687	$14,307,114
	Other NEOs	$ 2,564,703	$1,237,613	$ 2,436,334	$ 3,763,424

[a] Represents the amounts reported in the Stock Awards column in the Summary Compensation Table.

[b] SEC rules require certain adjustments be made to equity awards totals to determine "compensation actually paid."

[i] add the year-end fair value of any equity awards granted in the applicable year that are outstanding and unvested as of the end of the year;

[ii] add the amount of change in fair value as of the end of the applicable year (from the end of the prior fiscal year) of any awards granted in prior years that are outstanding and unvested as of the end of the applicable year;

[iii] add, for awards that are granted and vest in the same applicable year, the fair value as of the vesting date;

[iv] add, for awards granted in prior years that vest in the applicable year, the amount equal to the change in fair value as of the vesting date (from the end of the prior fiscal year);

(v)   subtract, for awards granted in prior years that fail to meet the applicable vesting conditions during the applicable year, the amount equal to the fair value at the end of the prior fiscal year; and

(vi) add the dollar value of any dividends or other earnings paid on equity awards in the applicable year prior to the vesting date that are not otherwise reflected in the fair value of such award or included in any other component of total compensation for the applicable year. This adjustment is not applicable to PFG as no dividends are paid on equity.

The following table details these adjustments.

		UNVESTED AWARDS		VESTED AWARDS			
YEAR	EXECUTIVES	YEAR END FAIR VALUE OF EQUITY AWARDS GRANTED DURING YEAR AND OUTSTANDING AND UNVESTED AT YEAR END ($)	YEAR OVER YEAR CHANGE IN FAIR VALUE OF OUTSTANDING AND UNVESTED EQUITY AWARDS AT YEAR END ($)	FAIR VALUE AS OF VESTING DATE OF EQUITY AWARDS GRANTED AND VESTED DURING YEAR ($)	CHANGE AS OF VESTING DATE FROM PRIOR YEAR END OF PRIOR AWARDS THAT VESTED DURING YEAR ($)	DEDUCT FORFEITED AWARDS (FAIR VALUE AT END OF PRIOR YEAR) ($)	EQUITY AWARD ADJUSTMENT ($)
Fiscal 2023	CEO	7,211,752	4,890,740	-	746,381	(306,474)	12,542,399
	Other NEOs	1,682,870	920,813	-	177,154	(87,833)	2,693,004
Fiscal 2022	CEO	5,225,446	(258,337)	-	(177,714)	(221,502)	4,567,893
	Other NEOs	1,881,048	(53,935)	-	(39,573)	(37,188)	1,750,352
Fiscal 2021	CEO	7,720,265	2,682,515	-	1,102,538	(76,631)	11,428,687
	Other NEOs	1,786,194	477,960	-	184,548	(12,368)	2,436,334

RELATIONSHIP BETWEEN PAY AND FINANCIAL PERFORMANCE

The following charts provide a graphic representation of the relationship between compensation actually paid to the company's CEO and other NEOs (as calculated above) and the performance measures included in the Pay versus Performance Table (Total Shareholder Return, Peer Group Total Shareholder Return, Net Income, and Adjusted EBITDA).

COMPENSATION ACTUALLY PAID V. TOTAL SHAREHOLDER RETURN



COMPENSATION ACTUALLY PAID V. NET INCOME



COMPENSATION ACTUALLY PAID V. ADJUSTED EBITDA



FINANCIAL PERFORMANCE MEASURES

The three items listed below represented the most important financial performance measures used by the Compensation Committee to link the "compensation actually paid" to our CEO and other NEOs in fiscal 2023 to Company performance, as further described in the "Cash Bonus Opportunities" and "Long-Term Equity Incentive Awards" sections of our Compensation Discussion and Analysis.

Adjusted EBITDA

Net Sales

Relative TSR



EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth information as of July 1, 2023, regarding the Company's equity compensation plans.

	NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS[1]	WEIGHTED-AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS[2]	NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS[3]
Equity compensation plan approved by stockholders			
2007 Management Option Plan	588,155	$ 19.13	—
2015 Omnibus Incentive Plan	752,286	$ 27.62	3,916,455
Core-Mark 2019 Long-Term Incentive Plan	73,582	—	—

[1] Relates to options outstanding under our 2007 Management Option Plan, 662,557 options, 16,362 restricted stock units, and 73,367 deferred stock units outstanding under our 2015 Omnibus Incentive Plan, and 73,582 restricted stock units outstanding under the Core-Mark 2019 Long-Term Incentive Plan.

[2] The weighted-average exercise prices for the 2015 Omnibus Incentive Plan and Core-Mark 2019 Long-Term Incentive Plan exclude the impact of outstanding restricted stock units as they have no exercise price.

[3] Relates to additional shares reserved for future awards under our 2015 Omnibus Incentive Plan. No further awards will be granted under the 2007 Management Option Plan or the Core-Mark 2019 Long-Term Incentive Plan.



OWNERSHIP OF SECURITIES

BENEFICIAL OWNERSHIP

The following table sets forth information regarding the beneficial ownership of shares of our common stock as of October 2, 2023 by (1) each person known to us to beneficially own more than 5% of our outstanding common stock, (2) each of our directors and named executive officers, and (3) all of our directors and executive officers as a group. The amounts and percentages of shares beneficially owned are reported on the basis of SEC regulations governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed to be a "beneficial owner" of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person's ownership percentage, but not for purposes of computing any other person's percentage. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.

Unless otherwise noted, the address for each beneficial owner listed below is c/o Performance Food Group Company, 12500 West Creek Parkway, Richmond, VA 23238.

NAME	AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP	PERCENT OF COMMON STOCK OUTSTANDING
Principal Stockholder:		
Capital World Investors[1] 333 South Hope Street, 55th Floor Los Angeles, CA 90071	16,390,306	10.5%
The Vanguard Group[2] 100 Vanguard Blvd. Malvern, PA 19355	15,639,322	10.0%
BlackRock Inc[3] 55 East 52nd Street New York, NY 10055	13,564,750	8.7%
FMR LLC[4] 245 Summer Street Boston, MA 02210	13,302,689	8.5%
Wellington Management Group LLP[5] 280 Congress Street Boston, MA 02210	9,855,992	6.3%

PFG Performance Food Group

NAME	AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP	PERCENT OF COMMON STOCK OUTSTANDING
Directors and Named Executive Officers:		
GEORGE L. HOLM(6)(7)	2,976,384	1.9%
H. PATRICK HATCHER	59,855	*
JAMES D. HOPE(7)	143,218	*
PATRICK T. HAGERTY(7)	298,817	*
CRAIG H. HOSKINS(7)	251,186	*
SCOTT E. MCPHERSON(7)	175,232	*
BARBARA J. BECK(7)	12,780	*
WILLIAM F. DAWSON, JR.(7)	16,629	*
MANUEL A. FERNANDEZ(7)	27,792	*
LAURA FLANAGAN(7)	14,539	*
MATTHEW C. FLANIGAN(7)	29,780	*
KIMBERLY S. GRANT(7)	11,416	*
JEFFREY M. OVERLY(7)	16,629	*
DAVID V. SINGER(7)	10,372	*
RANDALL N. SPRATT(7)	24,129	*
WARREN M. THOMPSON(7)	9,632	*
Directors and executive officers as a group (18 persons)(8)	4,068,856	2.6%

* Less than 1%

(1) Based on a Schedule 13G/A filed with the SEC on March 10, 2023, reflects 16,390,306 shares of our common stock held by Capital World Investors ("CWI"), a division of Capital Research and Management Company ("CRMC"), as well as its investment management subsidiaries and affiliates Capital Bank and Trust Company, Capital International, Inc., Capital International Limited, Capital International Sarl, Capital International K.K., Capital Group Private Client Services, Inc., and Capital Group Investment Management Private Limited (together with CRMC, the "investment management entities"). CWI's divisions of each of the investment management entities collectively provide investment management services under the name "Capital World Investors."

(2) Based on a Schedule 13G/A filed with the SEC on February 10, 2023, reflects 15,639,322 shares of our common stock held by The Vanguard Group Inc.

(3) Based on a Schedule 13G/A filed with the SEC on January 25, 2023, reflects 13,564,750 shares of our common stock held by BlackRock Inc.

(4) Based on a Schedule 13G/A filed with the SEC on February 9, 2023, reflects 13,302,689 shares of our common stock held by FMR LLC.

(5) Based on a Schedule 13G/A filed with the SEC on February 6, 2023, reflects 9,855,992 shares of our common stock held by Wellington Management Group LLP, as parent holding company of certain holding companies and the Wellington Investment Advisers. Wellington Investment Advisors Holding LLP controls directly, or indirectly through Wellington Management Global Holdings, Ltd., the Wellington Investment Advisers. Wellington Investment Advisors Holdings LLP is owned by Wellington Group Holdings LLP. Wellington Group Holdings LLP is owned by Wellington Management Group LLP.

(6) Includes an aggregate of 595,056 shares held by trusts of which Mr. Holm's children are the beneficiaries and for which Mr. Holm's wife acts as trustee. Mr. Holm may be deemed to beneficially own such shares.

(7) The number of shares beneficially owned includes shares of common stock issuable upon exercise of options that are currently exercisable or upon vesting of restricted stock units and deferred stock units within 60 days after October 2, 2023, as follows: Mr. Holm (738,801), Mr. Hope (2,509), Mr. Hagerty (102,329), Ms. Beck (2,727), Mr. Dawson (2,727), Mr. Fernandez (4,431), Ms. Flanagan (2,727), Mr. Flanigan (2,727), Ms. Grant (2,727), Mr. Overly (2,727), Mr. Singer (2,727), Mr. Spratt (2,727) and Mr. Thompson (2,727). The number of shares beneficially owned also includes shares of restricted stock as follows: Mr. Holm (247,706), Mr. Hope (14,870), Mr. Hatcher (48,194), Mr. Hagerty (83,843), Mr. Hoskins (110,623) and Mr. McPherson (38,399). The number of shares beneficially owned by certain directors includes vested deferred stock units as follows: Ms. Beck (10,053), Mr. Dawson (10,159), Mr. Fernandez (23,361), Ms. Grant (3,280) and Mr. Overly (13,902).

(8) Includes 892,363 shares of common stock issuable upon exercise of options that are currently exercisable, 60,755 vested deferred stock units granted to certain directors, 28,974 restricted stock units and deferred stock units granted to directors that will vest within 60 days after October 2, 2023 and 651,390 shares of restricted stock.



INSTRUCTIONS FOR THE VIRTUAL ANNUAL MEETING

The Annual Meeting will be a completely virtual meeting and there will be no physical meeting location. The Annual Meeting will be conducted via live webcast. Stockholders will have the same rights and opportunities to participate in our virtual Annual Meeting as they would at an in-person meeting.

You are entitled to participate in the virtual Annual Meeting if you were a stockholder of record as of the close of business on October 2, 2023 or if you hold a valid proxy for the Annual Meeting. If you are not a stockholder or do not have a control number, you may still access the meeting as a guest, but you will not be able to submit questions or vote during the meeting.

To attend the virtual Annual Meeting, visit www.virtualshareholdermeeting.com/PFGC2023 and enter the 16-digit control number included on your proxy card, Notice of Internet Availability of Proxy Materials or voting instruction form. The virtual Annual Meeting will start at 10:30 a.m., Eastern Time, on Thursday, November 30, 2023. We encourage you to access the meeting prior to the start time to familiarize yourself with the virtual platform and ensure you can hear the streaming audio. Online access will be available starting at 10:15 a.m., Eastern Time, on November 30, 2023.

The virtual meeting platform is fully supported across browsers (Internet Explorer, Firefox, Chrome, and Safari) and devices (desktops, laptops, tablets, and mobile phones) running the most updated version of applicable software and plugins. Participants should ensure that they have a strong WiFi connection from wherever they intend to participate in the virtual Annual Meeting.

While we strongly encourage you to vote your shares prior to the meeting, stockholders may also vote during the meeting. Once logged in, you will be able to vote your shares by clicking the "Vote Here!" button.

Stockholders may submit written questions once logged into the virtual platform. Questions pertinent to meeting matters will be answered during the question and answer portion of meeting, subject to a time limit prescribed by the Rules of Conduct that will be posted to the virtual meeting platform on the day of the Annual Meeting. The Rules of Conduct will also provide additional information about the relevancy requirements of questions to meeting matters.

If you are unable to attend the meeting, you may appoint a designee to attend in your place. Please contact Investor Relations at 804-287-8108 to learn how to properly appoint a designee.

If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, you should call the technical support number that will be posted on the virtual stockholder meeting login page at www.virtualshareholdermeeting.com/PFGC2023.

A webcast replay will be posted to our Investor Relations website at http://investors.pfgc.com following the Annual Meeting.

PFG Performance Food Group



GENERAL INFORMATION

QUESTIONS AND ANSWERS ABOUT VOTING AND THE ANNUAL MEETING

WHY AM I BEING PROVIDED WITH THESE MATERIALS?

The Board of Directors has delivered these proxy materials to you in connection with its solicitation of proxies to be voted at the Annual Meeting, and at any postponements or adjournments of the Annual Meeting. You are invited to attend the Annual Meeting and vote your shares in person using the virtual Annual Meeting platform described under "Instructions for the Virtual Annual Meeting."

WHAT AM I VOTING ON?

There are three proposals scheduled to be voted on at the Annual Meeting:

• Proposal No. 1: Election of the 11 director nominees listed in this Proxy Statement.

• Proposal No. 2: Ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for fiscal 2024.

• Proposal No. 3: Approval, in a non-binding advisory vote, of the compensation paid to our named executive officers.

WHO IS ENTITLED TO VOTE?

Stockholders as of the close of business on October 2, 2023 (the "Record Date") may vote at the Annual Meeting. As of that date, there were 156,180,613 shares of common stock outstanding. You have one vote for each share of common stock held by you as of the Record Date, including shares:

• Held directly in your name as "stockholder of record" (also referred to as the "registered stockholder");

• Held for you in an account with a broker, bank or other nominee (also referred to as shares held in "street name")—Street name holders generally cannot vote their shares directly and instead must instruct the brokerage firm, bank or other nominee how to vote their shares; and

• Held for you by us as restricted shares under our 2015 Omnibus Incentive Plan.

WHAT CONSTITUTES A QUORUM?

The holders of record of a majority of the voting power of the issued and outstanding shares of capital stock entitled to vote at the Annual Meeting must be present online on the virtual meeting platform or represented by proxy to constitute a quorum for the Annual Meeting. Abstentions and broker shares that include "broker non-votes" are counted as present for purposes of determining a quorum.

WHAT IS A "BROKER NON-VOTE"?

A broker non-vote occurs when shares held through a broker are not voted with respect to a proposal because (1) the broker has not received voting instructions from the stockholder who beneficially owns the shares and (2) the broker lacks the authority to vote the shares at its discretion. Under current NYSE interpretations that govern broker non-votes, Proposal Nos. 1 (Election of Directors) and 3 (Non-Binding Vote to Approve Executive Compensation) are considered non-routine matters, and a broker will lack the authority to vote uninstructed shares at their discretion on such proposals. Proposal No. 2 (Ratification of Independent Registered Public Accounting Firm) is considered a routine matter, and a broker will be permitted to exercise its discretion to vote uninstructed shares on this proposal.

HOW MANY VOTES ARE REQUIRED TO APPROVE EACH PROPOSAL?

		OUR BOARD RECOMMENDS THAT YOU VOTE YOUR SHARES:
PROPOSAL NO. 1 Election of Directors	Under our Bylaws, directors are elected by a majority of the votes cast, which means that the number of votes "FOR" a nominee must exceed the number of votes "AGAINST" that nominee. Any director who receives a greater number of votes "AGAINST" his or her election than votes "FOR" such election is required to tender his or her resignation to our Board in accordance with our Board policy. The Nominating and Corporate Governance Committee will consider the offer and recommend to the Board whether to accept the offer. The full Board will consider all factors it deems relevant to our best interests, make a determination and publicly disclose its decision and rationale within 90 days after confirmation of the election results. Abstentions and broker non-votes will not be counted as votes cast for purposes of Proposal No. 1; therefore, they will have no effect on this proposal.	**"FOR"** each of the director nominees set forth in this Proxy Statement.
PROPOSAL NO. 2 Ratification of the Independent Registered Public Accounting Firm	The selection of the independent registered public accounting firm will be ratified by the affirmative vote of the holders of a majority of the voting power of the shares of common stock present in person or represented by proxy entitled to vote. For purposes of Proposal No. 2, abstentions will have the effect of a vote "against" the proposal. Stockholder ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm is not required by our Bylaws or otherwise. However, the Board is submitting the selection of Deloitte & Touche LLP to the stockholders for ratification as a matter of good corporate governance and because we value our stockholders' views on the Company's independent registered public accounting firm. If our stockholders fail to ratify the selection, it will be considered as notice to the Board and the Audit and Finance Committee to consider the selection of a different firm. Even if the selection is ratified, the Audit and Finance Committee, in its discretion, may select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and our stockholders.	**"FOR"** the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for fiscal 2024.
PROPOSAL NO. 3 Non-Binding Vote to Approve Executive Compensation	The advisory, non-binding vote regarding the compensation of our named executive officers will be approved by the affirmative vote of the holders of a majority of the voting power of the shares of common stock present in person or represented by proxy and entitled to vote. For purposes of Proposal No. 3, abstentions will have the effect of a vote "against" the proposal; whereas, broker non-votes will not be counted as votes cast for purposes of Proposal No. 3 and, therefore, will have no effect on this proposal. The proposal to approve the executive compensation of our named executive officers is not binding upon the Company, the Board or the Compensation Committee. Nevertheless, the Board and the Compensation Committee value the opinion expressed by stockholders through their vote on Proposal No. 3. Accordingly, the Board and Compensation Committee will consider the outcome of the vote when making future compensation decisions for our named executive officers.	**"FOR"** the approval, on a non-binding, advisory basis, of the compensation paid to our named executive officers.

If you just sign and submit your proxy card without voting instructions, your shares will be voted in accordance with the recommendation of the Board with respect to the three proposals and in accordance with the discretion of the holders of the proxy with respect to any other matters that may be voted upon.

WHO WILL COUNT THE VOTE?

Representatives of Broadridge Financial Solutions, Inc. will tabulate the votes and act as inspectors of election.

HOW DO I VOTE MY SHARES WITHOUT ATTENDING THE VIRTUAL ANNUAL MEETING?

If you are a stockholder of record, you may vote by authorizing a proxy to vote on your behalf at the virtual Annual Meeting. Specifically, you may authorize a proxy:

- *By Internet*—If you have Internet access, you may submit your proxy by going to www.proxyvote.com and by following the instructions on how to complete an electronic proxy card. You will need the 16-digit number included on your proxy card in order to vote by Internet.
- *By Telephone*—If you have access to a touch-tone telephone, you may submit your proxy by dialing 1-800-690-6903 and by following the recorded instructions. You will need the 16-digit number included on your proxy card in order to vote by telephone.
- *By Mail*—You may vote by mail by signing and dating the enclosed proxy card where indicated and by mailing or otherwise returning the card in the postage-paid envelope provided to you. You should sign your name exactly as it appears on the proxy card. If you are signing in a representative capacity (for example, as guardian, executor, trustee, custodian, attorney, or officer of a corporation), indicate your name and title or capacity.

If you hold your shares in street name, you may submit voting instructions to your broker, bank, or other nominee. In most instances, you will be able to do this over the Internet, by telephone, or by mail. Please refer to information from your bank, broker, or other nominee on how to submit voting instructions.

Internet and telephone voting facilities will close at 11:59 p.m., Eastern Time, on November 29, 2023, for the voting of shares held by stockholders of record as of the Record Date. Proxy cards with respect to shares held of record must be received no later than November 29, 2023.

HOW DO I VOTE MY SHARES DURING THE VIRTUAL ANNUAL MEETING?

If you are a stockholder of record and prefer to vote your shares during the virtual Annual Meeting, you can by entering the 16-digit control number included on your proxy card, Notice of Internet Availability of Proxy Materials or voting instruction form once logged in to the virtual platform at www.virtualshareholdermeeting.com/PFGC2023.

Even if you plan to attend the virtual Annual Meeting, we encourage you to vote in advance by Internet, telephone, or mail so that your vote will be counted even if you later decide not to attend the virtual Annual Meeting.

WHAT DOES IT MEAN IF I RECEIVE MORE THAN ONE PROXY CARD ON OR ABOUT THE SAME TIME?

It generally means you hold shares registered in more than one account. To ensure that all your shares are voted, please sign and return each proxy card or, if you vote by Internet or telephone, vote once for each proxy card you receive.

MAY I CHANGE MY VOTE OR REVOKE MY PROXY?

Yes. Whether you have voted by Internet, telephone, or mail, if you are a stockholder of record, you may change your vote and revoke your proxy by:

- sending a written statement to that effect to our Secretary, provided such statement is received no later than November 29, 2023;
- voting by Internet or telephone at a later time than your previous vote and before the closing of those voting facilities at 11:59 p.m., Eastern Time, on November 29, 2023;
- submitting a properly signed proxy card that has a later date than your previous vote and that is received no later than November 29, 2023; or
- attending the virtual Annual Meeting online and voting (attendance at the virtual Annual Meeting without voting will not change your vote or revoke your proxy).

If you hold shares in street name, please refer to information from your bank, broker, or other nominee on how to revoke or submit new voting instructions.

COULD OTHER MATTERS BE DECIDED AT THE ANNUAL MEETING?

As of the date of this Proxy Statement, we do not know of any matters to be raised at the Annual Meeting other than those referred to in this Proxy Statement. If other matters are properly presented at the Annual Meeting for consideration and you are a stockholder of record and have submitted a proxy card, the persons named in your proxy card will have the discretion to vote on those matters for you.

WHO WILL PAY FOR THE COST OF THIS PROXY SOLICITATION?

We will pay the cost of soliciting proxies. Proxies may be solicited on our behalf by directors, officers or employees of the Company (for no additional compensation) in person or by telephone, electronic transmission, and facsimile transmission. Brokers and other nominees will be requested to solicit proxies or authorizations from beneficial owners and will be reimbursed for their reasonable expenses.

STOCKHOLDER PROPOSALS FOR THE 2024 ANNUAL MEETING

If any stockholder wishes to propose a matter for consideration at our 2024 Annual Meeting, the proposal should be mailed by certified mail return receipt requested, to our Secretary, Performance Food Group Company, 12500 West Creek Parkway, Richmond, Virginia 23238.

PROPOSALS FOR BUSINESS FOR INCLUSION IN NEXT YEAR'S PROXY STATEMENT (RULE 14A-8)

SEC rules permit stockholders to submit proposals for inclusion in our proxy statement if the stockholder and the proposal meet the requirements specified in Rule 14a-8 of the Exchange Act. Proposals submitted in accordance with Rule 14a-8 for inclusion in our proxy statement for the 2024 Annual Meeting must be received by our Secretary no later than June 12, 2024.

DIRECTOR NOMINEES FOR INCLUSION IN NEXT YEAR'S PROXY STATEMENT (PROXY ACCESS)

Our Bylaws permit a stockholder (or group of stockholders (up to 20)) who has owned a significant amount of Company common stock (at least 3%) for a significant amount of time (at least three years) to submit director nominees (the greater of two or up to 20% of the Board) for inclusion in our proxy statement if the stockholder(s) and the nominee(s) satisfy the requirements specified in our Bylaws. To be included in the Company's proxy statement for the 2024 Annual Meeting, the proposing stockholder(s) must send notice and the required information to the Secretary so that it is received not earlier than May 13, 2024, nor later than June 12, 2024.

OTHER BUSINESS PROPOSALS/NOMINEES

Our Bylaws also set forth the procedures that a stockholder must follow to nominate a candidate for election as a director or to propose other business for consideration at stockholder meetings, in each case, not submitted either under proxy access or Rule 14a-8. To be timely, a stockholder's notice must be delivered to the Secretary and received on or after August 2, 2024, but not later than September 1, 2024.

OTHER BUSINESS

The Board does not know of any other matters to be brought before the Annual Meeting. If other matters are presented, the proxy holders have discretionary authority to vote all proxies in accordance with their best judgment.

By Order of the Board of Directors,



A. Brent King
Secretary

We make available, free of charge on our website, all of our filings that are made electronically with the SEC, including Forms 10-K, 10-Q, and 8-K. To access these filings, go to our website (www.pfgc.com) and click on "Financial Info" under the "Investors" heading. Information on, or that can be accessed through, our website is not, and shall not be deemed to be, part of this Proxy Statement or incorporated into any other filing we make with the SEC. Copies of our Annual Report on Form 10-K for the year ended July 1, 2023, including financial statements and schedules thereto, filed with the SEC, are also available without charge to stockholders upon written request addressed to:

Secretary
Performance Food Group Company
12500 West Creek Parkway
Richmond, Virginia 23238

APPENDIX A
RECONCILIATION OF
NON-GAAP ITEMS

This Proxy Statement and the accompanying financial statement tables include several financial measures that are not calculated in accordance with GAAP, including Adjusted EBITDA and Adjusted Diluted EPS. Such measures are not recognized terms under GAAP, should not be considered in isolation or as a substitute for measures prepared in accordance with GAAP, and are not indicative of net income as determined under GAAP. Adjusted EBITDA, Adjusted Diluted EPS, and other non-GAAP financial measures have limitations that should be considered before using these measures to evaluate PFG's liquidity or financial performance. Adjusted EBITDA and Adjusted Diluted EPS, as presented, may not be comparable to similarly titled measures of other companies because of varying methods of calculation.

Management measures operating performance based on our Adjusted EBITDA, defined as net income before interest expense, interest income, income and franchise taxes, and depreciation and amortization, further adjusted to exclude certain items we do not consider part of our core operating results. Such adjustments include certain unusual, non-cash, non-recurring, cost reduction and other adjustment items permitted in calculating covenant compliance under PFG's credit agreement and indenture (other than certain pro forma adjustments permitted under our credit agreement and indenture relating to the Adjusted EBITDA contribution of acquired entities or businesses prior to the acquisition date). Under PFG's credit agreement and indenture, PFG's ability to engage in certain activities such as incurring certain additional indebtedness, making certain investments, and making restricted payments is tied to ratios based on Adjusted EBITDA (as defined in the credit agreement and indenture).

Management also uses Adjusted Diluted EPS, which is calculated by adjusting the most directly comparable GAAP financial measure by excluding the same items excluded in PFG's calculation of Adjusted EBITDA, as well as amortization of intangible assets, to the extent that each such item was included in the applicable GAAP financial measure. For business combinations, the Company generally allocates a portion of the purchase price to intangible assets and such intangible assets contribute to revenue generation. The amount of the allocation is based on estimates and assumptions made by management and is subject to amortization over the useful lives of the intangible assets. The amount of the purchase price from an acquisition allocated to intangible assets and the term of its related amortization can vary significantly and are unique to each acquisition, and thus the Company does not believe it is reflective of ongoing operations. Intangible asset amortization excluded from Adjusted Diluted EPS represents the entire amount recorded within the Company's GAAP financial statements and the revenue generated by the associated intangible assets has not been excluded from Adjusted Diluted EPS. Intangible asset amortization is excluded from Adjusted Diluted EPS because the amortization, unlike the related revenue, is not affected by operations of any particular period unless an intangible asset becomes impaired or the estimated useful life of an intangible asset is revised.

PFG believes that the presentation of Adjusted EBITDA and Adjusted Diluted EPS is useful to investors because these metrics provide insight into underlying business trends and year-over-year results and are frequently used by securities analysts, investors, and other interested parties in their evaluation of the operating performance of companies in PFG's industry.

The following tables include a reconciliation of non-GAAP financial measures to the applicable most comparable GAAP financial measures.

PERFORMANCE FOOD GROUP COMPANY
Non-GAAP Reconciliation (Unaudited)

($ in millions, except share and per share data)	FISCAL YEAR ENDED			
	JULY 1, 2023	JULY 2, 2022	$ CHANGE	% CHANGE
Net income (GAAP)	$ 397.2	$ 112.5	$ 284.7	253.1%
Interest expense, net	218.0	182.9	35.1	19.2
Income tax expense	146.8	54.6	92.2	168.9
Depreciation	315.7	279.7	36.0	12.9
Amortization of intangible assets	181.0	183.1	(2.1)	(1.1)
Change in LIFO reserve[A]	39.2	122.9	(83.7)	(68.1)
Stock based compensation expense	43.3	44.0	(0.7)	(1.6)
Loss (gain) on fuel derivatives	5.7	(20.7)	26.4	127.5
Acquisition, integration & reorganization expenses[B]	10.6	49.9	(39.3)	(78.8)
Other Adjustments[C]	5.9	10.9	(5.0)	(45.9)
Adjusted EBITDA (Non-GAAP)	$ 1,363.4	$ 1,019.8	$ 343.6	33.7%
Diluted Earnings Per Share (GAAP)	$ 2.54	$ 0.74	$ 1.80	243.2%
Impact of amortization of intangible assets	1.16	1.21	(0.05)	(4.1)
Impact of change in LIFO reserve	0.25	0.81	(0.56)	(69.1)
Impact of stock based compensation expense	0.28	0.29	(0.01)	(3.4)
Impact of loss (gain) on fuel derivatives	0.03	(0.14)	0.17	121.4
Impact of acquisition, integration & reorganization charges	0.07	0.33	(0.26)	(78.8)
Impact of other adjustments	0.04	0.08	(0.04)	(50.0)
Tax impact of above adjustments	(0.49)	(0.72)	0.23	(31.9)
Adjusted Diluted Earnings Per Share (Non-GAAP)	$ 3.88	$ 2.60	$ 1.28	49.2

[A] Includes (decreases) increases in the LIFO inventory reserve of ($19.2) million for Foodservice and $58.4 million for Convenience for fiscal 2023 compared to $31.9 million for Foodservice and $91.0 million for Convenience for fiscal 2022.

[B] Includes professional fees and other costs related to completed and abandoned acquisitions, costs of integrating certain of our facilities, and facility closing cost

[C] Includes asset impairments, gains and losses on the disposal of fixed assets, amounts related to favorable and unfavorable leases, foreign currency transaction gains and losses, franchise tax expense, and other adjustments permitted under our credit agreement and indenture.

VOTE
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